CALCULATION OF REGISTRATION FEE

	Proposed	Proposed	Proposed
	Maximum	Maximum	Maximum
Title of Each Class of Securities	Amount to be	Aggregate Price	Aggregated
To Be Registered	Registered	Per Unit	Offering Price	Registration Fee
Senior Subordinated Notes due 2016	$400,000,000	100%	$400,000,000	$42,800

SUBJECT TO COMPLETION, DATED MARCH 3, 2006

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-132178

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the prospectus are not offers to sell these securities and they are not soliciting offers to buy these securities in any state where such offers or sales are not permitted.

Preliminary Prospectus Supplement
(To Prospectus dated March 2, 2006)

$400,000,000

Alliant Techsystems Inc.

% Senior Subordinated Notes due 2016

Alliant Techsystems Inc. is offering $400 million aggregate principal amount of     % senior subordinated notes due 2016. Interest on the notes will be paid semi-annually in arrears on        and        of each year, beginning on     , 2006. The notes will mature on      , 2016. We may redeem some or all of the notes at any time and from time to time on or after     , 2011, at specified redemption prices. Prior to     , 2011, we may redeem some or all of the notes at a price equal to 100% of their principal amount plus accrued and unpaid interest to the date of redemption and a specified make-whole premium. In addition, prior to     , 2009, we may redeem up to 35% of the aggregate principal amount of the notes, at a price equal to     % of their principal amount plus accrued and unpaid interest to the date of redemption, with the proceeds of certain equity offerings. The redemption prices are discussed under the caption ‘‘Description of Notes—Optional Redemption.’’

The notes will be guaranteed on a senior subordinated basis by all of our restricted subsidiaries that from time to time guarantee our or any of our domestic subsidiaries’ other indebtedness, which currently consists of substantially all of our domestic subsidiaries. The notes and the guarantees will be our and our guarantors’ general unsecured senior subordinated obligations and will rank junior in right of payment to all of our and our guarantors’ existing and future senior indebtedness and equal in right of payment with all of our and our guarantors’ existing and future senior subordinated indebtedness.

The closing of the offering is conditioned on our acceptance for purchase of all of our 8 1/2% senior subordinated notes due 2011 validly tendered and not withdrawn on or prior to March 14, 2006. We are not required to accept any of such notes if less than a majority in principal amount has been tendered.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-15 of this prospectus supplement.

	Per Note	Total
Public Offering Price(1)%		$
Underwriting Discounts and Commissions	%	$
Proceeds to Alliant Techsystems Inc., before expenses	%	$

(1)             Plus accrued interest, if any, from March   , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Banc of America Securities LLC expects to deliver the notes to investors on or about March   , 2006.

Banc of America Securities LLC

March   , 2006

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus or any free writing prospectus provided, authorized or approved by us. Alliant Techsystems has not authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus may only be accurate as of the date of the applicable document.

i

FORWARD-LOOKING STATEMENTS

Some of the statements made and information contained in this prospectus, excluding historical information, are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Any of the following factors may impact the achievement of results:

•       reductions or changes in NASA or U.S. Government military spending and budgetary policies and sourcing strategy;

•       increases in costs, which we may not be able to react to due to the nature of our U.S. Government contracts;

•       the potential termination of U.S. Government contracts;

•       government laws and other rules and regulations applicable to us, such as procurement and import-export control;

•       the novation of U.S. Government contracts;

•       other risks associated with U.S. Government contracts that might expose our company to adverse consequences;

•       intense competition;

•       supply, availability, and costs of raw materials and components;

•       fires or explosions at any of our facilities;

•       environmental rules and regulations, non-compliance with which may expose our company to adverse consequences;

•       acquisitions that might be unsuccessful;

•       contract pricing and timing of awards;

•       changing economic and political conditions in the United States and in other countries;

•       changes in the number or timing of commercial and military space launches;

•       international trading restrictions;

•       outcome of periodic union negotiations;

•       customer product acceptance;

•       program performance;

•       continued access to technical and capital resources;

•       supplier contract negotiations and difficulties in the supplier qualification process;

•       availability of insurance coverage at acceptable terms;

•       unforeseen delays or other changes in NASA’s Space Shuttle program;

•       changes in accounting, pension or tax rules or pronouncements;

•       actual pension asset returns and assumptions regarding future returns, discount rates, and service costs;

•       changes in cost estimates related to restructuring or relocation of facilities;

•       the timing and extent of changes in interest rates;

•       access to capital markets and the costs thereof;

•       legal proceedings; and

•       other economic, political, and technological risks and uncertainties.

This list of factors is not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that would impact our business. Additional information regarding these and other factors may be contained in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K. All such risk factors are difficult to predict, contain material uncertainties that may affect actual results and may be beyond our control.

Prospectus Supplement Summary

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus supplement or the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether or not to invest in the notes. For a more complete understanding of our company and this offering, we encourage you to read this entire document, including “Risk Factors,” the financial information included in or incorporated by reference into this prospectus supplement or the accompanying prospectus and the documents to which we have referred.

Unless otherwise indicated or required by the context, as used in this prospectus supplement, the terms “ATK,” “we,” “our” and “us” refer to Alliant Techsystems Inc. and all its subsidiaries that are consolidated under accounting principles generally accepted in the United States, or GAAP. Our fiscal year ends on March 31 of each year. When we refer to a fiscal year, such as fiscal 2005, we are referring to the fiscal year ended on March 31 of that year.

Many of our products and programs are customarily referred to by customers or in the marketplace by acronyms. Many of these acronyms are included in this prospectus supplement (in parentheses following the product or program name) for the convenience of subsequent reference, and for the benefit of readers who may be more familiar with the acronyms than with the actual product or program names.

We supply aerospace and defense products to the U.S. Government, U.S. allies, and major prime government contractors. We manufacture and develop solid rocket propulsion systems used for a variety of applications, including manned and unmanned space vehicles, satellite boost and attitude control systems, and strategic and tactical missile systems. We also develop and manufacture small-, medium-, and large-caliber ammunition for the U.S. Department of Defense (DoD). In addition, we are developing and act as a supplier of a variety of advanced tactical weapons systems. We also supply composite structures to aerospace and defense prime contractors. Over the past five fiscal years ended March 31, 2005, we increased our annual sales at a compound annual growth rate of 25.1% and our income from continuing operations before net interest, income taxes, and minority interest at a compound annual growth rate of 20.3%. We are listed on the NYSE and our equity market capitalization as of March 2, 2006 was $2.8 billion. For the nine months ended January 1, 2006 we had total sales of $2.3 billion and net income of $124 million.

Our four principal operating segments are organized on the basis of products and services offered; they are: Ammunition, ATK Thiokol, Precision Systems, and Advanced Propulsion and Space Systems. All other operations, including the activities of ATK Mission Research and our Corporate Headquarters, are grouped in a segment we refer to as “Corporate” or “Corporate and Other.”

Ammunition.   The Ammunition segment, which generated external sales of $765 million, or 33% of our external sales, in the nine months ended January 1, 2006, supplies small- and medium-caliber military ammunition, medium-caliber gun systems, rocket propellants, energetic materials, commercial and military smokeless powder, law enforcement and sporting ammunition, and ammunition-related products. Through the Lake City Army Ammunition Plant, a government-owned plant that we operate, we currently supply the DoD with a significant majority of its small-caliber ammunition.

ATK Thiokol.   Our ATK Thiokol segment, which generated external sales of $703 million, or 31% of our external sales, in the nine months ended January 1, 2006, is a solid propellant rocket motor manufacturer, providing motors for human access to space, land- and sea-based strategic missiles operated by the U.S. Air Force and U.S. Navy, commercial and government space launch vehicles, and missile defense interceptors. The segment also provides advanced ordnance products, demilitarization products and services, operations and technical support for space launches, energetic materials (propellants, explosives and gun propellants used for military and civil application), materials and structures for high temperature and hypersonic flight environments, and engineering and technical services for the advancement of propulsion systems and energetic materials. We are the principal manufacturer and supplier of solid rocket motors for a variety of commercial and military launch programs, including NASA’s Space Shuttle, Minuteman III, Trident II, Delta II, Delta III, Delta IV, Titan IVB, Ground-based Midcourse Defense (GMD), Pegasus, Taurus, and the Kinetic Energy Interceptor (KEI). In December 2005, NASA named ATK to be a prime contractor for the first stage of the Crew Launch Vehicle (CLV), the planned next-generation manned space vehicle.

Precision Systems.   Our Precision Systems segment, which generated external sales of $379 million,, or 16% of our external sales, in the nine months ended January 1, 2006, is a supplier of:

•       tactical missile systems, including the Advanced Anti-Radiation Guided Missile (AARGM);

•       precision munitions, including the Precision-Guided Mortar Munition (PGMM);

•       tank ammunition;

•       barrier systems;

•       soldier weapon systems;

•       tactical rocket motors and warheads, including for the Advanced Medium-Range Air-to-Air Missile (AMRAAM);

•       electronic warfare support systems, including the AAR-47 Missile Warning System;

•       composite structures for aircraft and weapons systems; and

•       fuzes, proximity sensors, and batteries.

Advanced Propulsion and Space Systems.   Our Advanced Propulsion and Space Systems segment, which generated external sales of $337 million, or 15% of our external sales, in the nine months ended January 1, 2006, is a supplier of:

•       satellite structures and subsystems;

•       hypersonic vehicles and air-breathing propulsion systems;

•       propulsion and rocket motors for missile defense, space, strategic, tactical, and commercial applications; and

•       high-performance structures for space launch vehicles, including the Delta II, Delta IV, Atlas V, and Pegasus; structures used on aircraft, including the C-17, Bell 609, Boeing 767, F-35, and F/A-22; and rocket motor casings.

ATK Mission Research.   Our ATK Mission Research segment, which generated the remainder of our external sales in the nine months ended January 1, 2006, is a developer of advanced technologies that address emerging national security and homeland defense requirements in such areas as directed energy, electro-optical and infrared sensors, aircraft sensor integration, high-performance antennas and radomes, advanced signal processing, and specialized composites.

Competitive Strengths

We believe that we maintain a strong competitive position in each of our markets as a result of numerous factors, including the following:

Leading Market Positions and Sole-Source Provider

We are the leading U.S. manufacturer and are a sole- or dual-source supplier of many of our core products, particularly in the areas of solid rocket motors and ammunition. We believe our success is attributable to our market position, our technological and operational advantages and our position as a valued and strategic supplier to the U.S. Government and to major aerospace and defense prime contractors. We are a sole-source supplier for 62% of our consolidated fiscal 2005 sales to the U.S. Government.

Ammunition.   We are the nation’s largest supplier and developer of small-caliber ammunition and a leading developer, manufacturer and supplier of medium-caliber ammunition, in each case for the DoD. We currently supply the DoD with a significant majority of its small-caliber ammunition and are one of its two principal suppliers of medium-caliber ammunition. Additionally, we are a leading supplier of ammunition to municipal, state, and federal law enforcement as well as the civil ammunition market.

ATK Thiokol.   We are the sole-source supplier of the Reusable Solid Rocket Motor (RSRM) for NASA’s Space Shuttle. There is currently no domestic alternative to the Space Shuttle or the solid rocket motors that we provide for the Space Shuttle. Additionally, we expect to benefit from our position as the sole-source provider of the RSRM to increase our participation in the design and development of the next-generation launch vehicles that will replace the Space Shuttle. In December 2005, NASA named ATK as the prime contractor to design, develop, test, and evaluate the first stage propulsion system for the new Crew Launch Vehicle (CLV), which is expected to use a derivative of the current RSRM, and which will propel astronauts in the Crew Exploration Vehicle (CEV) into low-earth orbit. Additionally, we are the sole-source provider for such programs as the Trident II missiles and Minuteman III Propulsion Replacement Program.

Precision Systems.   We are a leading provider of large-caliber ammunition, tactical rocket motors, fuzing, and proximity sensing devices and barrier systems for the DoD and allied nations. Additionally, we are a sole-source provider for development programs such as the Advanced Anti-Radiation Guided Missile (AARGM) and the Precision-Guided Mortar Munition (PGMM). Although our development programs currently represent only a small portion of our overall sales, we believe there is potential for significant future expansion into larger production contracts.

Advanced Propulsion and Space Systems.   We are a leading provider of hypersonic scramjet engines, rocket motors for spacecraft launch and orbit transfer, and advanced lightweight, high-strength composite materials. We manufacture the scramjet engine, airframe, and fuel systems for NASA’s X-43A, the world’s fastest air-breathing aircraft, in addition to integrating the vehicle components for flight.

Multi-Year Contracts and Backlog

Substantially all of our sales are derived from multi-year contracts, primarily with the U.S. Government and major aerospace and defense prime contractors. Major multi-year contracts include our production contract with the U.S. Army to supply a significant majority of the Army’s small-caliber ammunition needs. Other major multi-year contracts carried out through the ATK Thiokol segment include the Reusable Solid Rocket Motor (RSRM) for the NASA Space Shuttle, the propulsion upgrade program for the Minuteman III Propulsion Replacement Program, and the Trident II ballistic missile. As of January 1, 2006, contracted backlog was approximately $3.5 billion and total backlog was approximately $4.8 billion. Contracted backlog represents the total orders we have received on contracts for which we are authorized to incur costs but for which sales have not yet been recognized. Total backlog represents contracted backlog plus the value of unexercised options related to existing contracts.

Strong Operating Cash Flow

Our company has historically benefited from a business model that focuses on profitable long-term contracts with key Government customers. As a result, we have historically generated significant amounts of operating cash flow. From April 1, 2001 through January 1, 2006, we generated approximately $873 million in operating cash flow. Our capital expenditures totaled $255 million during that period. This operating cash flow generation has allowed us to manage our leverage through consistent debt repayments, while making strategic acquisitions and returning cash to equity investors through stock repurchase programs.

Significant Participation in U.S. Government Programs

U.S. Government programs accounted for approximately 78% of our sales in fiscal 2005, with significant participation on many of the largest programs and a focus on the supply of consumable products, such as ammunition. Our top-five contracts accounted for 38% of fiscal 2005 sales, and multi-year contracts and large backlog lead to significant sales visibility. We believe we are well positioned on NASA and other U.S. Government programs that are relatively less sensitive to budget trends. For instance, the U.S. Army has a training mandate that requires that all soldiers, not just the front-line troops, be proficient with weapons. As a result, we believe a significant majority of small-caliber ammunition is used in training and is not dependent on wartime conditions. We expect this initiative to contribute significantly to the demand for small-caliber ammunition by the U.S. Army of 1.5 billion rounds or greater per annum.

Diversified Product Portfolio

Our broad product portfolio provides a diverse source of sales, which mitigates the risks of contract delays or program cancellations. Much of our product portfolio is “platform independent,” meaning it can be used in the legacy platforms of today, such as M1A1 battle tanks and F-16 fighters, or in the platforms being developed for future use, such as the Future Combat System or the Joint Strike Fighter. With the exception of our RSRM program and the military small-caliber ammunition produced at Lake City, no other single program is expected to account for more than 10% of our sales in fiscal 2006 and 2007.

Broad Base of U.S. Government Customers

Our sales are predominately derived from contracts with agencies of the U.S. Government and its prime contractors and subcontractors. The various U.S. Government customers include NASA, the U.S. Army, the U.S. Air Force, and the U.S. Navy. Although NASA and each of these military departments are subject to the overall authorization and appropriation power of Congress, and act pursuant to plans prepared and coordinated with the Executive Branch, the individual agencies have considerable responsibility to determine requirements, plan acquisition strategy, and to make purchases of supplies and services. As a result, we regard sales to each contracting customer entity as constituting sales to a separate customer, rather than treating all sales to the U.S. Government as sales to a single customer.

High Barriers to Entry

Our business is characterized by high barriers to entry. These barriers include specialized technologies, a highly skilled workforce, the necessary infrastructure for potentially hazardous and technically sensitive work, and considerable capital costs for necessary plants and facilities. In conjunction with the U.S. Government, we have invested significant resources in our facilities and technology base. A substantial portion of our business, including many of our contracts with the U.S. Government or its prime contractors, requires customer certification or qualification, which can be a lengthy and expensive process. As the sole-source supplier on many of our programs, we are the only contractor that has been qualified by the customer to perform on those programs.

Experienced Leadership Team

Our senior leadership team consists of the 16 individuals identified under “Management” as executive officers. Many of these individuals have extensive experience in the military and the defense and aerospace industries and have built strong relationships with customers within the U.S. Government and its prime contractors.

Business Strategy

Our management believes that the key to our continued success is to focus on performance, simplicity, and affordability, and that our future growth lies in being a leading provider of advanced weapon and space systems. Our strategy is to continue to increase growth in earnings and operating cash flow. To implement our strategy, we intend to do the following:

Expand Existing and Develop New Technologies

Through a combination of customer-funded research and development and our own internal research and development efforts, we intend to continue to focus on the development of our technologies. Customer-funded development contracts enable us to work with our customers to design, develop and manufacture new systems and components, while decreasing our financial risk when such systems later go into production. For example, in the area of missile systems, we have combined our missile systems engineering capabilities with our strength in propulsion, warheads, and high volume manufacturing, in the pursuit of new tactical missile program opportunities, specifically with the development of the Advanced Anti-Radiation Guided Missile (AARGM) for the U.S. Navy. Our experience with Guidance, Navigation and Control (GNC), airframes, propulsion, warhead, sensors and seeker technology has led to the development of our next generation of precision munitions, including the Precision-Guided Mortar Munition (PGMM) program for the U.S. Army. At the same time, we believe that we are on the leading edge of technologies essential to “future generation” weapons and platforms, including advanced sensor/seeker integration; directed energy; weapon data links; high-speed, long-range projectiles; thermal-resistant materials; reactive materials; and scramjet engines.

Focus on Sustainable Product Programs

We intend to focus on areas that we expect to grow faster than the overall defense budget, particularly at a time when potential program cuts are forecasted. These areas include consumables (e.g. ammunition and solid rocket motors) and weapons and sensors that extend the life and enhance the capabilities and effectiveness of ships, aircraft, land vehicles, and individual soldiers. Our transformational weapons such as the Advanced Anti-Radiation Guided Missile (AARGM), the Ballistic Trajectory Extended Range Munition (BTERM) guided projectile, the Precision-Guided Mortar Munition (PGMM) and Mid-Range Munition (MRM) are aimed at this growing market.

Pursue Strategic Acquisitions

We plan to continue implementing our disciplined acquisition strategy and participate in the ongoing consolidation of the aerospace and defense industry. We target selective, accretive acquisitions, to broaden our existing product base, build on our existing customer relationships, and enhance our ability to enter new markets. In carrying out our strategic acquisition program, we frequently evaluate potential acquisitions and from time to time enter into discussions with sellers and targets. Although we currently have no agreements to acquire any businesses, we may enter into an acquisition agreement at any time.

Tender Offer

On March 1, 2006, we commenced a tender offer for all of our outstanding 8 1/2% senior subordinated notes due 2011, which we refer to as the 8 1/2% notes. The total consideration per $1,000 principal to holders of the 8 1/2% notes is estimated to be approximately $1,047, which includes a consent payment of $30, payable to the holders who tender on or prior to March 14, 2006. We presently intend to redeem any of the 8 1/2% notes not purchased in the tender offer at or after May 15, 2006, the earliest date on which the optional redemption is permitted under the indenture governing the 8 1/2% notes. The closing of the offering is conditioned on our acceptance for purchase of all of the 8 1/2% notes validly tendered and not withdrawn on or prior to March 14, 2006. We are not required to accept any of the 8 1/2% notes if less than a majority in principal amount has been tendered.

The Offering

The following summary contains basic information about the notes. It does not contain all the information that may be important to you. For a more complete understanding of the notes, please refer to the section of this prospectus supplement entitled “Description of Notes” and the sections of the accompanying prospectus entitled “Description of the Debt Securities” and “Description of the Guarantees.”

Issuer	Alliant Techsystems Inc.
Securities Offered	$400 million aggregate principal amount of % Senior Subordinated Notes due 2016.
Maturity	, 2016.
Interest Rate	% per year.
Interest	and of each year, beginning on , 2006.
Guarantees

The notes will be guaranteed on a senior subordinated basis by all of our restricted subsidiaries that from time to time guarantee our or any of our domestic subsidiaries’ other indebtedness, which currently consists of substantially all of our domestic subsidiaries.

Ranking	The notes and the guarantees will be our and the guarantors’ general unsecured senior subordinated obligations. Accordingly, the notes and the guarantees will rank:
• behind all of our and the guarantors’ respective existing and future senior debt, including debt under our senior credit facilities;
• effectively behind any existing and future debt and other liabilities of our subsidiaries that do not guarantee the notes;

• equally with all of our and the guarantors’ respective existing and future unsecured senior subordinated debt obligations, including our 2.75% convertible senior subordinated notes due 2024, which we refer to as our 2.75% convertible notes, and our 3.00% convertible senior subordinated notes due 2024, which we refer to as our 3.00% convertible notes, and any of our 8 1/2% notes that may remain outstanding following the tender offer; and

• ahead of all of our and the guarantors’ respective future debt that expressly provides that it is subordinated to the notes or the relevant guarantee, as applicable.

As of January 1, 2006, after giving effect to this offering and the application of the net proceed therefrom to the repurchase of all of our outstanding 8 1/2% notes, we would have had $249.8 million of senior indebtedness outstanding, representing indebtedness under our senior credit facilities (not including letters of credit thereunder), and $880 million of senior subordinated indebtedness outstanding, consisting of $400 million of the notes, $280 million of our 2.75% convertible notes and $200 million of our 3.00% convertible notes. In addition, as of January 1, 2006, we had $73.8 million of outstanding but undrawn letters of credit and, taking into account these letters of credit, an additional $226.2 million of availability under our senior credit facilities, all of which would have been senior indebtedness. As of January 1, 2006, after giving effect to this offering and the application of the net proceeds therefrom to the repurchase of all of our outstanding 8 1/2% notes, total liabilities would have been approximately $2.3 billion.

Optional Redemption

The notes will be redeemable on or after           , 2011 at the redemption prices described in this prospectus supplement in the section entitled “Description of Notes—Optional Redemption.” In addition, we may redeem up to 35% of the aggregate principal amount of the notes before           , 2009, at the redemption price described in this prospectus supplement in the section entitled “Description of Notes—Optional Redemption,” with the net cash proceeds from certain equity offerings. Prior to           , 2011, we may also redeem the notes at a redemption price equal to 100% of their principal amount, plus accrued interest thereon to the date of redemption and a make-whole premium described in this prospectus supplement in the section entitled “Description of Notes—Optional Redemption.”

Change of Control

Upon the occurrence of a Change of Control (as defined herein), each holder of the notes will have the right to require us to repurchase all or any part of that holder’s notes at a repurchase price equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest thereon, to the date of repurchase. There can be no assurance that we will have sufficient funds available at the time of any Change of Control to make any required debt repayment (including repurchases of the notes). See “Description of Notes—Change of Control” and “Risk Factors—Risks Related to the Notes—Our senior credit facilities limit our ability to pay cash to holders in certain circumstances.”

Certain Covenants

We will issue the notes under an indenture among us, the subsidiary guarantors and The Bank of New York Trust Company, N.A., as trustee, as supplemented by a supplemental indenture. The indenture and supplemental indenture will include covenants that limit our ability and the ability of our restricted subsidiaries to, among other things:

• incur additional debt, including guarantees by our restricted subsidiaries;

• pay dividends on our capital stock, redeem or repurchase our capital stock or subordinated obligations, or make investments, subject to certain exceptions;
• create liens;
• sell assets;
• create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make loans or other distributions to us;
• engage in transactions with affiliates;
• incur layered debt; and
• consolidate or merge with or into other companies or sell all or substantially all of our assets.
These covenants will be subject to a number of important exceptions and qualifications described under “Description of Notes—Certain Covenants.”
Events of Default

For a discussion of events that will permit acceleration of the payment of the principal of and accrued interest on the notes, see “Description of Notes—Defaults” in this prospectus supplement and “Description of the Debt Securities—Events of Default” in the accompanying prospectus.

Use of Proceeds

We expect to use the net proceeds from this offering (which we estimate to be approximately $        million after deducting underwriting discounts and estimated fees and expenses related to the offering), together with cash on hand and, if needed, borrowings under our revolving credit facility, to fund our tender offer to repurchase up to $400 million of our outstanding 8 1/2% notes, representing all of the outstanding 8 1/2% notes. If we acquire less than all of the outstanding 8 1/2% notes in the tender offer, any remaining net proceeds will be used for working capital and general corporate purposes.

Risk Factors

You should carefully consider the information set forth under “Risk Factors” and the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus in deciding whether to purchase the notes.

Concurrent Tender Offer

The closing of the offering is conditioned on our acceptance for purchase of all the 8 1/2% notes validly tendered and not withdrawn on or prior to March 14, 2006. We are not required to accept any of the 8 1/2% notes if less than a majority in principal amount has been tendered.

Summary Selected Financial and Operating Data

The following tables summarize our selected consolidated financial and operating data for the years ended March 31, 2003, 2004 and 2005 and the nine months ended January 2, 2005 and January 1, 2006. The summary selected consolidated operating data, other financial data and balance sheet data as of and for the years ended March 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements. The summary selected consolidated operating data, other financial data, and balance sheet data for the nine months ended January 2, 2005 and January 1, 2006 are derived from our unaudited consolidated financial statements. The financial statement data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2005 and our Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2006, in each case, incorporated by reference in the prospectus accompanying this prospectus supplement.

	Years Ended March 31,			Nine Months Ended
				January 2,	January 1,
	2003	2004	2005	2005	2006
				(unaudited)
	(dollars in thousands)
Operating Data:
Sales	$2,172,135	$2,366,193	$2,801,129	$2,001,938	$2,299,113
Cost of sales	1,692,742	1,875,656	2,269,927	1,629,570	1,859,551
Gross profit	479,393	490,537	531,202	372,368	439,562
Operating expenses:
Research and development	26,849	28,936	37,929	23,471	35,101
Selling	64,200	67,204	71,112	51,994	56,812
General and administrative	112,801	117,334	137,169	95,215	111,042
Total operating expenses	203,850	213,474	246,210	170,680	202,955
Income before interest, income taxes, minority interest, and cumulative effect of change in accounting principle	275,543	277,063	284,992	201,688	236,607
Interest expense, net(1)	(78,066)	(59,267)	(64,452)	(47,379)	(50,762)
Income before income taxes, minority interest, and cumulative effect of change in accounting principle	197,477	217,796	220,540	154,309	185,845
Income tax provision	77,020	55,041	66,549	48,741	61,039
Income before minority interest and cumulative effect of change in accounting principle	120,457	162,755	153,991	105,568	124,806
Minority interest, net of income taxes	—	450	451	248	335
Income before cumulative effect of change in accounting principle	120,457	162,305	153,540	105,320	124,471
Cumulative effect of change in accounting principle, net of income taxes(2)	3,830	—	—	—	—
Net income	$124,287	$162,305	$153,540	$105,320	$124,471

	As of or for the Years Ended March 31,			As of or for the Nine Months Ended
				January 2,	January 1,
	2003	2004	2005	2005	2006
				(unaudited)
	(dollars in thousands)
Other Financial Data:
Cash provided by operating activities	$188,811	$180,885	$196,055	$105,962	$144,797
Cash (used for) investing activities	(156,739)	(315,416)	(225,850)	(200,426)	(35,071)
Cash (used for) provided by financing activities	(32,072)	158,837	18,261	97,079	(83,275)
Capital expenditures	54,171	58,754	62,600	36,533	36,694
Depreciation and amortization	67,134	69,918	84,325	58,730	62,895
Ratio of earnings to fixed charges	3.3x	4.2x	4.0x	3.9x	4.2x
EBITDA(3)	346,507	346,531	368,866	260,170	299,167
EBIT(3)	279,373	276,613	284,541	201,440	236,272
Balance Sheet Data:
Cash and cash equivalents	$—	$24,306	$12,772	$26,921	$39,223
Net current assets	284,263	377,294	401,674	430,670	488,869
Net property, plant, and equipment	463,736	465,786	456,310	453,457	438,983
Total assets	2,468,660	2,800,744	3,015,810	3,009,542	3,054,670
Long-term debt (including current portion)	825,187	1,084,294	1,134,045	1,187,226	1,118,679
Total shareholders’ equity	477,924	564,200	686,359	670,283	784,589

(1)             Due to our adoption of Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, on April 1, 2003, debt issuance costs that are written off when debt is extinguished, which were previously classified as extraordinary loss on early extinguishment of debt, are now included in interest expense. This resulted in an increase in interest expense from the amounts previously reported of $13.8 million in fiscal 2003.

(2)             In fiscal 2003, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. As a result, we no longer amortize goodwill or other intangible assets with indefinite lives. We recorded a gain of $3.8 million, net of $2.4 million of income taxes, for the write-off of negative goodwill as a cumulative effect of change in accounting principle.

(3)             EBITDA is defined as earnings before net interest, income taxes, depreciation and amortization. EBIT is defined as earnings before net interest and income taxes. Neither EBITDA nor EBIT is a measure of financial performance under accounting principles generally accepted in the United States and neither should be considered an alternative to net earnings or any other measure of performance under accounting principles generally accepted in the United States as a measure of performance or to cash flows from operating, investing or financing activities, as an indicator of cash flows or as a measure of liquidity. We have included EBITDA and EBIT as performance measures because management uses them as key measures of our performance and ability to generate cash necessary to meet our future requirements for debt service, capital expenditures, working capital and taxes. Management uses variants of EBITDA to measure our compliance with important financial covenants under our senior credit facilities. Both EBITDA and EBIT have limitations as analytical tools, and they should not be considered in isolation or as a substitute for analysis of our results as reported under generally accepted accounting principles. Some of these limitations are that they:

•         do not reflect our cash expenditures for capital expenditures or contractual commitments;

•         do not reflect the impact of changes in effective tax rates;

•         do not reflect changes in, or cash requirements for, our working capital requirements; and

•         do not reflect the cash necessary to make payments of interest on our indebtedness.

In addition, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for those replacements. Because of these limitations, neither EBITDA nor EBIT should be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying on our GAAP results as well as on our EBITDA and EBIT and by budgeting our projected cash requirements for interest, capital expenditures and taxes.

Our calculation of EBITDA or EBIT may be different from the calculations used by other companies, and therefore comparability may be limited.

The following table provides a reconciliation of net income to EBIT and EBITDA:

	Years Ended March 31,			Nine Months Ended
				January 2,	January 1,
	2003	2004	2005	2005	2006
				(unaudited)
	(dollars in thousands)
EBIT and EBITDA Reconciliation:
Net income	$124,287	$162,305	$153,540	$105,320	$124,471
Income tax provision	77,020	55,041	66,549	48,741	61,039
Interest expense, net	78,066	59,267	64,452	47,379	50,762
EBIT	279,373	276,613	284,541	201,440	236,272
Depreciation	61,066	63,923	71,138	50,613	52,377
Amortization of intangible assets and unearned compensation	6,068	5,995	13,187	8,117	10,518
EBITDA	$346,507	$346,531	$368,866	$260,170	$299,167

RISK FACTORS

An investment in the notes represents a high degree of risk. There are a number of factors associated with our business that could affect your decision whether to invest in the notes. The following discussion describes the material risks currently known to us. However, additional risks that we do not know about or that we currently view as immaterial may also impair our business or adversely impact an investment in the notes. You should carefully consider the risks described below together with the other information contained in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus before making a decision to invest in the notes.

Risks Related to Our Business

Our business could be adversely affected by reductions or changes in NASA or U.S. Government military spending.

As the majority of our sales are to the U.S. Government and its prime contractors, we depend heavily on the contracts underlying these programs. Also, significant portions of our sales arise from a small number of contracts. Our top five contracts, all of which are contracts with the U.S. Government, accounted for approximately 38% of fiscal 2005 sales. Our largest contract, the Reusable Solid Rocket Motors (RSRM) for NASA’s Space Shuttle, represented 14% of our total fiscal 2005 sales and the military small-caliber ammunition contract at Lake City contributed approximately 12% of total fiscal 2005 sales.

In January 2004, President Bush announced a new vision for space exploration, which commits the United States to a long-term human and robotic program to explore the solar system, starting with a return to the Moon. The new program anticipates that the Space Shuttle will be retired from service as early as 2010, to be replaced by a new spacecraft and supporting exploration launch systems.

U.S. Government contracts are dependent on the continuing Congressional authorization and the availability of appropriations. Congress usually appropriates funds for a given program on a fiscal year basis even though contract performance may take more than one year. As a result, at the outset of a major development or production program, we often are awarded contracts that are incrementally funded, meaning that additional monies are normally committed to the contract by the procuring agency only as Congress authorizes and makes appropriations for future fiscal years. In addition, most U.S. Government contracts are subject to modification or termination if funding is changed. Any failure by Congress to authorize and appropriate additional funds to any program in which we participate, or any downward contract modification as a result of reduced funding, could materially delay or terminate the program. This could have a material adverse effect on our operating results, financial condition, or cash flows.

We may not be able to react to increases in our costs due to the nature of our U.S. Government contracts.

Our U.S. Government contracts can be categorized as either “cost-plus” or “fixed-price.”

Cost-Plus Contracts.   Cost-plus contracts are cost-plus-fixed-fee, cost-plus-incentive-fee, or cost-plus-award-fee contracts. Cost-plus-fixed-fee contracts allow us to recover our approved costs plus a fixed fee. Cost-plus-incentive-fee contracts and cost-plus-award-fee contracts allow us to recover our approved costs plus a fee that can fluctuate based on actual results as compared to contractual targets for factors such as cost, quality, schedule, and performance.

Fixed-Price Contracts.   Fixed-price contracts are firm-fixed-price, fixed-price-incentive, or fixed-price-level-of-effort contracts. Under firm-fixed-price contracts, we agree to perform certain work for a fixed price and absorb any cost underruns or overruns. Fixed-price-incentive contracts are fixed-price contracts under which the final contract prices may be adjusted based on total final costs compared to total target cost, and may be affected by schedule and performance. Fixed-price-level-of-effort contracts allow for a fixed price per labor hour, subject to a contract cap. All fixed-price contracts present the inherent risk of unreimbursed cost overruns, which could have a material adverse effect on operating results, financial condition, or cash flows. The U.S. Government also regulates the accounting methods under which costs are allocated to U.S. Government contracts.

The following table summarizes how much each of these types of contracts contributed to our U.S. Government business in fiscal 2005:

Cost-plus contracts:
Cost-plus-fixed-fee	11%
Cost-plus-incentive-fee/cost-plus-award-fee	34%
Fixed-price contracts:
Firm-fixed-price	52%
Fixed-price-incentive/fixed-price-level-of-effort	3%
Total	100%

Our U.S. Government contracts are subject to termination.

In contrast to ordinary commercial contracts, the U.S. Government, when it purchases supplies and services for NASA or the military, ordinarily reserves the right to terminate a contract “for convenience” (without any fault on the part of the contractor) or for “default.”  We thus are subject to the risk that the U.S. Government may terminate any of our contracts either for its convenience or in the event of a default. If a cost-plus contract is terminated, the contractor is entitled to reimbursement of its approved costs. If the contractor would have incurred a loss had the entire contract been performed, then no profit is allowed by the U.S. Government. If the termination is for convenience, the contractor is also entitled to receive payment of a total fee proportionate to the percentage of the work completed under the contract. If a fixed-price contract is terminated, the contractor is entitled to receive payment for items delivered to and accepted by the U.S. Government. If the termination is for convenience, the contractor is also entitled to receive fair compensation for work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses, and a reasonable profit on the costs incurred or committed. If a fixed-price contract is terminated for convenience, and the contractor was in a loss position at the time of termination, there can be an obligation to make a “loss adjustment” payment to the Government to account for losses avoided by reason of early termination. If a contract termination is for default:

•       the contractor is paid an amount agreed upon for completed and partially completed products and services accepted by the U.S. Government;

•       the U.S. Government is not liable for the contractor’s costs for unaccepted items, and is entitled to repayment of any advance payments and progress payments related to the terminated portions of the contract; and

•       the contractor may be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

We are subject to procurement and other related laws and regulations, non-compliance with which may expose us to adverse consequences.

We are subject to extensive and complex U.S. Government procurement laws and regulations, along with ongoing U.S. Government audits and reviews of contract procurement, performance, and administration. We could suffer adverse consequences if we were to fail to comply, even inadvertently, with these laws and regulations or with laws governing the export of munitions and other controlled products, commodities and information; or commit a significant violation of any other federal law. These consequences could include contract termination; exposure to claims for reimbursement or penalties made by the Government or a higher tier government contractor; civil and criminal penalties; and, under certain circumstances, our suspension and debarment from future U.S. Government contracts for a period of time. In addition, foreign sales are subject to greater variability and risk than our domestic sales. Foreign sales subject our company to numerous stringent U.S. and foreign laws and regulations, including regulations relating to import-export control, repatriation of earnings, exchange controls, the Foreign Corrupt Practices Act, and the anti-boycott provisions of the U.S. Export Administration Act. Failure to comply with these laws and regulations could result in material adverse consequences to our company.

Novation of U.S. Government contracts involves risk.

When U.S. Government contracts are transferred from one contractor to another, such as in connection with the sale of a business, the U.S. Government may require that the parties enter into a novation agreement. A novation agreement generally provides that:

•       the transferring contractor guarantees or otherwise assumes liability for the performance of the acquiring contractor’s obligations under the contract;

•       the acquiring contractor assumes all obligations under the contract; and

•       the U.S. Government recognizes the transfer of the contract and related assets.

We have completed novation agreements covering U.S. Government contracts acquired in the Boeing Ordnance (now known as ATK Gun Systems) and Science and Applied Technology (now known as ATK Missile Systems) acquisitions. These novation agreements provide that we assume all obligations under the acquired contracts and that the U.S. Government recognizes the transfers to us of the acquired contracts and related assets. Under each novation agreement, the acquired contracts are scheduled to be performed over time, and it is not expected that they will be fully and finally discharged for several years. Under each novation agreement, the seller of the respective assets has agreed to indemnify us against any liability that we may incur under the novation agreement caused by any prior failure by the seller to perform its obligations under its respective novated contracts. We have agreed to indemnify the seller against any liability that the seller may incur under the novation agreement caused by any failure by us to perform our obligations under the novated contracts. We may encounter problems in performance of contracts novated to us that will cause us to incur increased costs not paid by the Government. In such situations, we cannot assure you that the transferor companies would be obligated to perform their indemnification obligations.

Other risks associated with U.S. Government contracts may expose our company to adverse consequences.

In addition, like all U.S. Government contractors, we are subject to risks associated with uncertain cost factors related to:

•       scarce source materials and components;

•       potential unavailability of sufficiently trained personnel to perform critical functions;

•       the frequent need to bid on programs in advance of design completion, which may result in unforeseen technological difficulties, schedule delays and/or cost overruns;

•       the substantial time and effort required for design and development of new products;

•       design or manufacturing complexity;

•       rapid obsolescence; and

•       the potential need for design improvement.

We are subject to intense competition and may not be able to compete successfully.

We encounter competition for most contracts. Some of our competitors have substantially greater financial, technical, marketing, manufacturing, distribution, and other resources. Other competitors may have lower operating costs or may possess discrete technologies that are superior to ours. Our ability to compete for contracts that are subject to competitive selection depends upon many factors, including:

•       the effectiveness of our research and development programs and our ability to achieve innovations that can be translated into new products;

•       continued viability of our strategic suppliers;

•       our ability to offer better program performance than the competitors at a lower cost;

•       our ability to be responsive to customer requirements through effective employment of our facilities, equipment, and personnel when there are program awards for which we compete;

•       our maintenance of a consistent record of strong past performance and demonstrated capabilities; and

•       the extent to which the combination of our past accomplishments, present capabilities and proposed solutions to customer requirements demonstrates that we are the “best value” solution compared to competition.

In some instances, the U.S. Government directs a program to a single supplier. In these cases, we may have the capability to compete for the programs involved, but can only do so if the U.S. Government chooses to open the particular program to competition. We are the sole-source supplier under contracts that accounted for 62% of our U.S. Government sales in fiscal 2005 and include the following programs: reusable solid rocket motor (RSRM) Space Shuttle boosters, Trident II missiles, Minuteman III Propulsion Replacement Program, Titan IV solid rocket motor upgrade space boosters, Advanced Medium-Range Air-to-Air Missile (AMRAAM), Hellfire, Sensor Fuzed Weapon propulsion systems, M830A1 multi-purpose tank ammunition rounds, Volcano anti-tank scatterable barriers, M789 Lightweight 30 High Explosive Dual Purpose (HEDP) for medium-caliber ammunition, the AAR-47 missile warning system, Javelin launch tubes, M829A3 tank ammunition, Solid Divert and Attitude Control Systems and Third Stage Rocket Motors (SDACS/TSRM), STAR™ Motors, Advanced Anti-Radiation Guided Missile (AARGM), Mobile Ground-to-Air Radar Jamming System (MGARJS), and the XM-29/XM-8/XM-25 Family of Gun Systems. There can be no assurance that the U.S. Government will not open these programs to competition in the future.

In the commercial ammunition and accessories markets, we compete against manufacturers that have well-established brand names and strong market positions.

We generally face competition from a number of competitors in each business area, although no single competitor competes along all five of our segments. Our principal competitors in each of our segments are as follows:

Ammunition:  General Dynamics Ordnance and Tactical Systems, Inc., a subsidiary of General Dynamics Corporation; SNC Technologies Inc.; Winchester Ammunition of Olin Corporation; Remington; and various importers, including P.M.C., Fiocchi, and Selliers & Belloitt.

ATK Thiokol:  Aerojet-General Corporation, a subsidiary of GenCorp Inc.; and the Pratt & Whitney Rocketdyne division of United Technologies Corporation.

Precision Systems:  Aerojet-General Corporation, a subsidiary of GenCorp Inc.; General Dynamics Corporation; Lockheed Martin Corporation; Raytheon Company; Textron Inc.; L3/KDI; and L3/Bulova Technologies.

Advanced Propulsion and Space Systems:  the Pratt & Whitney Rocketdyne division of United Technologies Corporation; Aerojet-General Corporation, a subsidiary of GenCorp Inc.; The Boeing Company; Lockheed Martin Corporation; L-3 Communications Corporation; Northrop Grumman Corporation; GKN plc; AAR Corp.; Marion and Lincoln Composites, both subsidiaries of General Dynamics Corporation; Vought Aircraft Industries, Inc.; Goodrich Corporation; and Applied Aerospace Structures Corporation.

ATK Mission Research:  Science Applications International Corporation (SAIC); The Titan Corporation; L-3 Communications Corporation; Ball Aerospace & Technologies Corporation, a subsidiary of Ball Corporation; and Georgia University of Technology.

The downsizing of the munitions industrial base has resulted in a reduction in the number of competitors through consolidations and departures from the industry and has strengthened the capabilities of some of our remaining competitors. In addition, it is possible that there will be increasing competition from the remaining competitors in business areas where they do not currently compete, particularly in those business areas dealing with electronics and systems integration.

Disruptions in the supply of key raw materials and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact our company.

Key raw materials used in our operations include aluminum, steel, steel alloys, copper, brass, lead, graphite fiber, prepreg, hydroxy terminated polybutadiene, epoxy resins and adhesives, ethylene propylene diene monomer rubbers, cotton fiber, wood pulp cellulose, diethylether, x-ray film, plasticizers and nitrate esters, impregnated ablative materials, various natural and synthetic rubber compounds, polybutadiene, acrylonitrile, and ammonium perchlorate. We also purchase chemicals; electronic, electro-mechanical and mechanical components; subassemblies; and subsystems that are integrated with the manufactured parts for final assembly into finished products and systems.

We closely monitor sources of supply to assure that adequate raw materials and other supplies needed in manufacturing processes are available. As a U.S. Government contractor, we are frequently limited to procuring materials and components from sources of supply approved by the DoD. In addition, as business conditions, environmental restrictions, the DoD budget and Congressional allocations change, suppliers of specialty chemicals and materials sometimes consider dropping low-volume items from their product lines, which may require, as it has in the past, qualification of new suppliers for raw materials on key programs. The supply to the entire domestic solid propellant industry of ammonium perchlorate, a principal raw material used in our propulsion-related operations, is limited to a single supplier. We may also rely on one primary supplier for other production materials. Although other suppliers of the same materials may exist, the addition of a new supplier may require us (or the Government) to qualify the new source for use. The qualification process can be expensive and time-consuming and may adversely affect our profitability or ability to meet contract delivery obligations.

Certain suppliers of materials used in the manufacturing of rocket motors have discontinued the production of some materials, which has required us to qualify new replacement materials for some programs. These materials include certain insulation and resin materials for rocket motor cases and aerospace grade rayon for nozzles. For other programs, our company or our customer has procured sufficient inventory to cover current program requirements. The process of qualifying new replacement materials may divert management resources, adversely affect our ability to meet future production needs or lead to increased production costs. Our profitability may be adversely affected if we encounter unforeseen difficulties in developing and qualifying replacement materials.

We are also affected by increases in the prices of raw materials used in production on fixed-price contracts. The prices of these raw materials are volatile and beyond our control. Most recently, we have seen an increase in the price of commodity metals, primarily lead, copper, steel, and zinc. The increased cost of natural gas and electricity also affects the cost of operating our factories.

Prolonged disruptions in the supply of any of our key raw materials, difficulty completing qualification of new sources of supply, implementing use of replacement materials or new sources of supply, or a continuing increase in the prices of raw materials and energy could have a material adverse effect on our operating results, financial condition, or cash flows.

Due to the volatile and flammable nature of our products, fires or explosions may disrupt our business.

Many of our products involve the manufacture or handling of a variety of energetic materials that include explosive and flammable substances. From time to time, these activities have resulted in incidents that have temporarily shut down or otherwise disrupted some manufacturing processes, causing production delays and resulting in liability for workplace injuries and fatalities. We cannot assure you that our safety and loss prevention programs will be effective or that any insurance policies we maintain will be sufficient. We cannot ensure that we will not experience similar incidents in the future or that any similar incidents will not result in production delays or otherwise have a material adverse effect on our results of operations, financial condition, or cash flows.

We are subject to environmental rules and regulations, non-compliance with which may expose our company to adverse consequences.

Our operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations. At certain sites that we own or operate or formerly owned or operated, there is known or potential contamination that we are required to investigate or remediate. We could incur substantial costs, including remediation costs, fines, and penalties, or third-party property damage or personal injury claims, as a result of violations or liabilities of environmental laws or non-compliance with environmental permits.

We expect that a portion of our environmental compliance and remediation costs will be recoverable under U.S. Government contracts. Some of the remediation costs that are not recoverable from the U.S. Government that are associated with facilities purchased in a business acquisition may be covered by various indemnification agreements, as described below.

•       As part of our acquisition of the Hercules Aerospace Company in fiscal 1995, we assumed responsibility for environmental compliance at the facilities acquired from Hercules (the Hercules Facilities). We believe that a portion of the compliance and remediation costs associated with the Hercules Facilities will be recoverable under U.S. Government contracts, and that those environmental remediation costs not recoverable under these contracts will be covered by Hercules Incorporated (Hercules) under environmental agreements entered into in connection with the Hercules acquisition. Under these agreements, Hercules has agreed to indemnify us for environmental conditions relating to releases or hazardous waste activities occurring prior to our purchase of the Hercules Facilities; fines relating to pre-acquisition environmental compliance; and environmental claims arising out of breaches of Hercules’ representations and warranties. Hercules is not required to indemnify us for any individual claims below $50,000. Hercules is obligated to indemnify us for the lowest cost response of remediation required at the facility that is acceptable to the applicable regulatory agencies. We are not responsible for conducting any remedial activities with respect to the Kenvil, New Jersey facility or the Clearwater, Florida facility. In accordance with our agreement with Hercules, we notified Hercules of all known contamination on federal lands on or before March 31, 2005.

•       We generally assumed responsibility for environmental compliance at the Thiokol Facilities acquired from Alcoa Inc. in fiscal 2002. While we expect that a portion of the compliance and remediation costs associated with the acquired Thiokol Facilities will be recoverable under U.S. Government contracts, we have recorded an accrual to cover those environmental remediation costs at these facilities that will not be recovered through U.S. Government contracts. In accordance with our agreement with Alcoa, we notified Alcoa of all known environmental remediation issues as of January 30, 2004. Of these known issues, we are responsible for any costs not recovered through U.S. Government contracts at Thiokol Facilities up to $29 million, ATK and Alcoa have agreed to split evenly any amounts between $29 million and $49 million, and we are responsible for any payments in excess of $49 million.

•       With respect to the civil ammunition business’ facilities purchased from Blount in fiscal 2002, Blount has agreed to indemnify us for certain compliance and remediation liabilities, to the extent those liabilities are related to pre-closing environmental conditions at or related to these facilities. Some other remediation costs are expected to be paid directly by a third party pursuant to an existing indemnification agreement with Blount. Blount’s indemnification obligations relating to environmental matters, which extend through December 7, 2006, are capped at $30 million, less any other indemnification payments made for breaches of representations and warranties. The third party’s obligations, which extend through November 4, 2007, are capped at approximately $125 million, less payments previously made.

We cannot ensure that the U.S. Government, Hercules, Alcoa, Blount, or other third parties will reimburse us for any particular environmental costs or reimburse us in a timely manner or that any claims for indemnification will not be disputed. U.S. Government reimbursements for cleanups are financed out of a particular agency’s operating budget and the ability of a particular governmental agency to make timely reimbursements for cleanup costs will be subject to national budgetary constraints. Our failure to obtain full or timely reimbursement from the U.S. Government, Hercules, Alcoa, Blount, or other third parties could have a material adverse effect on our operating results, financial condition, or cash flows.

In December 2001, we received notice from the State of Utah of a potential claim against us under Section 107(f) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for natural resource damages at Bacchus, one of the Hercules Facilities, in Magna, Utah. The notice letter, which was issued to preserve the State’s rights under CERCLA, also expressly acknowledged the State’s willingness to allow us to go forward with our currently planned monitoring and remediation program. The State’s preliminary estimate of damages contained in this claim was $139 million, which is based on known and alleged groundwater contamination at and near Bacchus and is related to Hercules’ manufacturing operations at the site. We have had discussions with the State regarding this claim and entered into a tolling agreement with the State in fiscal 2002. In fiscal 2003, we entered into a similar tolling agreement with the State regarding the Promontory facility that was acquired from Alcoa in the acquisition of Thiokol. These agreements effectively defer the bringing of any potential claim against us by the State for a period of at least 10 years. They allow us time to continue to identify and address the contamination by the normal and planned regulatory remediation processes in Utah. Although we have previously made accruals for our best estimate of the probable and reasonably estimable costs related to the remediation obligations known to us with respect to the affected areas, we cannot yet predict if or when a suit may be filed against us, nor can we determine any additional costs that may be incurred in connection with this matter.

In February 2005, we entered into a Consent Agreement with the U.S. Environmental Protection Agency. Pursuant to the agreement we were required to pay a penalty of $675,000. The penalty related to our alleged failure to have a financial assurance mechanism in place that satisfied the requirements of the federal Resource Conservation and Recovery Act (RCRA). We paid the penalty and believe that we have a financial assurance mechanism in place that satisfies the RCRA.

We cannot assure you that we have been or at all times will be in compliance with environmental laws and regulations or that we will not be required to expend significant funds to comply with, or discharge liabilities arising under, environmental laws, regulations and permits, or that we will not be exposed to material environmental, health or safety litigation.

We may make acquisitions that may be unsuccessful.

We plan to continue implementing our disciplined acquisition strategy and participate in the ongoing consolidation of the aerospace and defense industry. We target selective, accretive acquisitions, to broaden our existing product base, build on our existing customer relationships and enhance our ability to enter new markets. We cannot assure you that we will be able to consummate any acquisitions or that any future acquisitions will be able to be consummated at acceptable prices and terms. In addition, we are likely to use significant amounts of cash, issue additional equity securities or incur additional debt in connection with future acquisitions, each of which could have a material adverse effect on our business. Acquisitions involve a number of other potential risks, including some or all of the following:

•       the diversion of management’s attention from our core businesses;

•       the disruption of our ongoing business;

•       entry into markets in which we have limited or no experience;

•       the need to integrate our acquisitions without substantial costs, delays, or other problems;

•       the failure to realize expected synergies and cost savings;

•       the loss of key employees or customers of the acquired business and the failure to maintain or renew any contracts of the acquired business;

•       additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments;

•       increasing demands on our operational systems;

•       possible adverse effects on our reported operating results, particularly during the first several reporting periods after the acquisition is completed; and

•       the amortization or write-off of acquired intangible assets.

In addition, there may be liabilities that we fail, or are unable to, discover in the course of performing due diligence investigations on each company or business we have already acquired or may acquire in the future (including liabilities arising from employee benefits contribution obligations of a prior owner or non-compliance with, or liability pursuant to, applicable federal, state or local environmental requirements by prior owners). We cannot assure you that rights to indemnification by sellers of assets to us, even if obtained, will be enforceable, collectible, or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our operating results, financial condition or cash flow.

Competition for acquisition opportunities in the industry may rise, thereby increasing our cost of making acquisitions or causing us to refrain from making further acquisitions. In addition, the terms and conditions of our senior credit facilities and the indenture governing the notes will impose restrictions on us that, among other things, may restrict our ability to make acquisitions.

In carrying out our acquisition program, we frequently evaluate potential acquisitions and from time to time enter into discussions with sellers and targets. Although we currently have no agreements to acquire any business, we may enter into an acquisition agreement at any time.

Risks Related to the Notes

We have a substantial amount of debt, and the cost of servicing that debt could adversely affect our business and hinder our ability to make payments on the notes or our other debt.

We have a substantial amount of indebtedness. As of January 1, 2006, after giving effect to this offering and the application of the net proceed therefrom to the repurchase of all of our outstanding 8 1/2% notes, we would have had $249.8 million of senior indebtedness outstanding, representing indebtedness under our senior credit facilities (not including letters of credit thereunder), and $880 million of senior subordinated indebtedness outstanding, consisting of $400 million of the notes, $280 million of our 2.75% convertible notes and $200 million of our 3.00% convertible notes. In addition, as of January 1, 2006, we had $73.8 million of outstanding but undrawn letters of credit and, taking into account these letters of credit, an additional $226.2 million of availability under our senior credit facilities. As of January 1, 2006, after giving effect to this offering and the application of the net proceed therefrom to the repurchase of all of our outstanding 8 1/2% notes, total liabilities would have been approximately $2.3 billion.

In addition, the terms of our senior credit facilities and the indenture governing the notes will not fully prohibit us from incurring additional debt. As a result, we may be able to incur substantial additional debt in the future.

We have demands on our cash resources in addition to interest and principal payments on our debt, including, among others, operating expenses. Our level of indebtedness and these significant demands on our cash resources could:

•       make it more difficult for us to satisfy our obligations with respect to the notes or our other debt;

•       require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the amount of cash flow available for working capital, capital expenditures, share repurchases, acquisitions, and other general corporate purposes;

•       limit our flexibility in planning for, or reacting to, changes in the defense and aerospace industries;

•       place us at a competitive disadvantage compared to competitors that have lower debt service obligations and significantly greater operating and financing flexibility;

•       limit, along with the financial and other restrictive covenants applicable to our indebtedness, among other things, our ability to borrow additional funds;

•       increase our vulnerability to general adverse economic and industry conditions; and

•       result in an event of default upon a failure to comply with financial covenants contained in our senior credit facilities which, if not cured or waived, could have a material adverse effect on our business, financial condition, or results of operations.

Our ability to pay interest on and repay our long-term debt and to satisfy our other liabilities will depend upon future operating performance and our ability to refinance our debt as it becomes due. Our future operating performance and ability to refinance will be affected by prevailing economic conditions at that time and financial, business and other factors, many of which are beyond our control.

If we are unable to service our indebtedness and fund operating costs, we will be forced to adopt alternative strategies that may include:

•       reducing or delaying expenditures for capital equipment and/or share repurchases;

•       seeking additional debt financing or equity capital;

•       selling assets; or

•       restructuring or refinancing debt.

There can be no assurance that any such strategies could be implemented on satisfactory terms, if at all.

Restrictive covenants in the indenture governing the notes and under our senior credit facilities may reduce our operating and financial flexibility.

The terms of the indenture governing the notes will contain a number of covenants that will restrict our ability to, among other things:

•       incur additional debt, including guarantees by our restricted subsidiaries;

•       pay dividends on our capital stock, redeem or repurchase our capital stock or subordinated obligations, or make investments, subject to certain exceptions;

•       create liens;

•       sell assets;

•       create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make loans or other distributions to us;

•       engage in transactions with affiliates;

•       incur layered debt; and

•       consolidate or merge with or into other companies or sell all or substantially all of our assets.

Our ability to comply with covenants contained in the indenture may be affected by events beyond our control, including economic, financial and industry conditions. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could require us to repay the notes prior their maturity, which we may be unable to do. Even if we are able to comply with all the applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

In addition, our senior credit facilities require us to maintain compliance with certain covenants, including covenants regarding limits on capital expenditures, a minimum interest coverage ratio, a maximum leverage ratio, and a maximum senior leverage ratio. Our ability to comply with these covenants may be affected by events beyond our control. Our inability to comply with the required financial ratios or limits could result in a default under our senior credit facilities. In the event of any such default, the lenders under our senior credit facilities could elect to:

•       declare all outstanding debt, accrued interest and fees to be due and immediately payable;

•       require us to apply all of our available cash to repay our outstanding senior debt; and

•       prevent us from making debt service payments on our other debt, including the notes.

If we are unable to repay any of these borrowings when due, the lenders under our senior credit facilities could foreclose on our assets pledged to them as security. If the indebtedness under our senior credit facilities were to be accelerated, holders of the notes, our 2.75% convertible notes, and our 3.00% convertible notes would have the right to accelerate the respective debt instruments as well. There can be no assurance that our assets will be sufficient to repay all such indebtedness in full.

If our company or our operating subsidiaries do not generate sufficient cash flow or if our operating subsidiaries are not able to pay dividends or otherwise distribute their cash to us, we may not be able to service our indebtedness, including the notes.

Our cash flow and ability to service our debt obligations, including the notes, are largely dependent upon the earnings of our operating subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these subsidiaries to us. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. We cannot assure you that our earnings or the earnings of our operating subsidiaries will be adequate for us to service our debt obligations, including the notes.

Because the holders of our senior indebtedness, including our senior credit facilities, will have the right to receive payment in full before any payments can be made in respect of the notes, and our existing senior subordinated notes are pari passu with the notes, our assets may not be sufficient to ensure repayment of the notes.

The notes are our general unsecured, senior subordinated obligations. Accordingly, the notes rank junior to all of our future senior indebtedness and pari passu with all of our existing and future senior subordinated indebtedness, including any 8 1/2% notes that remain outstanding following the tender offer, and our 2.75% convertible notes, and 3.00% convertible notes. In addition, the notes effectively rank junior to all existing and future indebtedness and other liabilities, including trade payables, and preferred stock of our subsidiaries that do not guarantee the notes. The subsidiary guarantees of the notes rank junior to all existing and future senior indebtedness of our subsidiary guarantors, including guarantees of our obligations under our senior credit facilities, and pari passu with all existing and future senior subordinated indebtedness of our subsidiary guarantors, including their guarantees of our obligations under our existing senior subordinated notes. As of January 1, 2006, after giving effect to this offering and the application of the net proceed therefrom to the repurchase of all of our outstanding 8 1/2% notes, we would have had $249.8 million of senior indebtedness outstanding, representing indebtedness under our senior credit facilities (not including letters of credit thereunder), and $880 million of senior subordinated indebtedness outstanding, consisting of $400 million of the notes, $280 million of our 2.75% convertible notes and $200 million of our 3.00% convertible notes. In addition, as of January 1, 2006 we had $73.8 million of outstanding but undrawn letters of credit and, taking into account these letters of credit, an additional $226.2 million of availability under our senior credit facilities. As of January 1, 2006, total liabilities would have been approximately $2.3 billion.

In the event of our insolvency, liquidation or other reorganization, all senior indebtedness and all secured indebtedness must be paid in full before any amounts owed under the notes may be paid. Our assets may not be sufficient to assure full payment for both our existing senior subordinated notes and the notes offered hereby after payment in full of all senior or secured indebtedness. In the event of insolvency, liquidation or other reorganization relating to any of our non-guarantor subsidiaries, holders of the notes will participate in the assets remaining only after the subsidiary has repaid in full all of its indebtedness and other liabilities, including trade payables, and after we have repaid in full all of our senior indebtedness. Moreover, we may not pay any amount owed under the notes, or repurchase, redeem or otherwise retire the notes, if any payment default on our senior indebtedness occurs, unless the default has been cured or waived, the senior indebtedness is repaid in full or the holders of the senior indebtedness consent to the payment. In addition, if any other default exists with respect to senior indebtedness and specified other conditions are satisfied, at the option of the holders of that senior indebtedness, we may be prohibited from making payments on the notes for a designated period of time.

Fraudulent conveyance laws may permit courts to void or subordinate the subsidiary guarantees of the notes in specific circumstances, which would interfere with the payment of the subsidiary guarantees.

U.S. federal bankruptcy law and comparable state statutes may allow courts, upon the bankruptcy or financial difficulty of a subsidiary guarantor, to void that subsidiary’s guarantees of the notes. If a court voids a subsidiary guarantee or holds it unenforceable, you will cease to be a creditor of, and you may be required to return payments received from, that subsidiary guarantor, and you will be a creditor solely of us and the other subsidiary guarantors whose guarantees have not been voided. In the alternative, the court could subordinate that subsidiary guarantee (including all payments thereunder) to all other debt of the subsidiary guarantor. The court could take these actions in respect of a subsidiary guarantee if, among other things, the subsidiary guarantor, at the time it incurred the debt evidenced by its guarantee:

•       incurred the guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

•       received less than reasonably equivalent value or fair consideration for incurring the guarantee, and

•       was insolvent or was rendered insolvent by reason of the incurrence;

•       was engaged, or about to engage, in a business or transaction for which the assets remaining with it constituted unreasonably small capital to carry on its business;

•       intended to incur, or believed that it would incur, debts beyond its ability to pay as those debts matured; or

•       was a defendant in an action for money damages, or had a judgment for money damages entered against it, if, in either case, after final judgment the judgment was unsatisfied.

The tests for fraudulent conveyance, including the criteria for insolvency, will vary depending upon the law of the jurisdiction that is being applied. Generally, however, a debtor would be considered insolvent if, at the time the debtor incurred the debt, either:

•       the sum of the debtor’s debts and liabilities, including contingent liabilities, was greater than the debtor’s assets at fair valuation; or

•       the present fair saleable value of the debtor’s assets was less that the amount required to pay the probable liability on the debtor’s total existing debts and liabilities, including contingent liabilities, as they became absolute and matured.

We cannot assure you as to what standard a court would apply in making these determinations or that a court passing on these questions would conclude that we or any guarantor were solvent.

Any guarantee of the notes will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. However, this provision may not be effective to protect such guarantee from being voided under fraudulent transfer law.

Our senior credit facilities limit our ability to pay cash to holders in certain situations.

Our senior credit facilities, which expire on March 31, 2009, contain certain covenants and terms which limit our ability to pay cash to the holders of the notes to repurchase, redeem or retire the notes, including upon a change of control. Under our existing senior credit facilities, the amount of cash that we could potentially apply to any repurchase, redemption or retirement of the notes is limited to the amount allowed by a limited exception applicable to restricted payments generally under our senior credit facilities. The maximum amount allowed by this limited exception is the sum of $50 million in each fiscal year, plus up to 100% of the available proceeds from qualifying sales or issuances of equity interests. However, we can make restricted payments in any amount as long as our ratio of senior indebtedness to EBITDA

(earnings before interest, income taxes, depreciation and amortization, as defined) for the preceding four fiscal quarters would be less than 1.50 to 1.00, after taking into account the proposed restricted payments. This limited exception will not be available to us if we are in default under our senior credit facilities. Accordingly, if we are required to repurchase, redeem or retire notes in an amount in excess of this limitation, we will need to obtain a waiver or amend, or otherwise terminate, our senior credit facilities to allow us to make any additional cash payments to holders of the notes. There can be no assurance that we will be able to obtain a waiver or amendment and there can be no assurance that any other credit facilities we may enter into or debt instruments we may issue in the future will not have similar or more restrictive limitations than those contained in our existing senior credit facilities.

The terms of our other debt obligations may reduce our available cash.

We have outstanding 2.75% convertible notes, 3.00% convertible notes, and 8 1/2% notes, to the extent any remain outstanding following the tender offer. The 2.75% convertible notes, 3.00% convertible notes and 8 1/2% notes are all senior subordinated debt obligations and rank equal in right of payment with each other and with the notes.

In addition, holders of the 2.75% convertible notes may require us to purchase all, or a portion, of their notes in cash on August 15, 2009, February 15, 2014 and February 15, 2019 and, subject to specified conditions, upon the occurrence of a fundamental change. Holders of the 3.00% convertible notes may require us to purchase all, or a portion, of their notes in cash on August 15, 2014 and August 15, 2019 and, subject to specified conditions, upon the occurrence of a fundamental change. We may also redeem for cash the 2.75% convertible notes at any time on or after August 20, 2009 and the 3.00% convertible notes at any time on or after August 20, 2014. To the extent we purchase or redeem any of these securities, our inability to obtain additional cash either through the issuance of new debt securities or through other financings could adversely affect our cash balances and our business, and could impact our ability to repurchase or redeem the notes offered by this prospectus supplement.

There is no established trading market for the notes.

The notes are a new issue of securities for which there is no established trading market. We do not intend to apply for listing of the notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, an active trading market for the notes may not develop. If an active trading market does not develop or is not maintained, the market price, and liquidity of the notes may be adversely affected. In that case, you may not be able to sell your notes at a particular time or at a favorable price. Future trading prices of the notes will depend on many factors, including:

•       our operating performance and financial condition;

•       the interest of securities dealers in making a market; and

•       the market for similar securities.

Historically, the markets for non-investment grade debt securities have been subject to disruptions that have caused volatility in prices. It is possible that the markets for the notes will be subject to disruptions. Any such disruptions may have a negative effect on you as a holder of the notes, regardless of our prospects and financial performance.

USE OF PROCEEDS

We intend to use the net proceeds of this offering (which we estimate to be approximately $        million after deducting underwriting discounts and estimated fees and expenses related to the offering), together with cash on hand and, if needed, borrowings under our revolving credit facility, to fund our tender offer for all of our existing 8 1/2% notes, pay tender premiums and swap unwind costs. If we acquire less than all of the outstanding 8 1/2% notes in the tender offer, any remaining net proceeds will be used for working capital and general corporate purposes.

On March 1, 2006, we commenced a tender offer for all of our outstanding 8 1/2% notes. The total consideration per $1,000 principal to holders of the 8 1/2% notes is estimated to be approximately $1,047, which includes a consent payment of $30. We presently intend to redeem any of the 8 1/2% notes not purchased in the tender offer on or after May 15, 2006, the earliest date on which an optional redemption is permitted under the indenture governing the 8 1/2% notes.

CAPITALIZATION

The table below sets forth our capitalization as of January 1, 2006 (i) on an actual basis and (ii) as adjusted to give effect to the issuance of the notes and the application of the net proceeds therefrom to repurchase all of our outstanding 8 1/2% notes.

	January 1, 2006
	Actual	As Adjusted
	(dollars in thousands)
Total debt (including current maturities):
Revolving credit facility(1)	$—	$3,000
Term loan A	249,750	249,750
8 1/2% senior subordinated notes due 2011(2)	388,929	—
Notes offered hereby	—	400,000
2.75% convertible senior subordinated notes due 2024	280,000	280,000
3.00% convertible senior subordinated notes due 2024	200,000	200,000
Total debt	1,118,679	1,132,750
Total shareholders’ equity(3)	784,589	763,589
Total capitalization	$1,903,268	$1,896,339

(1)             Does not include $73.8 million in letters of credit outstanding under the facility, which were undrawn as of January 1, 2006.

(2)             In May 2001, we issued $400 million aggregate principal amount of 8 1/2% notes that mature on May 15, 2011. In May 2002, we entered into two nine-year interest-rate swaps, with a $100 million notional value each, and in March 2004 entered into a seven-year swap, with a $200 million notional value, in each case, against the 8 1/2% notes. All the swaps are accounted for as fair value hedges. The carrying value of the 8 1/2% notes was decreased to $388.9 million at January 1, 2006 as a result of these swaps.

(3)             Total shareholders’ equity adjusted for the after-tax cost of the tender premium, net swap termination cost and the write-off of deferred financing costs from the 8 1/2% notes.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The following table shows selected historical consolidated financial and operating data of ATK for the years ended March 31, 2001, 2002, 2003, 2004 and 2005, which are derived from the audited consolidated financial statements of ATK. The selected financial data for the nine months ended January 2, 2005 and January 1, 2006 are derived from our unaudited consolidated financial statements. The financial statement data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2005 and our Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2006, in each case, incorporated by reference in the prospectus accompanying this prospectus supplement.

						Nine Months Ended
	Years Ended March 31,					January 2,	January 1,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(dollars in thousands, except per share data)
Operating Data:
Sales	$1,141,949	$1,801,605	$2,172,135	$2,366,193	$2,801,129	$2,001,938	$2,299,113
Cost of sales	905,574	1,420,348	1,692,742	1,875,656	2,269,927	1,629,570	1,859,551
Gross profit	236,375	381,257	479,393	490,537	531,202	372,368	439,562
Operating Expenses:
Research and development	11,575	20,589	26,849	28,936	37,929	23,471	35,101
Selling	24,372	44,063	64,200	67,204	71,112	51,994	56,812
General and administrative	64,334	92,923	112,801	117,334	137,169	95,215	111,042
Total operating expenses	100,281	157,575	203,850	213,474	246,210	170,680	202,955
Income from continuing operations before interest, income taxes, minority interest, and cumulative effect of change in accounting principle	136,094	223,682	275,543	277,063	284,992	201,688	236,607
Interest expense, net(1)	(32,700)	(102,348)	(78,066)	(59,267)	(64,452)	(47,379)	(50,762)
Income from continuing operations before income taxes, minority interest, and cumulative effect of change in accounting principle	103,394	121,334	197,477	217,796	220,540	154,309	185,845
Income tax provision	35,473	46,107	77,020	55,041	66,549	48,741	61,039
Income from continuing operations before minority interest and cumulative effect of change in accounting principle	67,921	75,227	120,457	162,755	153,991	105,568	124,806
Minority interest, net of income taxes	—	1,240	—	450	451	248	335
Income from continuing operations before cumulative effect of change in accounting principle	67,921	73,987	120,457	162,305	153,540	105,320	124,471
Loss on disposal of discontinued operations, net of income taxes	—	(4,660)	—	—	—	—	—
Income before cumulative effect of change in accounting principle	67,921	69,327	120,457	162,305	153,340	105,320	124,471
Cumulative effect of change in accounting principle, net of income taxes(2)	—	—	3,830	—	—	—	—
Net income	$67,921	$69,327	$124,287	$162,305	$153,540	$105,320	$124,471
Per Share Data:
Basic earnings (loss) per common share:
Continuing operations	$2.19	$2.19	$3.15	$4.22	$4.09	$2.80	$3.39
Discontinued operations	—	(0.14)	—	—	—	—	—
Cumulative effect of change in accounting principle	—	—	0.10	—	—	—	—
Net income	$2.19	$2.05	$3.25	$4.22	$4.09	$2.80	$3.39
Diluted earnings (loss) per common share:
Continuing operations	$2.13	$2.10	$3.06	$4.14	$4.03	$2.76	$3.34
Discontinued operations	—	(0.13)	—	—	—	—	—
Cumulative effect of change in accounting principle	—	—	0.10	—	—	—	—
Net income	$2.13	$1.97	$3.16	$4.14	$4.03	$2.76	$3.34

	As of or for the					As of or for the Nine Months Ended
	Years Ended March 31,					January 2,	January 1,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(dollars in thousands)
Other Financial Data:
Cash provided by operating activities	$74,620	$162,052	$188,811	$180,885	$196,055	$105,962	$144,797
Cash provided by (used for) investing activities	1,354	(758,961)	(156,739)	(315,416)	(225,850)	(200,426)	(35,071)
Cash flows (used for) provided by financing activities	(94,576)	578,259	(32,072)	158,837	18,261	97,079	(83,275)
Capital expenditures	24,755	42,884	54,171	58,754	62,600	36,553	36,694
Depreciation and amortization	44,980	78,673	67,134	69,918	84,325	58,730	62,895
Ratio of earnings to fixed charges	3.8x	2.1x	3.3x	4.2x	4.0x	3.9x	4.2x
Balance Sheet Data:
Cash and cash equivalents	$27,163	$—	$—	$24,306	$12,772	$26,921	$39,223
Net current assets	40,860	295,062	284,263	377,294	401,674	430,670	488,869
Net property, plant, and equipment	303,188	464,830	463,736	465,786	456,310	453,457	438,983
Total assets	860,510	2,181,688	2,468,660	2,800,744	3,015,810	3,009,542	3,054,670
Long-term debt (including current portion)	277,109	872,443	825,187	1,084,294	1,134,045	1,187,226	1,118,679
Total shareholders’ equity	198,332	556,801	477,924	564,200	686,359	670,283	784,589

(1)             Due to our adoption of Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, on April 1, 2003, debt issuance costs that are written off when debt is extinguished, which were previously classified as extraordinary loss on early extinguishment of debt, are now included in interest expense. This resulted in an increase in interest expense from the amounts previously reported of $13.8 million in fiscal 2003 and $19.5 million in fiscal 2002.

(2)             In fiscal 2003, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. As a result, we no longer amortize goodwill or other intangible assets with indefinite lives. We recorded a gain of $3.8 million, net of $2.4 million of income taxes, for the write-off of negative goodwill as a cumulative effect of change in accounting principle.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a supplier of aerospace and defense products to the U.S. Government, U.S. allies, and major prime contractors. We are also a supplier of ammunition to federal and local law enforcement agencies and commercial markets. We are headquartered in Edina, Minnesota and have operating locations throughout the United States. We have five segments: Ammunition, ATK Thiokol, Precision Systems, Advanced Propulsion and Space Systems, and ATK Mission Research.

•       Our Ammunition segment, which contributed 33% of our external sales in the nine months ended January 1, 2006, supplies small-caliber military ammunition, medium-caliber ammunition, medium-caliber gun systems, ammunition and rocket propellants, energetic materials, commercial and military smokeless powder, law enforcement and sporting ammunition, and ammunition-related products.

•       Our ATK Thiokol segment, which generated 31% of our external sales in the nine months ended January 1, 2006, is a solid propellant rocket motor manufacturer, providing motors for human access to space (Space Shuttle), land- and sea-based strategic missiles, commercial and government space launch vehicles, and missile defense interceptors. The segment also provides advanced ordnance products, demilitarization products and services, operations and technical support for space launches, energetic materials, materials and structures for high-temperature and hypersonic environments, and engineering and technical services for the advancement of propulsion systems and energetic materials.

•       Our Precision Systems segment, which generated 16% of our external sales in the nine months ended January 1, 2006, develops, demonstrates, and manufactures gun-launched guided and conventional large-caliber ammunition, tactical missile systems, tactical rocket motors and warheads, composite structures for aircraft and weapons systems, soldier weapon systems, air weapon systems, fuzes and proximity sensors, missile warning and radar jamming systems, electronic warfare support systems, barrier systems, and lithium and lithium-ION batteries for military and aerospace applications.

•       Our Advanced Propulsion and Space Systems segment, which accounted for 15% of our external sales in the nine months ended January 1, 2006, supplies highly engineered propulsion solutions for missile defense, space, strategic, tactical, and commercial applications, and advanced ordnance and control systems; high-performance structures for space launch vehicles, rocket motor casings, military and commercial aircraft; telescope, satellite and spacecraft, launch vehicles, satellite pressurant and liquid propellant tanks, optical benches, and antenna reflectors; and advanced hypervelocity and air-breathing propulsion systems for aerospace vehicles and weapon systems.

•       Our ATK Mission Research segment, which is included in “Other” or “Corporate and Other” in the “Results of Operations” section below, accounted for the remainder of our sales. ATK Mission Research is a developer of advanced technologies that address emerging national security and homeland defense requirements in such areas as directed energy, electro-optical and infrared sensors, aircraft sensor integration, high-performance antennas and radomes, advanced signal processing, and specialized composites.

The majority of our sales are recognized as costs are incurred. Our customers pay us cash based on costs incurred and profit earned, upon achievement of program milestones, or upon delivery of the product.

As a supplier to the U.S. aerospace and defense industry, we are dependent on funding levels of the U.S. Department of Defense (DoD) and NASA. The U.S. defense industry has experienced significant changes over the past few years. During the 1990s, the DoD budget declined, but that trend has reversed during the 2000s due to continuing geopolitical uncertainties. While the DoD’s budget for procurement and research, development, test, and evaluation continues to grow each year, the degree of future growth is not known and it may slow or even contract. However, we believe we are well positioned in this budget environment to maintain or even increase our relative participation in the DoD budget, as we derive the majority of our DoD sales from products that are consumed (and then reprocured) in both tactical and training operations. We anticipate that, to the extent that future budget pressures mount, the majority of budget cuts would come in the areas where the DoD is developing new “platforms”—the vehicles used to deliver the weapons, including ships, aircraft, tanks and helicopters. Much of our product portfolio is “platform independent,” meaning it can be used in the legacy platforms of today (for example, M1A1 battle tanks and F-16 fighters), as well as in the platforms being developed for future use (for example, Future Combat Systems and Joint Strike Fighter). Therefore, if and when these future platform development programs come under budget pressures, we believe that we have limited exposure, relative to our industry peers.

In January 2004, President Bush announced a new vision for space exploration, which commits the United States to a long-term human and robotic program to explore the solar system, starting with a return to the Moon. The new program anticipates that the Space Shuttle will be retired from service as early as 2010, to be replaced by a new spacecraft and supporting exploration launch systems. On September 19, 2005, NASA announced the results of its architecture study from which NASA chose the shuttle-derived option for its new launch system due to its superior safety, cost and its availability. This option includes the current four-segment Shuttle Solid Rocket Booster as the first stage for its new Apollo-style Crew Launch Vehicle (CLV) and two five-segment Shuttle Solid Rocket Boosters as the initial thrust for its Heavy Lift Launch Vehicle (HLLV) for the future NASA launch systems. In December 2005, NASA named ATK to be prime contractor for the first stage of the CLV.

Our management believes that the key to our continued success is to focus on performance, simplicity, and affordability, and that our future lies in being a leading provider of advanced weapon and space systems. We are positioning ourselves where management believes there will be continued strong defense funding, even as pressures on procurement and research and development accounts mount. We will concentrate on developing the “faster, farther, more accurate, and more lethal” systems that will extend the life and improve the capability of existing platforms. We anticipate that budget pressures will increasingly drive the life extension of platforms such as ships, aircrafts, and main battle tanks. Our transformational weapons such as the Advanced Anti-Radiation Guided Missile (AARGM), Ballistic Trajectory Extended Range Munition (BTERM), Precision-Guided Mortar Munition (PGMM) and Mid Range Munition (MRM) are aimed squarely at this growing market. At the same time, we believe that we are on the leading edge of technologies essential to “generation after next” weapons and platforms—advanced sensor/seeker integration, directed energy, weapon data links, high-speed, long-range projectiles, thermal-resistant materials, reactive materials, and scramjet engines are examples.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2005 (which we refer to as fiscal 2005). The accounting policies used in preparing our interim fiscal 2006 consolidated financial statements are the same as those described in our Annual Report, except as described in Note 2, New Accounting Pronouncements, to the unaudited consolidated financial statements, included in our Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2006.

In preparing the consolidated financial statements, we follow accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. We re-evaluate our estimates on an ongoing basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe our critical accounting policies are those related to:

•        revenue recognition;

•        environmental remediation and compliance;

•        employee benefit plans;

•        income taxes; and

•        acquisitions and goodwill.

More information on these policies can be found in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of our fiscal 2005 Annual Report on Form 10-K.

Other Matters

Space Shuttle Contract

We are the sole manufacturer of the Reusable Solid Rocket Motor (RSRM) for NASA’s Space Shuttle. We are currently under contract with NASA to provide RSRMs and other related services through May 2007. We recognize sales on the RSRM contract as costs are incurred. The RSRM program represented 13% of our total sales in the nine months ended January 1, 2006.

As a result of the investigation of the February 1, 2003 Columbia failure and temporary suspension of Space Shuttle flights, NASA directed us on June 3, 2003 to slow down the production rate of RSRM motor segments, but to maintain necessary and critical staffing skills. The Space Shuttle returned to flight July 26, 2005, and the next launch will occur in May 2006 or later. The continued production slowdown has not and is not expected to significantly impact RSRM staffing. Metal case and nozzle hardware for the program have been purchased under prior contracts and are reused after each Space Shuttle flight. Expendable raw materials used in propellant manufacturing are the items most affected by the slowdown, although we expect costs attributable to pricing increases due to lower purchase volumes, increases in program safety and supplier viability initiatives to partially offset any savings from the reduction in raw materials purchase volumes. In addition to our future role in the Crew Launch Vehicle (CLV) and Heavy Lift Launch Vehicle (HLLV) discussed above, we have also been selected to provide Space Shuttle Booster Separation Motors, which likely will be used for the HLLV, and have developed and provided a repair system for the Orbiter Wing Leading Edge.

Restructuring Charges

In fiscal 2004 and 2005, we recorded costs for restructuring and related activities, the majority of which were the result of the U.S. Army’s announced plans to exit the Twin Cities Army Ammunition Plant (TCAAP) in Arden Hills, Minnesota. As a result, our management decided to relocate medium-caliber ammunition metal parts manufacturing from TCAAP to our Tactical Systems facility in Rocket Center, West Virginia. The product qualification and start of production for the primary medium-caliber ammunition products was completed during fiscal 2005. We expect Army approval for the final exit from TCAAP in fiscal 2006. In connection with these restructuring and related activities, we recorded costs of approximately $14.7 million in fiscal 2004 and 2005, primarily for employee termination benefits (including $2.7 million for special termination benefits for pension and other post-retirement benefits (PRB) in fiscal 2005), facility cleanup, and accelerated depreciation. These costs were recorded within cost of sales, primarily within the Ammunition segment. The liability related to these costs as of March 31, 2005 was approximately $0.8 million (not including the $2.7 million impact on the pension and other PRB plans). During the quarter ended January 1, 2006, no funds were disbursed and no additional expense was recorded. During the nine months ended January 1, 2006, approximately $0.5 million was disbursed and an additional $0.2 million in costs were recorded. The liability as of January 1, 2006 was approximately $0.5 million (not including the impact on the pension and other PRB plans). We expect to record minimal additional costs for these restructuring and related activities.

On January 14, 2005, we announced our plans to move our fuze production operations from Janesville, Wisconsin to Rocket Center, West Virginia. In connection with this move, we recorded costs of approximately $5.2 million during fiscal 2005 related primarily to employee termination benefits and accelerated depreciation. These costs were recorded within cost of sales in the Precision Systems segment. The liability related to these costs as of March 31, 2005 was approximately $2.3 million. During the quarter ended January 1, 2006, approximately $0.7 million was disbursed and an additional $0.3 million in costs were recorded. During the nine months ended January 1, 2006, approximately $6.2 million was disbursed, an additional $4.5 million in costs were recorded, and cash of $1.4 million was received from the sale of the Janesville facility. The liability as of January 1, 2006 was approximately $0.6 million. We expect to incur minimal additional costs for this restructuring activity.

Acquisitions

We did not make any acquisitions during the nine months ended January 1, 2006.

During fiscal 2005, we acquired the PSI Group, which included Pressure Systems Inc. (renamed ATK Space Systems Inc. as of October 3, 2005), Programmed Composites Inc., and AEC-Able Engineering Company, Inc., for $164.2 million in cash. The PSI Group is a leader in the design and manufacture of components for military and commercial space-based applications, including global positioning, navigation and communication satellites, satellite bus structures, struts, reflectors and deployable mast booms. We believe that the acquisition strengthened our advanced space systems portfolio and positions it to capture emerging opportunities in spacecraft integration and satellite technology. We expect to increase our content on space missions while expanding into new advanced space technology roles. The PSI Group is included in the Advanced Propulsion and Space Systems segment.

During fiscal 2004, we made the following two acquisitions:

•       On March 15, 2004, we acquired Mission Research Corporation for $215.0 million in cash and now operate the company as a separate segment under the name ATK Mission Research. ATK Mission Research is a leader in the development of advanced technologies that address emerging national security and homeland defense requirements. We believe that the acquisition of ATK Mission Research was a strategic transaction that gives us an advanced aerospace and defense technology pipeline spanning concept development to full-scale production. ATK Mission Research has a reputation as a national asset in such areas as directed energy; electro-optical and infrared sensors; aircraft sensor integration; high-performance antennas and radomes; advanced signal processing; and specialized composites. Each of these areas is attractive in its own right, but of significantly greater potential value when coupled with our precision weapons and energetics capabilities. ATK Mission Research has approximately 560 employees at 16 facilities in 10 states. ATK Mission Research is reported in “other” or “corporate and other.”

•       On November 21, 2003, we acquired two businesses, Micro Craft and GASL, from Allied Aerospace for $43.3 million in cash. Micro Craft and GASL (now known together as ATK GASL) are leaders in the development of hypervelocity and air-breathing systems for next-generation space vehicles, missiles, and projectiles. We believe that the acquisition adds leading-edge propulsion and airframe technologies for aerospace and defense applications to our portfolio. Micro Craft is located in Tullahoma, Tennessee, and GASL is located in Ronkonkoma, New York. ATK GASL is included in the Advanced Propulsion and Space Systems segment.

During fiscal 2003, we acquired the following three entities for an aggregate cost of $145.0 million, which was paid in cash:

•       the assets of the ordnance business of The Boeing Company (now known as ATK Gun Systems, which is included in the Ammunition segment), on May 31, 2002;

•       the assets of Science and Applied Technology, Inc. (now known as ATK Missile Systems, which is included in the Precision Systems segment), on October 25, 2002; and

•       the stock of Composite Optics, Inc. (COI, which is included in the Advanced Propulsion and Space Systems segment), on January 8, 2003.

We used the purchase method of accounting to account for all of these acquisitions, and, accordingly, the results of each of the acquired businesses are included in our consolidated financial statements since the date of each acquisition.

Results of Operations

Nine Months Ended January 1, 2006

Sales

The following is a summary of each operating segment’s external sales:

	Quarters Ended				Nine Months Ended
	Jan 1, 2006	Jan 2, 2005	$ Change	% Change	Jan 1, 2006	Jan 2, 2005	$ Change	% Change
	(amounts in millions)
Ammunition	$265.6	$215.3	$50.3	23%	$764.7	$639.4	$125.3	20%
ATK Thiokol	229.1	204.6	24.5	12%	702.5	623.7	78.8	13%
Precision Systems	127.7	122.7	5.0	4%	379.0	353.3	25.7	7%
Advanced Propulsion and Space Systems	110.4	109.6	0.8	1%	337.1	273.1	64.0	23%
Other	37.2	32.3	4.9	15%	115.8	112.4	3.4	3%
Total sales	$770.0	$684.5	$85.5	12%	$2,299.1	$2,001.9	$297.2	15%

Quarter.

The increase in sales was due to organic growth in many of the existing businesses.

Ammunition.   The increase in sales was driven by:

•        a $22 million increase in military small-caliber ammunition sales at the Lake City Army Ammunition Plant;

•        an increase of $12 million in civil ammunition and related products due to stronger domestic, law enforcement and Powerload sales;

•        a $9 million increase in medium-caliber ammunition;

•        a net increase of $6 million on various propellant and energetic materials programs; and

•        an increase of $3 million in gun systems.

ATK Thiokol.   The increase in sales was due to:

•        an increase of $14 million on the Minuteman III Propulsion Replacement program, mainly due to the transfer of all work previously performed by Pratt & Whitney to ATK; and

•        a $7 million increase on the Trident II Missile program and related technology contracts.

These were partially offset by a $4 million reduction in Graphite Epoxy Motor production for Delta rockets.

Precision Systems.   The increase in sales was due to:

•        an increase of $10 million in precision munitions, principally the Precision-Guided Mortar Munition, Mid-Range Munition, and Extended Range Munition programs; and

•        a $4 million increase in missile systems, principally due to increased systems design and development on the Advanced Anti-Radiation Guided Missile (AARGM).

Partially offsetting these increases were:

•        an $8 million decline in barrier systems; and

•        a $6 million decline in fuzes and proximity sensors, primarily due to a break in production as a result of moving the fuze production operations, as discussed above.

Advanced Propulsion and Space Systems.   The slight increase in sales was due to:

•        an increase of $3 million in missile defense, principally the SM-3 in connection with increased support of deployment rounds;

•        an increase of $3 million in the hypersonic flight programs; and

•        a $3 million increase in space and ordnance programs, principally the Orbus program.

Partially offsetting these increases was a reduction in military aircraft of $8 million, primarily the Global Hawk program.

Nine Months.

The increase in sales was primarily driven by organic growth in many of the existing businesses, along with sales from the PSI Group which was acquired at the end of last year’s second quarter, as described above.

Ammunition.   The increase in sales was driven by:

•        an increase of $78 million in military small-caliber ammunition sales at the Lake City Army Ammunition Plant;

•        a $26 million increase in medium-caliber ammunition;

•        a $13 million increase in civil ammunition and related products due to stronger Powerload and international sales; and

•        an increase of $8 million in gun systems.

ATK Thiokol.   The increase in sales was due to:

•        an increase of $46 million on the Minuteman III Propulsion Replacement program, mainly due to the transfer of all work previously performed by Pratt & Whitney to ATK;

•        an increase of $13 million in flares and decoys;

•        a $10 million increase in the Space Shuttle program due to an increase in return-to-flight activity and the timing of material purchases; and

•        a $9 million increase on the Trident II Missile program and related technology contracts.

These were partially offset by a $5 million reduction in Graphite Epoxy Motor production for Delta rockets.

Precision Systems.   The increase in sales was due to:

•        an increase of $38 million in precision munitions, principally the Precision-Guided Mortar Munition, Mid-Range Munition, and Extended Range Munition programs;

•        a $15 million increase in missile systems, principally due to increased systems design and development on the Advanced Anti-Radiation Guided Missile (AARGM);

•        an increase of $10 million across various tactical rocket motor programs; and

•        an increase of $4 million in defense electronics, primarily the AAR-47 missile warning system program.

Partially offsetting these increases were:

•        an $18 million decline in fuzes and proximity sensors due to a break in production as a result of moving the fuze production operations, as discussed above; and

•        a $14 million decline in barrier systems principally due to timing of development activities on the Spider Advanced Munition program.

Advanced Propulsion and Space Systems.   The increase in sales was due to:

•        the acquisition of the PSI Group at the end of the second quarter of fiscal 2005, which added $51 million to sales for the first half of fiscal 2006;

•        an increase of $24 million in missile defense, principally the SM-3 in connection with increased support of deployment rounds; and

•        an $11 million increase in space and ordnance programs, principally the Orbus program.

Partially offsetting these increases was a reduction in military aircraft of $16 million, primarily the Global Hawk program.

Gross Profit

	Quarters Ended					Nine Months Ended
	Jan 1, 2006	As a % of Sales	Jan 2, 2005	As a % of Sales	Change	Jan 1, 2006	As a % of Sales	Jan 2, 2005	As a % of Sales	Change
	(amounts in millions)
Gross profit	$155.7	20.2%	$137.9	20.1%	$17.8	$439.6	19.1%	$372.4	18.6%	$67.2

Quarter.

The increase in gross profit was driven by higher sales. These increases were partially offset by an increase in pension costs (excluding the $6.4 million settlement to recognize lump sum pension benefits that was recorded in general and administrative costs in the prior-year period).

Nine Months.

The increase in gross profit was driven by higher sales and margins, a reduction in other post-retirement benefit costs, and the absence of a prior year charge of $7 million due to higher material usage rates and technical issues related to the build process on the F/A-22 Stabilator composite structures program within the Advanced Propulsion Space Systems segment. These increases were partially offset by an increase in pension costs (excluding the $6.4 million settlement to recognize lump sum pension benefits that was recorded in general and administrative costs in the prior-year period).

Operating Expenses

	Quarters Ended					Nine Months Ended
	Jan 1, 2006	As a % of Sales	Jan 2, 2005	As a % of Sales	Change	Jan 1, 2006	As a % of Sales	Jan 2, 2005	As a % of Sales	Change
	(amounts in millions)
Research and development	$11.1	1.4%	$10.3	1.5%	$0.8	$35.1	1.5%	$23.5	1.2%	$11.6
Selling	19.5	2.5%	16.7	2.4%	2.8	56.8	2.5%	52.0	2.6%	4.8
General and administrative	37.0	4.8%	29.0	4.2%	8.0	111.1	4.8%	95.2	4.8%	15.9
Total	$67.6	8.8%	$56.0	8.2%	$11.6	$203.0	8.8%	$170.7	8.5%	$32.3

Operating expenses increased primarily due to increased research and development activity primarily within the ATK Thiokol and Precision Systems segments. General and administrative expenses increased due to increased headcount and other compensation-related costs along with the inclusion of the PSI Group that was acquired at the end of last year’s second quarter. These increases were partially offset by the inclusion in the prior-year period of a $6.4 million settlement charge to recognize the impact of lump sum pension benefits that were paid.

Income Before Interest, Income Taxes, and Minority Interest

	Quarters Ended			Nine Months Ended
	Jan 1, 2006	Jan 2, 2005	Change	Jan 1, 2006	Jan 2, 2005	Change
	(amounts in millions)
Ammunition	$31.4	$23.9	$7.5	$75.8	$58.3	$17.5
ATK Thiokol	33.6	28.2	5.4	100.3	88.5	11.8
Precision Systems	13.2	16.3	(3.1)	32.7	38.7	(6.0)
Advanced Propulsion and Space Systems	14.0	14.0	0.0	39.0	23.6	15.4
Corporate and Other	(4.0)	(0.5)	(3.5)	(11.2)	(7.4)	(3.8)
Total	$88.2	$81.9	$6.3	$236.6	$201.7	$34.9

Income before interest, income taxes, and minority interest by segment for the quarter and nine months ended January 2, 2005 was previously reported after the elimination of intercompany profit. The prior-year period has been recast to include intercompany profit, consistent with presentation of the quarter and nine months ended January 1, 2006.

Quarter.

The increase in income before interest, income taxes, and minority interest was due to higher sales along with program-related changes within the operating segments as described below.

Ammunition.   The increase was related to higher sales across the business segment, as discussed in the Sales section above.

ATK Thiokol.   The increase was mainly due to the increased volume for the Minuteman III Propulsion Replacement program, partially offset by lower profit on Graphite Epoxy Motors in connection with lower sales.

Precision Systems.   The decrease was due to a decrease on barrier systems and fuzes and proximity sensors in connection with lower sales due to moving the fuze production operations, as well as increases in discretionary spending for research and development and bid and proposal activities.

Advanced Propulsion and Space Systems.   An increase on launch structures was offset by reductions on Global Hawk.

Corporate and Other.   The net expense of Corporate and Other primarily reflects expenses incurred for administrative functions that are performed centrally at the corporate headquarters, along with the results of operations of ATK Mission Research.

Nine Months.

The increase in income before interest, income taxes, and minority interest was due to higher sales, program-related changes within the operating segments as described below, as well as the inclusion of the PSI Group for the entire period, which was acquired at the end of last year's second quarter.

Ammunition.   The increase was driven by the absence of $6 million of restructuring and related activities costs incurred in the prior year, as well as higher profit in connection with increased sales of military small- and medium-caliber ammunition and gun systems.

ATK Thiokol.   The increase was mainly due to the increased volume for the Minuteman III Propulsion Replacement program and flares and decoys, partially offset by lower profit on Graphite Epoxy Motors in connection with lower sales.

Precision Systems.   The decrease was primarily due to $4.5 million of restructuring and related activities costs for moving the fuze production operations, as discussed above, along with a decline on barrier systems in connection with lower sales and increased discretionary spending for research and development and bid and proposal activities.  These decreases were partially offset by increased margin on the AAR-47 missile warning system program and an increase on tactical rocket motors in connection with higher sales.

Advanced Propulsion and Space Systems.   The increase was primarily driven by the inclusion in the prior period of a $7 million charge due to higher material usage rates and technical issues related to the build process on the F/A-22 Stabilator composite structures program, as well as the inclusion of the PSI Group for the entire nine-month period in fiscal 2006, versus three months in the prior period.

Corporate and Other.   The net expense of Corporate and Other primarily reflects expenses incurred for administrative functions that are performed centrally at the corporate headquarters, along with the results of operations of ATK Mission Research.

Interest Expense

Quarter.

Net interest expense for the quarter ended January 1, 2006 was $16.6 million, an improvement of $0.7 million compared to $17.3 million in the comparable quarter of fiscal 2005.  This improvement was due to a lower average outstanding debt balance, partially offset by a higher average borrowing rate.

Nine Months.

Net interest expense for the nine months ended January 1, 2006 was $50.8 million, an increase of $3.4 million compared to $47.4 million in the comparable nine months of fiscal 2005.  This increase was due to a higher average outstanding debt balance and a higher average borrowing rate.

Income Tax Provision

Quarters Ended					Nine Months Ended
Jan 1, 2006	Effective Rate	Jan 2, 2005	Effective Rate	Change	Jan 1, 2006	Effective Rate	Jan 2, 2005	Effective Rate	Change
(amounts in millions)

Income tax provision	$24.3	34.0%	$16.6	25.7%	$7.7	$61.0	32.8%	$48.7	31.6%	$12.3

Our provision for income taxes includes both federal and state income taxes.  Income tax provisions for interim periods are based on estimated effective annual income tax rates.

The effective tax rate of 32.8% for the nine months ended January 1, 2006 differs from the federal statutory rate of 35% due to state income taxes, which increase the rate, and the following items which decrease the rate:  extraterritorial income (ETI) exclusion tax benefits, research and development (R&D) tax credits, qualified domestic manufacturing deduction (DMD) and the net benefit of discrete tax items, as explained further below.  The effective income tax rate of 31.6% for the nine months ended January 2, 2005 also differed from the federal statutory rate due to state income taxes, ETI benefits, R&D credits, and the net benefit of discrete tax items.

During the nine months ended January 1, 2006, we recorded net discrete tax benefits of $4.4 million.  Of this amount, $5.0 million of benefit resulted from settlement of the U.S. Internal Revenue Service (IRS) audit for fiscal 2002 and 2003 and related revisions in state liabilities, and $(0.6 million) of expense for provision adjustments related to fiscal 2005 and prior years.  During the nine months ended January 2, 2005, we recorded net discrete tax benefits of $3.6 million, which included $2.5 million for federal and state R&D credits adjusted as a result of a settlement with the IRS and revisions in estimates, $0.7 million for a change in estimate of ETI benefit, and $0.4 million for other provision adjustments.

The IRS has completed its examinations through fiscal 2003 and all matters with the IRS have been agreed upon for those years.  The refunds for fiscal 2002 and 2003 were approved by the Congressional Joint Committee of Taxation on November 1, 2005.  IRS examinations of the fiscal 2004 and 2005 tax returns commenced in January 2006.

The American Jobs Creation Act of 2004 (the Act) provides for a special deduction for qualified domestic production activities and a two-year phase-out of the existing ETI exclusion tax benefit for foreign sales which the World Trade Organization (WTO) ruled was an illegal export subsidy.  We are currently assessing the impact these two provisions will have on the fiscal 2006 income tax rate.

The European Union filed a complaint with the WTO challenging the transitional provisions of the Act.  On September 30, 2005, the WTO ruled that the Act failed to comply with their prior ruling.  The United States is expected to appeal the decision.  It is not possible to predict what impact this issue will have on future earnings or cash flows pending the final resolution of this matter.

Minority Interest

The minority interest in each period represents the minority owners' portion of the income of a joint venture in which we are the primary owner.  This joint venture is consolidated into our financial statements.

Net Income

Quarter.

Net income for the quarter ended January 1, 2006 was $47.1 million, a decrease of $0.7 million compared to $47.8 million in the comparable quarter of fiscal 2005.  This decline was due to increases in operating expenses of $11.6 million and income tax expense of $7.7 million, partially offset by a gross profit increase of $17.8 million and a decrease in net interest expense of $0.7 million.

Nine Months.

Net income for the nine months ended January 1, 2006 was $124.5 million, an increase of $19.2 million compared to $105.3 million in the comparable nine months of fiscal 2005.  The increase was due to a gross profit increase of $67.2 million, offset by increases in operating expenses of $32.3 million, income tax expense of $12.3 million, and net interest expense of $3.4 million.

Fiscal 2005

Sales

The following is a summary of each operating segment's external sales:

	Years Ended March 31
	2005	2004	$ Change	% Change
	(amounts in millions)
Ammunition	$888.7	$805.7	$83.0	10.3%
ATK Thiokol	845.2	799.3	45.9	5.7%
Precision Systems	517.6	483.4	34.2	7.1%
Advanced Propulsion and Space Systems	392.8	271.3	121.5	44.8%
Other	156.8	6.5	150.3	2,312.3%
Total sales	$2,801.1	$2,366.2	$434.9	18.4%

The increase in sales was driven by organic growth in many of the existing businesses, along with sales from businesses acquired during the past two years, as described above.

Ammunition.   The increase in sales was driven by:

•       a $63 million increase of military small-caliber ammunition produced by the Lake City Army Ammunition Plant;

•       an increase of $28 million of sales of civil ammunition and related products due to higher retail, law enforcement, government, and international sales; and

•       an increase of $13 million in sales of TNT due to a full year of activity.

Partially offsetting these increases was a reduction of $26 million in medium-caliber ammunition, primarily due to the relocation of the metal parts manufacturing, as discussed under "Restructuring Charges" above.

ATK Thiokol.   The increase in sales was due to:

•       an increase of $55 million on the Minuteman III Propulsion Replacement program, mainly due to the transfer of all work previously performed by Pratt & Whitney to ATK;

•       an increase of $21 million in flares and decoys due to increased contract requirements; and

•       an increase of $8 million on the Reusable Solid Rocket Motor (RSRM) program due to the addition of return-to-flight Space Shuttle contracts.

Partially offsetting the increases were:

•       a $12 million reduction on the Titan IV SRMU program consistent with the anticipated contract schedule;

•       a reduction of $12 million in commercial nozzle and motor programs due to decreased commercial launch activity; and

•       a $3 million reduction in the Trident II strategic missile program consistent with the anticipated contract schedule.

Precision Systems.   The increase in sales was due to:

•       an increase of $14 million in defense electronics, primarily the family of AN/AAR-47 missile warning systems due to increased demand;

•       a $13 million increase in precision munitions, primarily the Ballistic Trajectory Extended Range Munition (BTERM) guided projectile;

•       an increase of $12 million in barrier systems due to new contracts;

•       a $10 million increase in fuzes and proximity sensors, principally the DSU-33 and Multi-Option Fuze for Artillery (MOFA) programs; and

•       an increase of $7 million in missile systems principally due to increased development activities on the Advanced Anti-Radiation Guided Missile (AARGM).

Partially offsetting these were a $12 million decline in tank ammunition due to delays and timing and a $9 million decrease in tactical rocket motors due to reduced volume.

Advanced Propulsion and Space Systems.   The increase in sales was due to:

•       the acquisition of the PSI Group during the second quarter of fiscal 2005 which added $51 million;

•       a $29 million increase in missile defense, principally SM-3 in connection with increased production in support of initial deployment rounds;

•       the acquisition of ATK GASL late in the third quarter of fiscal 2004 which added $17 million;

•      an increase of $12 million in military aircraft structures; and

•       an increase of $11 million in satellites and reflectors.

Partially offsetting these increases was a reduction of $9 million in space launch vehicle structures due to reduced volume on the Delta program.

Gross Profit

	Years Ended March 31
	2005	As a % of Sales	2004	As a % of Sales	Change
	(amounts in millions)
Gross profit	$531.2	19.0%	$490.5	20.7%	$40.7

Contributing to the increase in the dollar amount of gross profit for the year was higher sales offset by:

•       the increase of approximately $13.1 million in pension expense (overall increase was $19.5 million, of which $6.4 million is included in operating expenses and discussed below);

•       the absence of the $8.3 million curtailment gain that was recorded as a reduction of cost of sales in fiscal 2004 in connection with a change in some of our post-retirement benefit plans;

•       the lack of approximately $7.5 million recognized in fiscal 2004 in connection with the successful resolution with the government of contract billing rate issues related to pension; and

•       higher costs of restructuring and related activities of approximately $4 million, as discussed above.

Operating Expenses

	Years Ended March 31
	2005	As a % of Sales	2004	As a % of Sales	Change
	(amounts in millions)
Research and development	$37.9	1.4%	$28.9	1.2%	$9.0
Selling	71.1	2.5%	67.2	2.8%	3.9
General and administrative	137.2	4.9%	117.4	5.0%	19.8
Total	$246.2	8.8%	$213.5	9.0%	$32.7

The increase in the dollar amount of operating expenses was primarily due to higher sales, the inclusion of businesses acquired in the past year, a $6.4 million settlement charge to recognize the impact of lump sum pension benefits that were paid, and $6 million for a litigation settlement, as discussed above in the "Legal Proceedings" section of Item 3 of our 10-K for the fiscal year ended March 31, 2005, along with the incremental legal costs.

Income before Interest, Income Taxes, and Minority Interest

	Years Ended March 31
	2005	As a % of Sales	2004	As a % of Sales	Change
	(amounts in millions)
Ammunition	$84.5	9.5%	$77.8	9.7%	$6.7
ATK Thiokol	121.8	14.4%	136.0	17.0%	(14.2)
Precision Systems	45.2	8.7%	47.4	9.8%	(2.2)
Advanced Propulsion and Space Systems	31.8	8.1%	23.2	8.6%	8.6
Corporate and Other	1.7	1.1%	(7.3)		9.0
Total	$285.0	10.2%	$277.1	11.7%	$7.9

The increase in income before interest, income taxes, and minority interest was due to higher sales along with income generated by 2004 and 2005 acquisitions, and program-related changes within each operating segment as discussed below.

These increases were partially offset by:

•       the increase of approximately $19.5 million in pension expense, which includes a $6.4 million settlement charge to recognize the lump sum pension benefits that were paid;

•       the absence of the $8.3 million curtailment gain that was recorded as a reduction of cost of sales in the prior-year period in connection with a change in some of our post-retirement benefit plans;

•       a $6 million litigation settlement during fiscal 2005 along with the incremental legal costs; and

•       program-related changes within each of the operating segments as discussed below.

Ammunition.   The increase was primarily due to higher sales and improved profitability on military small-caliber ammunition along with higher sales of propellant. These increases were partially offset by Ammunition’s portion of the increase in pension expense and the absence of its portion of the curtailment gain ($2.4 million), as discussed above, as well as a decrease on civil ammunition due to a change in product mix and an increase in the cost of raw materials.

ATK Thiokol.   The decrease was primarily due to the lack of approximately $7.5 million recognized in the prior year in connection with the successful resolution with the government of contract billing rate issues related to pension, a $3 million net reduction in space launch vehicles due to lower sales and the lack of a flight incentive recognized in the prior year, ATK Thiokol’s portion of the increase in pension expense and the absence of its portion of the curtailment gain ($1.4 million), as discussed above. These decreases were partially offset by higher profit on ground-based missile defense along with higher sales on Minuteman and flares and decoys.

Precision Systems.   The decrease was due to the costs of restructuring and related activities of approximately $5.2 million, the absence of Precision Systems’ portion of the curtailment gain ($3.4 million), and increase in pension expense, each discussed above, along with a decrease in tank ammunition due to technical issues on the M829A3 program. These decreases were partially offset by increased sales volume and profit improvements on fuzing and defense electronics.

Advanced Propulsion and Space Systems.   The increase was driven by income generated by the PSI Group and ATK GASL as well as an increase in missile defense programs. Partially offsetting these items were Advanced Propulsion and Space Systems’ portion of the increase in pension expense and the absence of its portion of the curtailment gain ($1.1 million), as discussed above.

Corporate and Other.   The net of Corporate and Other primarily reflects income generated by ATK Mission Research offset by expenses incurred for administrative functions that are performed centrally at the corporate headquarters. The $6 million litigation settlement plus incremental legal costs discussed above are also included in Corporate and Other for fiscal 2005.

Net Interest Expense

Net interest expense for fiscal 2005 was $64.5 million, an increase of $5.2 million compared to $59.3 million in fiscal 2004. This increase was due to a higher average outstanding debt balance primarily driven by the acquisition of the PSI Group during fiscal 2005 and the acquisition of Mission Research Corporation at the end of fiscal 2004, partially offset by a lower average borrowing rate.

Income Tax Provision

	Years Ended March 31
	2005	As a % of Sales	2004	As a % of Sales	Change
	(amounts in millions)
Income tax provision	$66.5	30.2%	$55.0	25.3%	$11.5

Our provision for income taxes includes both federal and state income taxes. The effective tax rate for fiscal 2005 of 30.2% differs from the federal statutory rate of 35% due to state income taxes and an increase in the valuation allowance, which both increased the rate, and the following items which decreased the rate: extraterritorial income (ETI) exclusion tax benefits, research and development (R&D) tax credits, the tax benefit from the favorable resolution of federal and state audit issues, and amounts recorded to adjust provision numbers to the returns as filed. During fiscal 2005, we recognized $8.2 million of previously established tax reserves because of favorable audit results from several states, a settlement reached with the IRS and a change in estimate of reserves needed. In addition, the valuation allowance was increased by $0.7 million because expectations of the amount of state carryforward benefits that will be utilized before expiration was decreased primarily as a result of the decision to move the fuze production operations.

The tax rate for fiscal 2004 differs from the federal statutory rate due to state income taxes, the ETI benefit, the R&D credit, provision adjustments, the tax benefit from favorable resolution of audit issues, and a decrease in the valuation allowance. In fiscal 2004, $15.5 million of previously recorded tax reserves was recognized because a settlement was reached with the IRS for fiscal 1999 through 2001, favorable guidance was issued by the IRS on the taxability of foreign sales and there was a change in estimate of reserves needed. In addition, the valuation allowance was reduced by $2.4 million because expectations of the amount of state carryforward benefits that will be utilized before expiration was increased as a result of changes made to our structure.

Provisions for federal and state income taxes are calculated based on reported pre-tax earnings and current tax law. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. These timing differences result in deferred tax assets and liabilities, which are recorded on the balance sheet.

At March 31, 2005, we had gross deferred tax assets of $391 million, including $10 million of federal and state credit carryforwards and $4 million of state loss carryforwards, which are subject to various limitations and will expire if unused within their respective carryforward periods. We have assessed the likelihood that the deferred tax assets will be realized in future years based on projected taxable income and, to the extent that recovery is not likely, a valuation allowance has been established. The valuation allowance of $3.2 million at March 31, 2005 relates principally to certain state net operating loss and credit carryforwards that are not expected to be realized before their expiration. Of the valuation allowance, $0.4 million will be allocated to reduce goodwill if the related deferred tax asset is ultimately realized.

IRS examinations have been completed through fiscal 2001 and all tax matters with the IRS have been settled for those years. The exam for fiscal 2002 and 2003 is in process.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from fiscal 2006 through 2011. In return, the Act also provides for a two-year phase-out (except for certain pre-existing binding contracts) of the existing ETI exclusion tax benefit for foreign sales, which the World Trade Organization (WTO) ruled was an illegal export subsidy. We expect to be able to continue to claim ETI benefits for the years going forward based on the provisions of the law as written. However, the European Union (EU) believes that the Act fails to adequately repeal the illegal export subsidies because of the transitional provisions and has asked the WTO to review whether these provisions are in compliance with their prior ruling. It is not possible to predict what impact this issue will have on future earnings pending the final resolution of this matter.

On December 21, 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. FSP No. FAS 109-1 clarifies that this tax deduction should be accounted for as a special deduction in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the date of enactment. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed, beginning with fiscal 2006. Since tax guidance on the deduction for qualifying domestic production activities is still pending, we have been unable to quantify its impact.

The federal R&D tax credit expired on December 31, 2005. If Congress does not pass legislation to extend this credit, our effective tax rate will increase in future years.

Minority Interest

The minority interest represents the minority owners’ portion of the income of a joint venture in which we are the primary owner. This joint venture was acquired with COI and is consolidated into our financial statements.

Net Income

Net income for fiscal 2005 was $153.5 million, a decrease of $8.8 million compared to $162.3 million in fiscal 2004. The decrease was due to an increase in operating expenses of $32.7 million, along with increases in net interest expense of $5.2 million and income tax provision of $11.5 million, partially offset by a $40.7 million increase in gross profit.

Fiscal 2004

Sales

The following is a summary of each operating segment’s external sales:

	Years Ended March 31
	2004	2003	$ Change	% Change
	(amounts in millions)
Ammunition	$805.7	$722.1	$83.6	11.6%
ATK Thiokol	799.3	830.3	(31.0)	(3.7)%
Precision Systems	483.4	439.6	43.8	10.0%
Advanced Propulsion and Space Systems	271.3	180.1	91.2	50.6%
Other	6.5	—	6.5
Total sales	$2,366.2	$2,172.1	$194.1	8.9%

The increase in sales was driven by organic growth in many of the existing businesses, along with sales from businesses acquired during fiscal 2004 and fiscal 2003, as described above.

Ammunition.   The increase in Ammunition’s sales was driven by:

•       an $83 million increase of military small-caliber ammunition produced by the Lake City Army Ammunition Plant;

•       increased international sales during fiscal 2004 added $15 million;

•       an increase of $11 million of sales of civil ammunition and related products due to higher government and retail sales, partially offset by a reduction in law enforcement sales; and

•       an increase of $7 million in sales of TNT.

Partially offsetting these were reductions of $14 million in medium-caliber ammunition and $13 million in Mk-90 and M14 propellant sales.

ATK Thiokol.   The decrease in ATK Thiokol’s sales was due to:

•       a $27 million reduction on the GEM solid rocket booster programs, consistent with the anticipated production schedule for these motors;

•       a decrease of $11 million on the Reusable Solid Rocket Motor (RSRM) program due to the timing of material purchases; and

•       a decrease of $9 million in royalty payments received.

Partially offsetting the decreases were:

•       an additional $19 million on the Minuteman III Propulsion Replacement program; and

•       an additional $10 million of illuminating devices.

Precision Systems.   The increase in Precision Systems’ sales was due to:

•       the acquisition of ATK Missile Systems in the third quarter of fiscal 2003, which contributed $26 million more in sales to fiscal 2004 than fiscal 2003;

•       a $24 million increase on large-caliber ammunition, primarily tactical and international tank production;

•       a $13 million increase in fuzes & proximity sensors, primarily Multi-Option Fuze for Artillery (MOFA) program and DSU-33, partially offset by Hard Target Smart Fuze (HTSF); and

•       an increase of $10 million on the family of AN/AAR-47 Missile Warning System programs, primarily driven by the transition to full-rate production (FRP).

Partially offsetting these were:

•       a decrease of $8 million on air weapons, primarily due to program completions;

•       a decrease of $6 million on soldier weapon systems (XM8/25/29) due to reduction in scope; and

•       a decrease of $5 million on barrier systems due to the completion of several international contracts in the prior year.

Advanced Propulsion and Space Systems.   The increase in Advanced Propulsion and Space Systems’ sales was due to:

•       the acquisition of COI in the fourth quarter of fiscal 2003, which contributed $37 million more in sales to fiscal 2004 than fiscal 2003;

•       new aircraft composite structures business, including the Joint Strike Fighter and Global Hawk programs, which added a total of $36 million;

•       an $11 million increase on Missile Defense (SM-3) due to increased production in support of initial deployment rounds; and

•       the acquisition of ATK GASL in fiscal 2004, which added $10 million in sales.

Partially offsetting these was a $7 million reduction on composite structures for the GEM solid rocket booster programs, consistent with the anticipated production schedule for these motors.

Gross Profit

	Years Ended March 31
	2004	As a % of Sales	2003	As a % of Sales	Change
	(amounts in millions)
Gross profit	$490.5	20.7%	$479.4	22.1%	$11.1

Contributing to the increase in the dollar amount of gross profit for the year were:

•       the inclusion of ATK Missile Systems and COI for the entire period;

•       the inclusion of ATK GASL and MRC;

•       improvements on various programs; and

•       curtailment gains, totaling $8.3 million, due to changes in some of our post-retirement benefit plans, which were recorded as reductions of cost of sales; these curtailment gains were $3.5 million greater than the curtailment gain of $4.8 million that was recorded in the prior year.

These increases more than offset the increase of $28 million in pension expense, as expected; the costs for restructuring and related activities of approximately $8 million, which were primarily the result of the plans to exit the Twin Cities Army Ammunition Plant (TCAAP), as discussed above; and the net decrease of $4.5 million in the amounts related to the successful resolution with the government of contract billing rate issues related to pension. These items, along with a change in the sales mix to include a higher proportion of lower-margin programs, such as small-caliber ammunition, also drove the decrease in the amount as a percent of sales.

Operating Expenses

	Years Ended March 31
	2004	As a % of Sales	2003	As a % of Sales	Change
	(amounts in millions)
Research and development	$28.9	1.2%	$26.9	1.2%	$2.0
Selling	67.2	2.8%	64.2	3.0%	3.0
General and administrative	117.4	5.0%	112.8	5.2%	4.6
Total	$213.5	9.0%	$203.9	9.4%	$9.6

The increase in the dollar amount of operating expenses was primarily associated with the increase in sales.

Income before Interest, Income Taxes, and Minority Interest

	Years Ended March 31
	2004	As a % of Sales	2003	As a % of Sales	Change
	(amounts in millions)
Ammunition	$77.8	9.7%	$77.9	10.9%	$(0.1)
ATK Thiokol	136.0	17.0%	138.1	16.6%	(2.1)
Precision Systems	47.4	9.8%	48.6	11.0%	(1.2)
Advanced Propulsion and Space Systems	23.2	8.6%	21.7	12.1%	1.5
Corporate and Other	(7.3)		(10.8)		3.5
Total	$277.1	11.7%	$275.5	12.7%	$1.6

The increase in our income before interest, income taxes, and minority interest expense is primarily associated with the increase in sales. As discussed in the Gross Profit section above, included in fiscal 2004 were curtailment gains totaling $8.3 million; these curtailment gains were $3.5 million greater than the curtailment gain of $4.8 million that was recorded by the Ammunition segment in fiscal 2003. These increases more than offset the increase of $28 million in pension expense, as anticipated; the costs for restructuring and related activities of approximately $8 million, which were primarily the result of the plans to exit TCAAP, as discussed above; and the net decrease of $4.5 million in the amounts related to the successful resolution of contract billing rate issues with the government, as discussed above. These items, along with a change in the sales mix to include a higher proportion of lower-margin programs, such as small-caliber ammunition, also drove the decrease in the amount as a percent of sales.

Ammunition.   The decrease in the Ammunition segment was driven by:

•       the increase in pension expense;

•       a decrease on medium-caliber ammunition program profitability;

•       a decrease on Mk-90 propellant in connection with lower volume;

•       approximately $6 million of the $8 million of costs for restructuring and related activities, which were primarily the result of the plans to exit TCAAP, as discussed above; and

•       a decrease of $2.4 million in curtailment gains recorded (from $4.8 million in fiscal 2003 to $2.4 million in fiscal 2004, which was Ammunition’s portion of the $8.3 million gains recorded in fiscal 2004).

Offsetting these were higher military small-caliber ammunition volume and improvements in civil ammunition and related products.

ATK Thiokol.   The decrease in the ATK Thiokol segment is primarily due to:

•       a $9 million reduction in royalty payments received, consistent with the royalty agreement;

•       a decrease in connection with lower sales on the GEM solid rocket booster program; and

•       the net decrease of $4.5 million in the amounts related to the successful resolution with the government of contract billing rate issues related to pension.

These items were partially offset by:

•       higher volume of illuminating flares;

•       the recognition of the reimbursement of litigation settlement costs; and

•       ATK Thiokol’s portion ($1.4 million) of the fiscal 2004 curtailment gains.

Precision Systems.   The decrease in the Precision Systems segment is primarily due to:

•       increase in pension expense;

•       decreases in barrier systems (due to the completion of international contracts in fiscal 2003); and

•       large-caliber ammunition.

These items were partially offset by:

•       the inclusion of ATK Missile Systems for the entire fiscal year 2004;

•       improvements in fuzing programs (primarily the MOFA program), medium-caliber gun systems, and tactical propulsion programs; and

•       Precision Systems’ portion ($3.4 million) of the fiscal year 2004 curtailment gains.

Advanced Propulsion and Space Systems.   The increase in Advanced Propulsion and Space Systems is due to improved profitability on composite structures for the Boeing Delta family of rockets and Advanced Propulsion and Space Systems’ portion ($1.1 million) of the fiscal 2004 curtailment gains, partially offset by the increase in pension expense and decreased profitability on certain aircraft composite structures programs.

Corporate and Other.   The net expense at the corporate level primarily reflects expenses incurred for administrative functions that are performed centrally at the corporate headquarters.

Net Interest Expense

Net interest expense for fiscal 2004 was $59.3 million, an improvement of $18.8 million compared to $78.1 million in fiscal 2003. This improvement was due to a decrease in the amount of debt issuance costs expensed, which decreased from $15.9 million in fiscal 2003 to $3.5 million in fiscal 2004, along with a lower average outstanding debt balance and a lower average borrowing rate. Due to our adoption of Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, on April 1, 2003, debt issuance costs that are written off when debt is extinguished, which were previously classified as extraordinary loss on early extinguishment of debt, are now included in interest expense. This resulted in an increase in interest expense in fiscal 2003 of $13.8 million from the amount previously reported.

Income Tax Provision

	Years Ended March 31
	2004	As a % of Sales	2003	As a % of Sales	Change
	(amounts in millions)
Income tax provision	$55.0	25.3%	$77.0	39.0%	$(22.0)

Our income tax provision includes both federal and state income taxes. The tax rate for fiscal 2004 differs from the federal statutory rate due to state income taxes, the ETI benefit, the R&D credit, provision adjustments, the tax benefit from favorable resolution of audit issues, and a decrease in the valuation allowance. In fiscal 2004, $15.5 million of previously recorded tax reserves was recognized because a settlement was reached with the IRS for fiscal 1999 through 2001, favorable guidance was issued by the IRS on the taxability of foreign sales and there was a change in estimate of reserves needed. In addition, the valuation allowance was reduced by $2.4 million because expectations of the amount of state carryforward benefits that will be utilized before expiration was increased as a result of changes made to our structure.

The tax rate for fiscal 2003 reflects a benefit for R&D credit partially offset by tax charges for other permanent non-deductible costs.

Minority Interest

The minority interest in fiscal 2004 represents the minority owners’ portion of the income of a joint venture in which we are the primary owner. This joint venture was acquired with COI and is consolidated into our financial statements.

Net Income

Net income for fiscal 2004 was $162.3 million, an increase of $38.0 million compared to $124.3 million in fiscal 2003. The increase was due to an increase in gross profit of $11.1 million, a decrease in net interest expense of $18.8 million, and a decrease in the income tax provision of $22.0 million, partially offset by an increase in operating expenses of $9.6 million, the absence of the gain for the cumulative effect of change in accounting principle of $3.8 million, and the minority interest of $0.5 million.

Cash Flows

Nine Months Ended January 1, 2006

Cash provided by operating activities for the nine months ended January 1, 2006 totaled $145 million, an increase of $39 million compared to $106 million provided in the comparable period of the prior year. This improvement was primarily due to:

•       a $36 million reduction in cash used for compensation due to higher payroll accruals primarily related to timing and a decrease in deferred compensation payouts;

•       a decrease of $16 million in contributions to pension and other PRB plans; and

•       an increase of $19 million in net income.

Offsetting these were an increase in net cash paid for income taxes of $34 million and an increase in cash used for net working capital of $10 million, primarily in the Ammunition and Precision Systems segments.

Cash used for investing activities totaled $35 million, a decrease of $165 million compared to $200 million used in the comparable period of the prior year, primarily due to the acquisition of the PSI Group in the prior year for $164 million. We expect fiscal 2006 capital expenditures to approximate $70 million.

Cash used for financing activities totaled $83 million, compared to $97 million provided in the comparable period of the prior year. Proceeds from the issuance of debt increased $70 million offset by an increase in payments on bank debt of $194 million. Payments for debt issue costs decreased $5 million and proceeds from employee stock compensation plans decreased $3 million. During the nine months ended January 1, 2006, we repurchased 1,054,200 shares of our common stock at a cost of approximately $78 million.

Post-Retirement Benefit Plans Contributions.   During the nine months ended January 1, 2006, we contributed $25.8 million of pension payments to our qualified pension plans, $2.0 million directly to retirees, and $18.0 million to our other PRB plans. Consistent with previous expectations, we do not anticipate making any additional contributions to our qualified pension plans during fiscal 2006 and anticipate contributing a total of $21.5 million to our other PRB plans. We anticipate contributing a total of $2.6 million directly to retirees in fiscal 2006, a reduction of $1.5 million from our previous expectation.

We typically generate cash flows from operating activities in excess of our commitments. We have several strategic opportunities for capital deployment, which may include debt repayments, stock repurchases, funding acquisitions, and other alternatives.

Fiscal 2005

	Years Ended March 31
	2005	2004	Change
	(amounts in millions)
Cash flows provided by operating activities	$196	$181	$15
Cash flows used for investing activities	(226)	(315)	89
Cash flows provided by financing activities	18	158	(140)
Net cash flows	$(12)	$24	$(36)

Operating Activities.   The increase in cash provided by operating activities was primarily due to a $34 million improvement for pension and other post-retirement benefits (PRB) due to a reduction of $15 million in contributions to the qualified pension and other PRB plans and a $20 million increase in pension and other PRB expense along with an increase in accrued compensation of $27 million due to increased headcount. These increases were partially offset by a $42 million increase in cash used for working capital (defined as net receivables plus net inventories less accounts payable less contract advances and allowances) primarily due to timing of significant accounts receivable collections and an increase of $13 million in contributions to our supplemental employee retirement plan (SERP) primarily due to a lump-sum retirement benefit payment made in fiscal 2005 (included in “other assets and liabilities” in the statement of cash flows).

Investing Activities.   Cash used to acquire new businesses during fiscal 2005 included $164 million to acquire the PSI Group. Cash used to acquire new businesses during fiscal 2004 included $215 million to acquire Mission Research Corporation and $43 million to acquire ATK GASL. Capital expenditures were $63 million in fiscal 2005, which was $4 million, or 7%, greater than fiscal 2004.

Financing Activities.   During fiscal 2005, we issued $200 million of convertible senior subordinated notes during fiscal 2005 while making payments on our bank debt of $133 million. In connection with our financing activities, we incurred $6 million of debt issue costs during fiscal 2005. We received proceeds from employee stock compensation plans of $28 million primarily due to stock option exercises. During the current year, we also repurchased 1,128,100 shares of our common stock for $75 million.

Fiscal 2004

	Years Ended March 31
	2005	2004	Change
	(amounts in millions)
Cash flows provided by operating activities	$181	$189	$(8)
Cash flows used for investing activities	(315)	(157)	(158)
Cash flows provided by (used for) financing activities	158	(32)	190
Net cash flows	$24	$—	$24

Operating Activities.   The decrease in cash provided by operating activities was caused by $37 million in additional payments to our pension plans, and the absence of $17 million from the re-couponing of two swap contracts done in fiscal 2003. Partially offsetting these items were an increase in income from continuing operations before income taxes of $20 million, along with a $31 million decrease in cash used for working capital.

Investing Activities.   Cash used to acquire new businesses during fiscal 2004 included $215 million to acquire Mission Research Corporation and $43 million to acquire ATK GASL. Cash used to acquire new businesses during fiscal 2003 totaled $127 million (ATK Gun Systems, ATK Missile Systems, COI, and true-ups related to the civil ammunition business). Fiscal 2003 included proceeds of $20 million from the sale of a subsidiary that we had purchased as part of the civil ammunition business. Capital expenditures were $59 million in fiscal 2004, which was $5 million, or 8%, greater than fiscal 2003.

Financing Activities.   During fiscal 2004, we restructured our debt, resulting in the extinguishment of $398 million of debt and the issuance of $680 million of new debt. In connection with the refinancing, we incurred $11 million of debt issue costs. During fiscal 2004, we also repurchased 1,320,200 shares of our common stock for $75 million.

We do not expect our level of capital expenditures to change significantly in the foreseeable future.

We typically generate cash flows from operating activities in excess of our commitments. If this occurs, we have several strategic opportunities for capital deployment, which may include debt repayments, stock repurchases, funding acquisitions, and other alternatives.

Liquidity and Capital Resources

Debt

Long-term debt, including the current portion, consisted of the following:

	January 1, 2006	March 31, 2005
	(in thousands)
Senior Credit Facility dated March 31, 2004:
Term A Loan due 2009	$249,750	$—
Term B Loan	—	266,553
Revolving Credit Facility due 2009	—	—
8 1/2% senior subordinated notes due 2011	388,929	387,492
2.75% convertible senior subordinated notes due 2024	280,000	280,000
3.00% convertible senior subordinated notes due 2024	200,000	200,000
Total long-term debt	1,118,679	1,134,045
Less current portion	27,000	2,692
Long-term debt	$1,091,679	$1,131,353

On May 5, 2005, we entered into an amendment to our $700 million Senior Credit Facility dated March 31, 2004 (the Senior Credit Facility). At March 31, 2005, prior to the amendment, the Senior Credit Facility was comprised of a Term B Loan of $266.6 million maturing in 2011 and a $300 million Revolving Credit Facility maturing in 2009. The amendment to the Senior Credit Facility was entered into in order to refinance the Term B Loan with the issuance of a new term loan in the amount of $270 million (the Term A Loan) maturing in 2009. The Term A Loan requires quarterly principal payments of $6.75 million through December 2008 and a final payment of $168.75 million in March 2009. Substantially all domestic, tangible and intangible assets of ATK and its subsidiaries are pledged as collateral under the Senior Credit Facility. Debt issuance costs of approximately $4.5 million are being amortized over the term of the Senior Credit Facility. Borrowings under the Senior Credit Facility bear interest at a rate equal to the sum of a base rate or a Eurodollar rate plus an applicable margin, which is based on our consolidated total leverage ratio, as defined by the Senior Credit Facility. The weighted average interest rate for the Term A Loan was 5.49% at January 1, 2006. As of January 1, 2006, the interest rate on the Term A Loan was 6.10% per annum after taking into account the related interest rate swap agreements, which are discussed below. The annual commitment fee in effect on the unused portion of our Revolving Credit Facility was 0.30% at January 1, 2006. As of January 1, 2006, we had no borrowings against our $300 million revolving credit facility and had outstanding letters of credit of $73.8 million, which reduced amounts available on the revolving facility to $226.2 million.

In August 2004, we issued $200 million aggregate principal amount of 3.00% convertible notes that mature on August 15, 2024. Interest on the 3.00% convertible notes is payable on February 15 and August 15 of each year, beginning on February 15, 2005. Starting with the period beginning on August 20, 2014 and ending on February 14, 2015, and for each of the six-month periods thereafter beginning on February 15, 2015, we will pay contingent interest during the applicable interest period if the average trading price of the 3.00% convertible notes on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the 3.00% convertible notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.30% of the average trading price of a note during the measuring period. We may redeem some or all of the 3.00% convertible notes in cash at any time on or after August 20, 2014. Holders of the 3.00% convertible notes may require us to repurchase in cash some or all of the 3.00% convertible notes on August 15, 2014 and August 15, 2019. Holders may also convert their 3.00% convertible notes at a conversion rate of 12.5392 shares of our common stock per $1,000 principal amount of 3.00% convertible notes (a conversion price of $79.75) under the following circumstances: (1) when, during any fiscal quarter, the last reported sale price of our stock is greater than or equal to 130% of the conversion price, or $103.68, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if we call the 3.00% convertible notes for redemption; or (3) upon the occurrence of certain corporate transactions. On October 26, 2004, we amended the indenture to require ATK to satisfy 100% of the principal amount of the 3.00% convertible notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK. If certain fundamental changes occur on or prior to August 15, 2014, we will in certain circumstances increase the conversion rate by a number of additional shares of common stock or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the 3.00% convertible notes are convertible into shares of the acquiring or surviving company. These contingently issuable shares are not included in diluted earnings per share because our stock price is below the conversion price. Debt issuance costs of approximately $4.8 million are being amortized to interest expense over ten years, the period until the first date on which the holders can require us to repurchase the 3.00% convertible notes.

In February 2004, we issued $280 million aggregate principal amount of 2.75% convertible notes that mature on February 15, 2024. Interest on the 2.75% convertible notes is payable on February 15 and August 15 of each year, beginning on August 15, 2004. Starting with the period beginning on August 20, 2009 and ending on February 14, 2010, and for each of the six-month periods thereafter beginning on February 15, 2010, we will pay contingent interest during the applicable interest period if the average trading price of the 2.75% convertible notes on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the 2.75% convertible notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.30% of the average trading price of a note during the measuring period. We may redeem some or all of the 2.75% convertible notes in cash at any time on or after August 20, 2009. Holders of the 2.75% convertible notes may require us to repurchase in cash some or all of the 2.75% convertible notes on August 15, 2009, February 15, 2014, or February 15, 2019. Holders may also convert their 2.75% convertible notes at a conversion rate of 12.5843 shares of our common stock per $1,000 principal amount of 2.75% convertible notes (a conversion price of $79.46) under the following circumstances: (1) when, during any fiscal quarter, the last reported sale price of our stock is greater than or equal to 130% of the conversion price, or $103.30, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if we call the 2.75% convertible notes for redemption; or (3) upon the occurrence of certain corporate transactions. On October 26, 2004, we amended the indenture to require us to satisfy 100% of the principal amount of the 2.75% convertible notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK. These contingently issuable shares are not included in diluted earnings per share because our stock price is below the conversion price. Debt issuance costs of approximately $8.6 million are being amortized to interest expense over five years, the period until the first date on which the holders can require us to repurchase the 2.75% convertible notes.

In May 2001, we issued $400 million aggregate principal amount of 8 1/2% notes that mature on May 15, 2011. In May 2002, we entered into two nine-year interest-rate swaps, with a $100 million notional value each, and in March 2004 entered into a seven-year swap, with a $200 million notional value, discussed below, against the 8 1/2% notes. The carrying value of the 8 1/2% notes was decreased to $388.9 million at January 1, 2006 and $387.5 million at March 31, 2005 as a result of these swaps. The outstanding 8 1/2% notes are general unsecured obligations. Interest on the outstanding 8 1/2% notes accrues at a rate of 8.50% per annum and is payable semi-annually on May 15 and November 15 of each year. As of January 1, 2006, the interest rate on the 8 1/2% notes was 8.28% after taking into account the related interest rate swap agreements, which are discussed below. Debt issuance costs of approximately $14 million are being amortized to interest expense over ten years. On or after May 15, 2006, we have the right to redeem some or all of the 8 1/2% notes at a price of 104.25% of the principal amount.

The 3.00% convertible notes, the 2.75% convertible notes, and the 8 1/2% notes rank equal in right of payment with each other and all of our future senior subordinated indebtedness and are subordinated in right of payment to all existing and future senior indebtedness, including the Senior Credit Facility. The outstanding notes are guaranteed on an unsecured basis, jointly and severally and irrevocably and unconditionally, by substantially all of our domestic subsidiaries. Our subsidiaries other than the subsidiary guarantors are minor. All of these guarantor subsidiaries are 100% owned by us. These guarantees are senior subordinated obligations of the applicable subsidiary guarantors.

The scheduled minimum loan payments on outstanding long-term debt as of January 1, 2006 are as follows (in thousands):

Remainder of fiscal 2006	$6,750
Fiscal 2007	27,000
Fiscal 2008	27,000
Fiscal 2009	189,000
Fiscal 2010	—
Thereafter	880,000
Total payments	$1,129,750

Our Senior Credit Facility and the indentures governing the 8 1/2% notes, the 2.75% convertible notes, and the 3.00% convertible notes impose restrictions on us, including limitations on our ability to incur additional debt, enter into capital leases, grant liens, pay dividends and make certain other payments, sell assets, or merge or consolidate with or into another entity. In addition, the Senior Credit Facility limits our ability to enter into sale-and-leaseback transactions and to make certain capital expenditures. The Senior Credit Facility also requires that we meet and maintain specified financial ratios, including: a maximum interest coverage ratio, a maximum consolidated leverage ratio, and a maximum senior leverage ratio. Our ability to comply with these covenants and to meet and maintain the financial ratios may be affected by events beyond our control. Borrowings under the Senior Credit Facility are subject to compliance with these covenants. As of January 1, 2006, we were in compliance with the covenants.

Moody’s Investors Service has assigned ATK an issuer rating of Ba3 with a stable outlook and assigned a Ba2 rating to ATK’s Senior Credit Facility. Standard & Poor’s Ratings Services has assigned ATK a BB corporate credit rating with a stable outlook and assigned a BB+ rating to the Senior Credit Facility.

We have limited amortization requirements under the Senior Credit Facility over the next few years. Our other debt service requirements consist principally of interest expense on our long-term debt. Additional cash may be required to repurchase or convert the 3.00% convertible notes or the 2.75% convertible notes under certain circumstances, as discussed above. Our short-term cash requirements for operations are expected to consist mainly of capital expenditures to maintain and expand production facilities and working capital requirements.

Interest Rate Swaps

We use interest rate swaps to manage interest costs and the risk associated with changing interest rates of long-term debt. We do not hold or issue derivative instruments for trading purposes. Derivatives are used for hedging purposes only and must be designated as, and effective as, a hedge of identified risk exposure at the inception of the derivative contract. As of January 1, 2006, we had the following interest rate swaps:

			Interest Rate
Cash flow hedge:	Notional Amount	Fair Value	Pay Fixed	Receive Floating	Maturity Date
	(in thousands)
Non-amortizing swap	$100,000	$(4,024)	6.06%	4.53%	November 2008

Fair value hedges:			Receive Fixed	Pay Floating
Non-amortizing swap	100,000	(1,427)	8.50%	8.34%	May 2011
Non-amortizing swap	100,000	(2,487)	8.50%	8.55%	May 2011
Non-amortizing swap	200,000	(7,554)	8.50%	8.92%	May 2011
Derivative obligation		(11,468)
		$(15,492)

On February 28, 2006, we terminated the three fair value swaps, resulting in a cash payout related to the termination of $15.1 million, including accrued interest.

In March 2004, we had entered into a seven-year swap, with a $200 million notional value, against our 8 1/2% notes. This swap agreement involved the exchange of amounts based on a variable rate of six-month LIBOR plus an added rate of 4.18% over the life of the agreement, without an exchange of the notional amount upon which the payments are based. The differential paid or received as interest rates changed was accrued and recognized as an adjustment of interest expense related to the debt.

In May 2002, we had entered into two nine-year swaps, with a $100 million notional value each, against our 8 1/2% notes. In fiscal 2003, we re-couponed these swap contracts. The transaction resulted in resetting the interest rate from LIBOR plus 2.3% to LIBOR plus 3.7% and the receipt of $16.8 million in cash, which is included in other long-term liabilities and is being amortized to reduce interest expense over the remaining term of the 8 1/2 % notes.

Commodity Swaps

We use derivatives to hedge certain commodity price risks. As of January 1, 2006, we had a forward contract for 19,157,000 pounds of copper through January 2007, which had a fair value of $10.7 million, and a forward contract for 1,677 metric tons of zinc through January 2007, which had a fair value of $1.1 million. The contracts essentially establish a fixed price for the underlying commodities and have been designated and qualify as effective hedges of purchases of these commodities. We expect that substantially all of these amounts will be realized and reported in cost of sales during the next twelve months as the commodities are purchased. During the quarter ended January 1, 2006, accumulated OCI decreased by $3.7 million for these contracts, which reduced cost of sales, offsetting the increased prices that we paid our suppliers for these commodities. Estimated and actual gains or losses will change during the next twelve months as market prices change.

Share Repurchases

In January 2004, our Board of Directors authorized the repurchase of up to 2,000,000 shares of our common stock. In February 2004, we repurchased 1,320,200 shares for approximately $75 million. We repurchased an additional 414,200 shares, at a cost of approximately $25 million, of our common stock in April and May of fiscal 2005. On August 3, 2004, our Board of Directors canceled authorization for the 265,600 shares remaining under the January 2004 authorization and authorized the repurchase of up to 2,000,000 additional shares through March 2006. In February and March of 2005, we repurchased 713,900 shares for approximately $50 million. During the nine months ended January 1, 2006, we repurchased 1,054,200 shares of our common stock at a cost of approximately $78 million. In January 2006, we repurchased 227,000 shares of our common stock at a cost of approximately $18 million. On January 31, 2006, our Board of Directors terminated this share repurchase program and authorized the repurchase of an additional 5,000,000 shares through January 31, 2008. During February 2006, we repurchased 316,400 shares of our common stock under this new program for approximately $24 million. Any additional authorized repurchases would be subject to market conditions and our compliance with our debt covenants.

As of January 1, 2006, after giving effect to this offering and the repurchase of all of our outstanding 8 1/2% notes, our debt covenants, after accounting for “restricted payments” made since April 1, 2001, would have permitted us to make additional “restricted payments” up to $370 million. On May 5, 2005, we entered into an amendment to our Senior Credit Facility as discussed above. The amended agreement allows for unlimited “restricted payments” as long as we maintain certain debt limits, with an annual limit of $50 million when those debt limits are not met.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commercial commitments as of March 31, 2005:

		Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(in thousands)
Contractual obligations:
Long-term debt	$1,134,045	$2,692	$5,384	$5,384	$1,120,585
Operating leases	200,265	47,634	75,458	48,601	28,572
Pension plan contributions	202,700	13,700	112,000	77,000
Total contractual obligations	$1,537,010	$64,026	$192,842	$130,985	$1,149,157
Other commercial commitments:
Letters of credit	$67,731	$58,934	$8,797

Pension plan contributions is an estimate of our minimum funding requirements through fiscal 2010 to provide pension benefits for employees based on service provided through fiscal 2005 pursuant to the Employee Retirement Income Security Act, although we may make additional discretionary contributions. These estimates may change significantly depending on the actual rate of return on plan assets, discount rates, discretionary pension contributions, and regulations.

Defined Benefit Plans

Statement of Financial Accounting Standards (SFAS) No. 87, Employers’ Accounting for Pensions, requires that the balance sheet reflect a prepaid pension asset or minimum pension liability based on the current market value of pension plan assets and the accumulated benefit obligation of the plans.  We have recognized the minimum liability for underfunded pension plans equal to the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recognized as an intangible asset to the extent of any unrecognized prior service cost, with the remaining balance recorded as a reduction to equity. The minimum pension liability in excess of the unrecognized prior service cost was $409 million as of March 31, 2005, and $400 million as of March 31, 2004.  During fiscal 2005 and fiscal 2004, we recorded additional net after-tax adjustments to equity of $5.4 million and $21 million, respectively, due to assumption changes during the years. We anticipate that we will record an additional net after- tax adjustment to equity of approximately $100 million due to assumption changes in fiscal 2006. We expect that the minimum pension liability in excess of the unrecognized prior service cost as of March 31, 2006, will be approximately $570 million. These adjustments are non-cash reductions of equity and do not affect earnings. The minimum pension liability could change materially in future years.

Contingencies

Litigation.   From time to time, we are subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of our business. We do not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our operating results, financial condition, or cash flows.

Environmental Remediation.   Our operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations. At certain sites that we own or operate or formerly owned or operated, there is known or potential contamination that ATK is required to investigate or remediate. We could incur substantial costs, including remediation costs, fines, and penalties, or third-party property damage or personal injury claims, as a result of violations or liabilities of environmental laws or non-compliance with environmental permits.

The liability for environmental remediation represents management’s best estimate of the present value of the probable and reasonably estimable costs related to known remediation obligations. The receivable represents the present value of the amount that we expect to recover, as discussed below. Both the liability and receivable have been discounted to reflect the present value of the expected future cash flows, using a discount rate, net of estimated inflation, of 2.75% as of January 1, 2006 and 3.00% as of March 31, 2005. The decrease in the rate during the nine months ended January 1, 2006 resulted in additional expense of approximately $400,000. The following is a summary of the amounts recorded for environmental remediation:

	January 1, 2006		March 31, 2005
	Liability	Receivable	Liability	Receivable
	(in thousands)
Undiscounted (liability) receivable	$(67,392)	$39,479	$(70,791)	$40,213
Unamortized discount	9,148	(5,035)	11,918	(5,907)
Discounted (liability) receivable	$(58,244)	$34,444	$(58,873)	$34,306

As of January 1, 2006, the estimated discounted range of reasonably possible costs of environmental remediation was $58.2 million to $96.9 million.

We expect that a portion of our environmental compliance and remediation costs will be recoverable under U.S. Government contracts. Some of the remediation costs that are not recoverable from the U.S. Government that are associated with facilities purchased in a business acquisition may be covered by various indemnification agreements, as described below.

•       As part of our acquisition of the Hercules Aerospace Company in fiscal 1995, we assumed responsibility for environmental compliance at the facilities acquired from Hercules (the Hercules Facilities). We believe that a portion of the compliance and remediation costs associated with the Hercules Facilities will be recoverable under U.S. Government contracts, and that those environmental remediation costs not recoverable under these contracts will be covered by Hercules

Incorporated (Hercules) under environmental agreements entered into in connection with the Hercules acquisition. Under these agreements, Hercules has agreed to indemnify ATK for environmental conditions relating to releases or hazardous waste activities occurring prior to our purchase of the Hercules Facilities; fines relating to pre-acquisition environmental compliance; and environmental claims arising out of breaches of Hercules’ representations and warranties. Hercules is not required to indemnify ATK for any individual claims below $50,000. Hercules is obligated to indemnify ATK for the lowest cost response of remediation required at the facility that is acceptable to the applicable regulatory agencies. We are not responsible for conducting any remedial activities with respect to the Kenvil, NJ facility or the Clearwater, FL facility. In accordance with our agreement with Hercules, we notified Hercules of all known contamination on federal lands on or before March 31, 2005.

•       We generally assumed responsibility for environmental compliance at the Thiokol Facilities acquired from Alcoa Inc. in fiscal 2002. While we expect that a portion of the compliance and remediation costs associated with the acquired Thiokol Facilities will be recoverable under U.S. Government contracts, we have recorded an accrual to cover those environmental remediation costs at these facilities that will not be recovered through U.S. Government contracts. In accordance with our agreement with Alcoa, we notified Alcoa of all known environmental remediation issues as of January 30, 2004. Of these known issues, we are responsible for any costs not recovered through U.S. Government contracts at Thiokol Facilities up to $29 million, ATK and Alcoa have agreed to split evenly any amounts between $29 million and $49 million, and we are responsible for any payments in excess of $49 million.

•       With respect to the civil ammunition business’ facilities purchased from Blount in fiscal 2002, Blount has agreed to indemnify ATK for certain compliance and remediation liabilities, to the extent those liabilities are related to pre-closing environmental conditions at or related to these facilities. Some other remediation costs are expected to be paid directly by a third party pursuant to an existing indemnification agreement with Blount. Blount’s indemnification obligations relating to environmental matters, which extend through December 7, 2006, are capped at $30 million, less any other indemnification payments made for breaches of representations and warranties. The third party’s obligations, which extend through November 4, 2007, are capped at approximately $125 million, less payments previously made.

We cannot ensure that the U.S. Government, Hercules, Alcoa, Blount, or other third parties will reimburse us for any particular environmental costs or reimburse us in a timely manner or that any claims for indemnification will not be disputed. U.S. Government reimbursements for cleanups are financed out of a particular agency’s operating budget and the ability of a particular governmental agency to make timely reimbursements for cleanup costs will be subject to national budgetary constraints. Our failure to obtain full or timely reimbursement from the U.S. Government, Hercules, Alcoa, Blount, or other third parties could have a material adverse effect on our operating results, financial condition, or cash flows. While we have environmental management programs in place to mitigate these risks, and environmental laws and regulations have not had a material adverse effect on our operating results, financial condition, or cash flows in the past, it is difficult to predict whether they will have a material impact in the future.

At March 31, 2005, the aggregate undiscounted amounts payable for environmental remediation costs, net of expected recoveries, are estimated to be (in thousands):

Fiscal 2006	$1,598
Fiscal 2007	2,694
Fiscal 2008	642
Fiscal 2009	3,484
Fiscal 2010	3,504
Thereafter	18,656
Total	$30,578

Other Contingencies.   We are also subject to a number of other potential risks and contingencies. See “Forward-Looking Statements” and “Risk Factors.”

New Accounting Pronouncements

See Note 2 to the unaudited consolidated financial statements in Item 1 of our Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2006.

Inflation

In the opinion of management, inflation has not had a significant impact upon the results of our operations. The selling prices under contracts, the majority of which are long-term, generally include estimated costs to be incurred in future periods. These cost projections can generally be negotiated into new buys under fixed-price government contracts, while actual cost increases are recoverable on cost-type contracts.

MANAGEMENT

The following table sets forth certain information with respect to our executive officers as of February 6, 2006:

Name	Age	Title
Daniel J. Murphy	57	Chairman of the Board, President, and Chief Executive Officer
Dianne Deering Anton	49	Vice President, Contracts and Strategic Agreements
Mark W. DeYoung	47	Senior Vice President, Ammunition
Ronald D. Dittemore	53	Senior Vice President, ATK Thiokol
Michael B. Dolby	47	President, ATK Mission Research
John E. Gordon	64	Senior Vice President, Washington Operations
Blake E. Larson	46	Senior Vice President, Advanced Propulsion and Space Systems
Robert J. McReavy	46	Vice President and Treasurer
Mark L. Mele	49	Senior Vice President, Corporate Strategy
Paula J. Patineau	52	Senior Vice President, Human Resources and Administrative Services
John S. Picek	51	Vice President and Controller
Eric S. Rangen	49	Executive Vice President and Chief Financial Officer
Keith D. Ross	49	Senior Vice President, General Counsel, and Corporate Secretary
Brian V. See	48	Vice President, Mission Assurance
John L. Shroyer	42	Vice President, Operations
Thomas R. Wilson	59	Senior Vice President, Precision Systems

Each of the above individuals serves at the pleasure of the Board of Directors and is subject to reelection annually on the date of the Annual Meeting of Stockholders. No family relationship exists among any of the executive officers or among any of them and any of our directors. There are no outstanding loans from ATK to any of these individuals. Information regarding the employment history (in each case with ATK unless otherwise indicated) of each of the executive officers is set forth below.

Daniel J. Murphy has served as CEO since October 2003, and as Chairman of the Board since April 2005. From 2002 to 2003, he was Group Vice President, Precision Systems. From 2001 to 2002, he served as President of ATK Tactical Systems Company. Prior to joining ATK in 2000, he served for 30 years in the U.S. Navy, attaining the rank of Vice Admiral.

Dianne Deering Anton has held her present position since 2003. From 2002 to 2003, she was Vice President, Contracts and Strategic Agreements, for the Precision Systems Group. From 1999 to 2002, she was Executive Vice President, Operations, and Vice President, Finance, and Controller for ATK Ordnance Systems.

Mark W. DeYoung has served in his present position since 2002, holding the title of Senior Vice President, Ammunition, since 2004 and Group Vice President, Ammunition, from 2002 to 2004. He was President, ATK Ammunition and Related Products, from 2001 to 2002. Before that, he was President, ATK Lake City Ammunition.

Ronald D. Dittemore has held his present position since 2004. Mr. Dittemore joined ATK in 2003 as assistant to the Chief Operating Officer, following a 26-year career with NASA. He served in several NASA senior executive positions, including Director of the Space Shuttle Program.

Michael B. Dolby has held his present position since 2005. He was Vice President, Business Development, from 2004 to 2005, and Vice President, Mergers and Acquisitions, from 2001 to 2004. Prior to that he was Vice President, Corporate Strategic Development.

John E. Gordon has held his present position since 2001. Prior to that, he was Corporate Vice President and director of Washington, D.C. Operations for Litton Industries. Mr. Gordon also worked for Northrop Grumman Corporation in the company’s Washington office.

Blake E. Larson has held his present position since 2005. From 2004 to 2005, he was Vice President and General Manager, ATK Space Systems. From 2003 to 2004, he was Executive Vice President, ATK Ordnance and Ground Systems. He served as President, ATK Precision Fuze Company, from 2000 to 2003.

Robert J. McReavy has held his present position since October 2001. From June 2001 until October 2001, he served as Vice President, Tax. Prior to joining ATK, he was a partner in the international public accounting firm Deloitte & Touche LLP, and also held partner and associate positions with two law firms.

Mark L. Mele has served in his present position since 2005. He was Senior Vice President, Corporate Strategy and Investor Relations, from 2004 to 2005, and Vice President, Corporate Strategy and Investor Relations, from 2001 to 2004. Prior to that he was Vice President, Investor Relations and Strategic Planning.

Paula J. Patineau has held her present position since 2004. From April 2004 until November 2004, she was Senior Vice President and Chief People Officer. From 2002 to 2004, she was Vice President and Chief People Officer. She was Vice President, Human Resources, and Senior Financial Officer from 2000 to 2002.

John S. Picek has held his present position since 2000. From 1997 until 2000, he served as Director of Corporate Finance.

Eric S. Rangen has served in his current position since 2001, holding the title of Executive Vice President and Chief Financial Officer since April 2004 and Vice President and Chief Financial Officer from 2001 to 2004. Prior to that, he was a partner with the international public accounting firm Deloitte & Touche LLP.

Keith D. Ross has held his present position since 2004. From 2001 to 2004, he served as Vice President and Assistant General Counsel. Prior to joining ATK, Mr. Ross held corporate legal positions in the manufacturing and financial services industries and was an attorney with a law firm.

Brian V. See has held his present position since May 2005. Prior to that he had served as Vice President, Technology, since April 2004, and as President, ATK Mission Research, since June 2004. From 2002 to 2004, he was Vice President, Technology and Quality, for the ATK Precision Systems Group. He was Director of Technology for ATK’s defense businesses from 1998 to 2002.

John L. Shroyer has held his present position since November 2005. He served as Vice President and General Manager, ATK Ordnance Systems from 2004 to November 2005. From 2002 to 2004, he was President of ATK Tactical Systems. He was Vice President, ATK Tactical Systems from 2001 to 2002, and Vice President and Treasurer, ATK Tactical Systems, from 2000 to 2001.

Thomas R. Wilson has held his present position since 2003. Mr. Wilson joined ATK in 2002 as President of ATK Missile Systems. Prior to joining ATK, he served as an intelligence officer in the U.S. Navy for 34 years, attaining the rank of Vice Admiral.

DESCRIPTION OF NOTES

The Company will issue the notes pursuant to an indenture, dated as of March   , 2006 between the Company and The Bank of New York Trust Company, N.A., as trustee, and a supplemental indenture to be dated as of March   , 2006, among the Company, the Subsidiary Guarantors and the trustee (collectively, the “Indenture”).  The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.  You should refer to the Indenture and the Trust Indenture Act for a complete statement of the terms applicable to the notes.  Copies of the Indenture are available upon request from the Company.

The following is a summary of material provisions of the Indenture.  The following summary of the terms of the notes and the Indenture is not complete and is subject to, and is qualified by reference to, the notes and the Indenture, including the definitions therein of certain capitalized terms used but not defined in this prospectus supplement.  We urge you to read the entire Indenture, because it, and not this description, defines your rights as holders of the notes.  For the definitions of certain capitalized terms, see “Certain Definitions” below.

For purposes of this section, the term “Company” refers only to Alliant Techsystems Inc. and not to any of its subsidiaries.  Certain of the Company's subsidiaries will guarantee the notes and will be subject to many of the provisions contained in this section.  Each subsidiary company which guarantees the notes is referred to in this section as a “Subsidiary Guarantor.”  Each such guarantee is termed a “Subsidiary Guarantee.”

The following description of the Notes (referred to in the accompanying prospectus as debt securities) supplements the more general description of the debt securities and guarantees that appears in the accompanying prospectus.  You should read this section together with the section entitled “Description of the Debt Securities” in the accompanying prospectus.  If there are any inconsistencies between the information in this section and the information in the accompanying prospectus, the information in this section controls.

Overview of the Notes and the Subsidiary Guarantees

The notes will be:

•                    general unsecured obligations of the Company;

•                    ranked equally in right of payment with all future Senior Subordinated Indebtedness of the Company, including the Company's obligations under its 3.00% Convertible Senior Subordinated Notes due 2024, its 2.75% Convertible Senior Subordinated Notes due 2024 and any remaining 8 1/2% Senior Subordinated Notes due 2011;

•                    subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including the obligations of the Company under the Credit Agreement;

•                    senior in right of payment to all future Subordinated Obligations of the Company;

•                    effectively subordinated to all Secured Indebtedness of the Company and its Subsidiaries to the extent of the value of the assets securing such Indebtedness; and

•                    effectively subordinated to all liabilities, including Trade Payables, and Preferred Stock of each Subsidiary of the Company that is not a Subsidiary Guarantor.

The Subsidiary Guarantors

The notes will be guaranteed by each Restricted Subsidiary of the Company that from time to time guarantees Indebtedness of the Company or any Domestic Subsidiary of the Company (which currently consists of all of the Company's Domestic Subsidiaries other than ATK Insurance Company and COI Ceramics, Inc.).

The Subsidiary Guarantee of each Subsidiary Guarantor:

•                    will be a general unsecured obligation of such Subsidiary Guarantor;

•                    will rank equally in right of payment with all future Senior Subordinated Indebtedness of such Subsidiary Guarantor, including each Subsidiary Guarantor's guarantee of the Company's obligations under the 3.00% Convertible Senior Subordinated Notes due 2024, the 2.75% Convertible Senior Subordinated Notes due 2024 and any remaining 8 1/2% Senior Subordinated Notes due 2011;

•                    will be subordinated in right of payment to all existing and future Senior Indebtedness of such Subsidiary Guarantor, including each Subsidiary Guarantor's guarantee of the Company's obligations under the Credit Agreement;

•                    will be senior in right of payment to all future Subordinated Obligations of such Subsidiary Guarantor; and

•       will be effectively subordinated to all Secured Indebtedness of such Subsidiary Guarantor and its Subsidiaries to the extent of the value of the assets securing such Indebtedness.

The notes will not be guaranteed by ATK Insurance Company or COI Ceramics Inc.  As of and for fiscal 2005, on a pro forma basis, neither ATK Insurance Company nor COI Ceramics had material net assets when consolidated or generated any material revenue or income when consolidated.

Principal, Maturity and Interest

The Indenture provides for the issuance by the Company of notes with an unlimited principal amount, of which $400 million will be issued in this offering.  The Company may issue additional notes (the “Additional Notes”) from time to time after this offering.  Any offering of Additional Notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness.”  The notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.  The Company will issue notes in denominations of $1,000 and integral multiples of $1,000.  The Notes will mature on            , 2016.

Each note we issue will bear interest at a rate of      % per annum from the Closing Date, or from the most recent date on which interest has been paid or provided for.  We will pay interest semiannually to Holders of record at the close of business on the       or       immediately preceding the interest payment date on       and       of each year.  The first interest payment date will be          , 2006.  We will pay interest on overdue principal at 1% per annum in excess of the interest rate, and we will pay interest on overdue installments of interest at this higher rate to the extent lawful.

Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Paying Agent and Registrar

We will pay the principal of, premium, if any, interest on the notes at any office of ours or any agency designated by us.  We have initially designated the corporate trust office of the trustee to act as the agent of the Company in these matters.  The location of the corporate trust office is 2 North LaSalle Street, Suite 1020, Chicago, Ill. 60602.  We, however, reserve the right to pay interest to Holders by check mailed directly to Holders at their registered addresses.

Transfer and Exchange

A Holder of outstanding notes will be able to transfer or exchange notes.  Upon any transfer or exchange, the registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes required by law or permitted by the Indenture.  The Company will not be required to transfer or exchange any outstanding note selected for redemption or purchase or to transfer or exchange any outstanding note for a period of 15 days prior to the mailing of a notice of redemption or purchase of notes to be redeemed or purchased or within 15 days of an interest payment date.  The notes will be issued in registered form and the Holder will be treated as the owner of such note for all purposes.

Form, Denomination and Registration

The Notes will be transferable and exchangeable at the office of the Registrar or any co-registrar and will be issued in fully registered form, without coupons, in denominations of $1,000 and any whole multiple of $1,000.  We may require payment of an amount sufficient to cover any tax or other governmental charge payable in connection with certain transfers and exchanges. The Notes sold will be evidenced by one or more global notes (the “Global Notes”). The Global Notes will be deposited with, or on behalf of, the Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee. Except as set forth in the accompanying prospectus, the Global Notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC.  Investors may hold their beneficial interests in the Global Notes directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. See “Description of the Debt Securities—Global Debt Securities” in the accompanying prospectus.

Optional Redemption

Except as set forth in the following paragraphs, we may not redeem the notes prior to         , 2011.  After this date, we may redeem the notes, in whole or in part, on not less than 30 nor more than 60 days' prior notice, at the following redemption prices, expressed as percentages of principal amount, plus accrued and unpaid interest thereon to the redemption date, subject to the right of Holders of record on the relevant record date to receive interest, due on the relevant interest payment date, if redeemed during the 12-month period commencing on       of the years set forth below:

Year	Redemption Price
2011	%
2012	%
2013	%
2014 and thereafter	%

Prior to         , 2009, we may, on one or more occasions, also redeem up to a maximum of 35% of the original aggregate principal amount of the notes, calculated after giving effect to any issuance of Additional Notes, with the Net Cash Proceeds of one or more Qualified Equity Offerings at a redemption price equal to      % of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date; provided, however, that after giving effect to any such redemption:

(1)         at least 65% of the original aggregate principal amount of the notes, calculated after giving effect to any issuance of Additional Notes, remains outstanding; and

(2)         any such redemption by the Company must be made within 90 days of such Qualified Equity Offering and must be made in accordance with the procedures set forth in the Indenture.

At any time prior to          , 2011, the Company may redeem all or part of the notes upon not less than 30 nor more than 60 days' prior notice at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest to the date of redemption.

Selection

If we redeem less than all of the notes, the trustee will select the notes to be redeemed on a pro rata basis, by lot or by such other method as the trustee in its sole discretion shall deem to be fair and appropriate, although no note of $1,000 in original principal amount or less may be redeemed in part.  If we redeem any note in part only, the notice of redemption relating to that note will state the portion of the principal amount thereof to be redeemed.  A new note in principal amount equal to the unredeemed portion of the note will be issued in the name of the Holder upon cancellation of the original note.  On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption so long as we have deposited with the paying agent funds sufficient to pay the principal of, plus accrued and unpaid interest on, the notes to be redeemed.

Ranking

The notes will be unsecured Senior Subordinated Indebtedness of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company, equal in right of payment with all future Senior Subordinated Indebtedness of the Company and senior in right of payment to all future Subordinated Obligations of the Company.  The notes also will be effectively subordinated to all Secured Indebtedness of the Company and its Subsidiaries to the extent of the value of the assets securing such Indebtedness.  However, payment from the money or the proceeds of U.S. Government Obligations held in any trust described below under the caption “—Defeasance” or “—Satisfaction and Discharge” will not be subordinated to any Senior Indebtedness or subject to the restrictions described herein.

The Subsidiary Guarantees of the notes will be unsecured Senior Subordinated Indebtedness of the applicable Subsidiary Guarantor, subordinated in right of payment to all existing and future Senior Indebtedness of the Subsidiary Guarantor, equal in right of payment with all future Senior Subordinated Indebtedness of the Subsidiary Guarantor and senior in right of payment to all future Subordinated Obligations of the Subsidiary Guarantor.  The Subsidiary Guarantees also will be effectively subordinated to all Secured Indebtedness of the applicable Subsidiary Guarantor and its Subsidiaries to the extent of the value of the assets securing such Secured Indebtedness.

The Company currently conducts all of its operations through its Subsidiaries.  To the extent a Subsidiary is not a Subsidiary Guarantor, creditors of the Subsidiary, including trade creditors, and preferred stockholders, if any, of the Subsidiary generally will have priority with respect to the assets and earnings of the Subsidiary over the claims of creditors of the Company, including Holders.  The notes, therefore, will be effectively subordinated to the claims of creditors, including trade creditors, and preferred stockholders, if any, of Subsidiaries of the Company that are not Subsidiary Guarantors.

As of January 1, 2006, on an as adjusted basis giving effect to the issuance of the notes offered hereby and the use of the proceeds thereof to repurchase all of the Company's 8 1/2% Senior Subordinated Notes due 2011 in the tender offer, there would have been outstanding:

(1)         $249.8 million of Senior Indebtedness of the Company, not including $73.8 million of outstanding but undrawn letters of credit and, taking into account these letters of credit, an additional $226.2 million of availability under our revolving credit facility;

(2)         $480.0 million of Senior Subordinated Indebtedness of the Company, other than the notes, consisting of $280.0 million principal amount of the Company's 2.75% Convertible Senior Subordinated Notes due 2024 and $200.0 million principal amount of the Company's 3.00% Convertible Senior Subordinated Notes due 2024, and no indebtedness of the Company that is subordinate or junior in right of repayment to the notes;

(3)         no Senior Indebtedness of the Subsidiary Guarantors, exclusive of guarantees of Indebtedness under the Credit Agreement; and

(4)         no Senior Subordinated Indebtedness of the Subsidiary Guarantors, other than the Subsidiary Guarantees and guarantees of the Company's obligations under the 2.75% Convertible Senior Subordinated Notes due 2024 and the 3.00% Convertible Senior Subordinated Notes due 2024, and no Indebtedness of the Subsidiary Guarantors that is subordinate or junior in right of payment to the Subsidiary Guarantees.

To the extent any of the Company's 8 1/2% Senior Subordinated Notes due 2011 remain outstanding following the tender offer, the 8 1/2% Senior Subordinated Notes would be Senior Subordinated Indebtedness of the Company and the guarantees thereof would be Senior Subordinated Indebtedness of the Subsidiary Guarantors.

Although the Indenture limits the Incurrence of Indebtedness by the Company and the Restricted Subsidiaries (including the issuance of Preferred Stock by the Restricted Subsidiaries), this limitation is subject to a number of significant qualifications.  The Company and its Subsidiaries may be able to Incur substantial amounts of Indebtedness in certain circumstances.  Such Indebtedness may be Senior Indebtedness.  See “—Certain Covenants—Limitation on Indebtedness” below.

Subordination

The Company may not pay principal of, premium, if any, or interest on the notes (except from the trusts described below under “—Defeasance” or “—Satisfaction and Discharge”), or make any deposit pursuant to the provisions described under “Defeasance” below, and may not otherwise purchase, repurchase, redeem or otherwise acquire or retire for value any notes (collectively, “pay the notes”) if:

(1)         any Designated Senior Indebtedness of the Company is not paid when due, or

(2)         any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms unless, in either case,

(x)          the default has been cured or waived and any such acceleration has been rescinded, or

(y)          such Designated Senior Indebtedness has been paid in full; provided, however, that the Company may pay the notes without regard to the foregoing if the Company and the trustee receive written notice approving such payment from the Representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) above has occurred and is continuing.

During the continuance of any default, other than a default described in clause (1) or (2) of the immediately preceding paragraph, with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated immediately without further notice, except such notice as may be required to effect such acceleration, or the expiration of any applicable grace periods, the Company may not pay the notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the trustee, with a copy to the Company, of written notice (a “Blockage Notice”) of such default from the Representative of such Designated Senior Indebtedness specifying an election to effect a

Payment Blockage Period and ending 179 days thereafter or earlier if such Payment Blockage Period is terminated:

(1)         by written notice to the trustee and the Company from the Person or Persons who gave the Blockage Notice,

(2)         by repayment in full of such Designated Senior Indebtedness, or

(3)         because the default giving rise to the Blockage Notice is no longer continuing.

Notwithstanding the provisions described in the immediately preceding paragraph, but subject to the provisions contained in the second preceding and in the immediately succeeding paragraph, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Company may resume payments on the notes after the end of such Payment Blockage Period, including any missed payments.

Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period.  However, if any Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness other than the Bank Indebtedness, the Representative of the Bank Indebtedness may give another Blockage Notice within such period.  In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period.  For purposes of this paragraph, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

If the Company fails to make any payment on the notes when due and within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure will constitute an Event of Default under the Indenture and will enable the holders of notes to accelerate the maturity thereof in accordance with the Indenture.  See “—Events of Default.”

Upon any payment or distribution of the assets of the Company to creditors upon a total or partial liquidation or a total or partial dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property:

(1)         the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the Holders are entitled to receive any payment of principal of or interest on the notes; and

(2)         until the Senior Indebtedness is paid in full, any payment or distribution to which Holders would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders may receive any debt securities that are subordinated to such Senior Indebtedness to at least the same extent as the notes.

If a distribution is made to Holders that, due to the subordination provisions of the Indenture, should not have been made to them, the Holders will be required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

If payment of the notes is accelerated because of an Event of Default, the Company or the trustee, provided that the trustee shall have received written notice from the Company, on which notice the trustee is entitled to conclusively rely, will promptly notify the holders of the Designated Senior Indebtedness of the Company, or their Representative, of the acceleration. If any Designated Senior Indebtedness of the Company is outstanding, the Company may not pay the notes until five Business Days after such holders or the Representative of such Designated Senior Indebtedness receives notice of such acceleration and, thereafter, may pay the notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

By reason of the subordination provisions of the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness of the Company may recover more, ratably, than the Holders, and creditors of the Company who are not holders of Senior Indebtedness of the Company or of Senior Subordinated Indebtedness of the Company, including the notes, may recover less, ratably, than holders of Senior Indebtedness of the Company and may recover more, ratably, than the holders of Senior Subordinated Indebtedness of the Company.

The Indenture contains substantially identical subordination provisions relating to each Subsidiary Guarantor’s obligations under its Subsidiary Guarantee.

Subsidiary Guarantees

All of the Company’s Restricted Subsidiaries that from time to time guarantee Indebtedness of the Company or a Domestic Subsidiary of the Company (which currently consists of all of the Company’s Domestic Subsidiaries other than ATK Insurance Company and COI Ceramics Inc.), as primary obligors and not merely as sureties, will jointly and severally irrevocably and unconditionally Guarantee on an unsecured senior subordinated basis the performance and full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture, including obligations to the trustee, and the notes, whether for payment of principal of or interest on the notes, expenses, indemnification or otherwise (all such obligations Guaranteed by such Subsidiary Guarantors being herein called the “Guaranteed Obligations”). Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be Guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guarantee, as it relates to that Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. The Company will cause each future Restricted Subsidiary which guarantees Indebtedness of the Company or any Domestic Subsidiary to execute and deliver to the trustee a supplemental indenture pursuant to which the Subsidiary will Guarantee payment of the notes. See “—Certain Covenants—Future Subsidiary Guarantors” below.

The obligations of a Subsidiary Guarantor under its Subsidiary Guarantee are senior subordinated obligations. As such, the rights of Holders to receive payment by a Subsidiary Guarantor pursuant to its Subsidiary Guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Subsidiary Guarantor. The terms of the subordination provisions described above with respect to the Company’s obligations under the notes apply equally to a Subsidiary Guarantor and the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee.

Each Subsidiary Guarantee is a continuing guarantee and shall, except as set forth in the four immediately succeeding paragraphs (a) remain in full force and effect until payment in full of all the Guaranteed Obligations, (b) be binding upon each Subsidiary Guarantor and its successors and (c) inure to the benefit of, and be enforceable by, the trustee, the Holders and their successors, transferees and assigns.

In the event the Capital Stock of a Subsidiary Guarantor is sold by the Company and/or a Restricted Subsidiary and the sale complies with the provisions set forth in the covenants “—Limitation on Sales of Assets and Subsidiary Stock”, if as a result of such sale, such Subsidiary Guarantor ceases to be a Restricted Subsidiary, such Subsidiary Guarantor shall be released from its Subsidiary Guarantee at the time of such sale (it being understood that only such portion of the Net Cash Proceeds as is or is required to be applied on or before the date of such release in accordance with the terms of the Indenture needs to be so applied before such release).

Upon the designation of any Subsidiary Guarantor to be an Unrestricted Subsidiary in compliance with the definition of “Unrestricted Subsidiary,” such Subsidiary Guarantor will be released from its Subsidiary Guarantee.

Upon legal defeasance or satisfaction and discharge of the notes in compliance with the provisions of the Indenture described under “—Defeasance” or “—Satisfaction and Discharge,” the Subsidiary Guarantors shall be released from their Subsidiary Guarantees.

If any Subsidiary Guarantor shall have been released from its guarantee of all Indebtedness of the Company and all Domestic Subsidiaries, such Subsidiary Guarantor shall be released from its Subsidiary Guarantee.

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), each Holder will have the right to require the Company to purchase all or any part of such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date; provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the notes pursuant to this section in the event that it has exercised its right to redeem all the notes under the terms of the section titled “Optional Redemption”:

(1)         any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (for the purposes of this clause (1), a person shall be deemed to beneficially own any Voting Stock of an entity held by any other entity (the “parent entity”), if such person is the beneficial owner (as defined in this clause (1)), directly or indirectly, of more than 50% of the voting power of the Voting Stock of the parent entity);

(2)         during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election by such board of directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of the Company then in office;

(3)         the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4)         the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company or the sale of all or substantially all the assets of the Company to another Person and, in the case of any such merger, consolidation or sale, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving Person or transferee that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person or transferee.

In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 45 days following any Change of Control, the Company shall:

(1)         repay in full all Bank Indebtedness or, if doing so will allow the purchase of notes, offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender who has accepted such offer, or

(2)         obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the notes as provided for in the immediately following paragraph.

Within 45 days following any Change of Control, the Company shall mail a notice to each Holder with a copy to the trustee (the “Change of Control Offer”) stating:

(1)         that a Change of Control has occurred and that such Holder has the right to require the Company to purchase all or a portion of such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)         the circumstances and relevant facts and financial information regarding such Change of Control;

(3)         the purchase date, which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed; and

(4)         the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its notes purchased.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

The Change of Control purchase feature is a result of negotiations between the Company and the underwriter. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Indebtedness.”  Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in that covenant and the covenant described under “—Merger and Consolidation”, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The occurrence of certain of the events which would constitute a Change of Control would constitute a default under the Credit Agreement. In addition, future Senior Indebtedness of the Company could contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased or repaid upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to purchase the notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of the repurchase on the Company. Finally, the Company’s ability to pay cash to the Holders upon a purchase may be limited by the Company’s then existing financial resources. The Company cannot assure you that sufficient funds will be available when necessary to make any required purchases. Even if sufficient funds were otherwise available, the terms of the Credit Agreement will prohibit, subject to limited exceptions, the Company’s prepayment of notes prior to their scheduled maturity. Consequently, if the Company is not able to prepay indebtedness outstanding under the Credit Agreement and any other Senior Indebtedness containing similar restrictions or obtain requisite consents, the Company will be unable to fulfill its repurchase obligations if holders of notes exercise their purchase rights following a Change of Control, resulting in a default under the Indenture. Furthermore, the Change of Control provisions may in some circumstances make more difficult or discourage a takeover of the Company and the removal of incumbent management.

Covenant Suspension When Notes Rated Investment Grade

If on any date following the date of the Indentures:

(1)         the notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of the Company, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency); and

(2)         no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants under the Indenture described under the following captions will be suspended:

(1)          “—Limitation on Indebtedness”;

(2)          “—Limitation on Restricted Payments”;

(3)          “—Limitation on Restriction on Distributions from Restricted Subsidiaries”;

(4)          “—Limitation on Sales of Assets and Subsidiary Stock”;

(5)          “—Limitation on Transactions with Affiliates”; and

(6)          clause (3) of the covenant described above under the caption “—Merger and Consolidation.”

During any period that the foregoing covenants have been suspended, the Company’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the definition of “Unrestricted Subsidiary.”

Notwithstanding the foregoing, if the rating assigned by either such rating agency should subsequently decline to below Baa3 or BBB-, respectively, the foregoing covenants will be reinstituted as of and from the date of such rating decline. Calculations under the reinstated “Limitation on Restricted Payments” covenant will be made as if the “Limitation on Restricted Payments” covenant had been in effect since the date of the Indenture, except that no Default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. Also, any encumbrance or restriction of the type referred to in the covenant described under “—Limitation on Restrictions on Distributions from Restricted Subsidiaries” incurred during the suspension period shall not result in a Default when such covenant is re-instituted. There can be no assurance that the notes will ever achieve an investment grade rating or that any such rating will be maintained.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness.   (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or any Restricted Subsidiary may Incur Indebtedness if on the date of such Incurrence and after giving effect thereto and to the application of the net proceeds therefrom the Consolidated Coverage Ratio would be greater than 2.0:1.0.

(b)   Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

   (1)  Indebtedness under Credit Facilities in an aggregate principal amount not to exceed $700 million, less the aggregate amount of all Net Available Cash from Asset Dispositions applied by the Company or any Restricted Subsidiary thereof to permanently repay any such Indebtedness pursuant to the covenant described under the caption “—Limitation on Sales of Assets and Subsidiary Stock”;

   (2)  Indebtedness of the Company owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Company or any other Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to all obligations with respect to the notes and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guarantee;

   (3)  Indebtedness (A) represented by the notes (not including any Additional Notes) and the Subsidiary Guarantees or (B) outstanding on the Closing Date (other than the Indebtedness described in clauses (1) and (2) above);

   (4)  the Incurrence by the Company or any Restricted Subsidiary of the Company of Refinancing Indebtedness in exchange for, or the net proceeds of which are used to Refinance Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be Incurred under the paragraph (a) of this covenant or clauses (3), (4), (6) or (12) of this paragraph (b);

   (5)  Indebtedness (A) in respect of workers’ compensation claims, self-insurance obligations, performance bonds, bankers’ acceptances, letters of credit, surety or appeal bonds, completion guarantees or similar arrangements provided by the Company and the Restricted Subsidiaries in the ordinary course of their business, and (B) under Hedging Obligations entered into for bona fide hedging purposes of the Company and its Restricted Subsidiaries in the ordinary course of business and not for speculation;

   (6)  Purchase Money Indebtedness and Capitalized Lease Obligations in an aggregate principal amount at any time outstanding, including any Refinancing Indebtedness Incurred to Refinance any Indebtedness Incurred pursuant to this clause (7), not to exceed of the greater of (A) $100 million and (B) 5% of Consolidated Tangible Assets;

   (7)  Indebtedness of the Company or any of its Restricted Subsidiaries arising from (A) agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees, letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries, in each case incurred or assumed in connection with the disposition of any business or assets, other than Guarantees of Indebtedness by, or other credit support provided by, the Company or any of its Restricted Subsidiaries in contemplation of, in connection with, as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, such transaction; provided that the maximum aggregate liability in respect of all such Indebtedness permitted by this clause (7) shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries from the sale of such business or assets; and (B) agreements providing for indemnification, adjustment of purchase price or earnout or similar obligations, in each case incurred or assumed in connection with the acquisition of any business or assets;

   (8)  Indebtedness consisting of Guarantees by the Company or any Subsidiary Guarantor of Senior Indebtedness of the Company or any Restricted Subsidiary otherwise permitted under this covenant;

   (9)  Indebtedness of the Company or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(10) Indebtedness of the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(11) Indebtedness of the Company (and Guarantees thereof by any Subsidiary Guarantor) to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the notes; and

(12) Indebtedness (other than Indebtedness permitted to be Incurred pursuant to the foregoing paragraph (a) or any other clause of this paragraph (b)) in an aggregate principal amount on the date of Incurrence that, when added to all other Indebtedness Incurred pursuant to this clause (12) and then outstanding, will not exceed $100 million.

(c)   Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies. For purposes of determining the outstanding amount of any particular Indebtedness Incurred pursuant to this covenant:

(1)          Indebtedness Incurred pursuant to the Credit Agreement prior to or on the Closing Date shall be treated as Incurred pursuant to clause (1) of paragraph (b) above,

(2)          Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness, and

(3)          in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, the Company, in its sole discretion, shall classify (and, except as provided in clause (1) of this paragraph (c), may later reclassify) such Indebtedness and only be required to include the amount of such Indebtedness in one of such clauses.

Limitation on Senior Subordinated Debt.   The Company will not Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to the notes. No Subsidiary Guarantor will Incur any Indebtedness if such Indebtedness is by its terms expressly subordinate or junior in ranking in any respect to any Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness is Senior Subordinated Indebtedness of such Subsidiary Guarantor or is expressly subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Subsidiary Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect of such other Indebtedness of the Company or any Subsidiary Guarantor or by virtue of the fact that the holders of any Secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Limitation on Liens.   The Company will not Incur any Secured Indebtedness which is not Senior Indebtedness unless contemporaneously therewith effective provision is made to secure the notes equally and ratably with (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to the notes) such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien. In addition, no Subsidiary Guarantor will Incur any Secured Indebtedness that is not Senior Indebtedness of such Subsidiary Guarantor unless contemporaneously therewith effective provision is made to secure the Subsidiary Guarantee of such Subsidiary Guarantor equally and ratably with (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to such Subsidiary Guarantee) such Secured Indebtedness for as long as such Secured Indebtedness is secured by a Lien.

Limitation on Restricted Payments.   (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

(1)          declare or pay any dividend, make any distribution on or in respect of its Capital Stock or make any similar payment (including any payment in connection with any merger or consolidation involving the Company or any Subsidiary of the Company) to the direct or indirect holders of its Capital Stock, except (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and (y) dividends or distributions payable to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary has shareholders other than the Company or other Restricted Subsidiaries, to its other shareholders on a pro rata basis or on a basis more favorable to the Company and its Restricted Subsidiaries than pro rata),

(2)          purchase, repurchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than the Company or a Restricted Subsidiary,

(3)          purchase, repurchase, redeem, retire, defease or otherwise acquire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than the purchase, repurchase redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), or

(4)          make any Investment (other than a Permitted Investment) in any Person

(any such dividend, distribution, payment, purchase, redemption, repurchase, defeasance, retirement, other acquisition or Investment being herein referred to as a “Restricted Payment”) if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(A)  a Default shall have occurred and be continuing (or would result therefrom);

(B)  the Company could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(C)  the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to April 1, 2001 (other than Restricted Payments excluded pursuant to paragraph (b) below) would exceed the sum, without duplication, of:

(i)    50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from April 1, 2001, to the end of the most recent fiscal quarter for which financial statements are publicly available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii)   the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to April 1, 2001 (other than an issuance or sale to (x) a Restricted Subsidiary of the Company or (y) an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries);

(iii)  the aggregate Fair Market Value of any assets or property received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Closing Date (other than an issuance or sale to (x) a Restricted Subsidiary of the Company or (y) an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries);

(iv)  the amount by which Indebtedness of the Company or its Restricted Subsidiaries issued after April 1, 2001 is reduced on the Company’s consolidated balance sheet upon the conversion or exchange of such Indebtedness for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or the Fair Market Value of other property distributed by the Company or any Restricted Subsidiary upon such conversion or exchange); and

(v)    with respect to Investments (other than Permitted Investments) made by the Company and its Restricted Subsidiaries after April 1, 2001, an amount equal to the net reduction in such Investments in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income), from dividends or other distributions or payments on such Investments, or from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of such Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary after April 1, 2001.

As of January 1, 2006, the sum of the amounts described in subclauses (i) through (v) of clause (C) above was approximately $448 million and the aggregate Restricted Payments made by the Company since April 1, 2001 (other than those excluded pursuant to paragraph (b) below) were $228 million. From January 1, 2006 through February 28, 2006, the Company has repurchased $41 million of its capital stock.

(b)         The provisions of the foregoing paragraph (a) will not prohibit:

(1)          any dividend or distribution in respect of, or any purchase, repurchase, redemption, retirement or other acquisition for value of Capital Stock of the Company or Subordinated Obligations of the Company or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Restricted Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries); provided, however, that:

(A)       such dividend, distribution, purchase, repurchase, redemption, retirement or other acquisition for value will be excluded in the calculation of the amount of Restricted Payments, and

(B)        the Net Cash Proceeds or the Fair Market Value of any assets or property received from such sale applied in the manner set forth in this clause (1) will be excluded from the calculation of amounts under clause (4)(C)(ii) or 4(C)(iii), as applicable, of paragraph (a) above;

(2)          any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations of the Company or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Refinancing Indebtedness; provided, however, that such prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value will be excluded in the calculation of the amount of Restricted Payments;

(3)          any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock”; provided, however, that such prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value will be excluded in the calculation of the amount of Restricted Payments;

(4)          dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with this covenant; provided, however, that such dividends (without duplication) will be included in the calculation of the amount of Restricted Payments;

(5)          any purchase, repurchase, redemption, retirement or other acquisition for value of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such purchases, repurchases, redemptions, retirements and other acquisitions for value will not exceed $10 million in any calendar year; provided further, however, that such purchases, repurchases, redemptions, retirements and other acquisitions for value shall be excluded in the calculation of the amount of Restricted Payments;

(6)          the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants to the extent that such Capital Stock represents all or a portion of the exercise price thereof; provided, however, that such repurchases shall be excluded from the calculation of the amount of Restricted Payments;

(7)          the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after the Closing Date in accordance with the “—Limitation on Indebtedness” covenant; provided, however, that such payment shall be excluded from the calculation of the amount of Restricted Payments; or

(8)          other Restricted Payments in an aggregate amount not to exceed $150 million; provided, however, that such Restricted Payments shall be excluded from the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries.   The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)         pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company;

(2)         make any loans or advances to the Company; or

(3)         transfer any of its property or assets to the Company,

except:

(A)  any encumbrance or restriction pursuant to applicable law, rule, regulation or order or an agreement in effect at or entered into on the Closing Date;

(B)   any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company or any Restricted Subsidiary (other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Company) and outstanding on such date;

(C)   any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions contained in any such Refinancing agreement or amendment, taken as a whole, are not materially less favorable to the Holders than the encumbrances and restrictions contained in such predecessor agreements;

(D)  in the case of clause (3), any encumbrance or restriction

(i)    that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license or similar contract;

(ii)   contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages; or

(iii) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that does not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary thereof in any manner material to the Company or any Restricted Subsidiary thereof;

(E)   any encumbrance or restriction on cash or other deposits or net worth imposed by customers or lessors or required by insurance, surety or bonding companies, in each case under contracts entered into in the ordinary course of business;

(F)   with respect to a Restricted Subsidiary, any encumbrance or restriction imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(G)  provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(H)  any encumbrance or restriction existing under, by reason of or with respect to Indebtedness Incurred by any Subsidiary Guarantor permitted to be Incurred under the
“—Limitation on Indebtedness” covenant, provided that the Board of Directors determines (as evidenced by a resolution of the Board of Directors) in good faith at the time such Indebtedness is Incurred that such encumbrance or restriction would not impair the ability of the Company to make payments of interest and principal on the notes when due; or

(I)    existing under, by reason of or with respect to Indebtedness Incurred by Foreign Subsidiaries permitted to be Incurred under the “—Limitation on Indebtedness” covenant.

Limitation on Sales of Assets and Subsidiary Stock.   (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

(1)          the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the Fair Market Value of the shares and assets subject to such Asset Disposition,

(2)          at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash, assets useful in a Permitted Business or Permitted Securities; provided that the amount of any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Disposition shall be deemed cash for the purposes of this provision (but for no other purpose) so long as such amount, taken together with the Fair Market Value when received of all other Designated Noncash Consideration that is at that time outstanding (i.e., that has not been sold for or otherwise converted into cash), does not exceed $25 million, and

(3)          an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) within 360 days after the later of the date of such Asset Disposition or the receipt of such Net Available Cash:

(A)  first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, purchase, repurchase, redeem, retire, defease or otherwise acquire for value Senior Indebtedness of the Company, Senior Indebtedness of a Subsidiary Guarantor or Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor (in each case other than Indebtedness owed to the Company or an Affiliate of the Company);

(B)  second, to the extent of the balance of Net Available Cash after application, in accordance with clause (A), to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary);

(C)  third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an Offer (as defined in paragraph (b) of this covenant below) to purchase notes pursuant to and subject to the conditions set forth in paragraph (b) of this covenant; provided, however, that if the Company elects (or is required by the terms of any other Senior Subordinated Indebtedness), such Offer may be made ratably (determined based upon the respective principal amounts of the notes and such other Senior Subordinated Indebtedness being purchased or repaid) to purchase the notes and to purchase or otherwise repay such other Senior Subordinated Indebtedness of the Company, and

(D)  fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), for any general corporate purpose not prohibited by the terms of the Indenture;

provided, however, that in connection with any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, purchased, repurchased, redeemed, retired, defeased or otherwise acquired for value.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $25 million.

For the purposes of this covenant, the following are deemed to be cash:

•       the assumption of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock and Preferred Stock of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition and

•       securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

(b)   In the event of an Asset Disposition that requires the purchase of notes pursuant to clause (a)(3)(C) of this covenant, the Company will be required (i) to purchase notes tendered pursuant to an offer by the Company for the notes (the “Offer”) at a purchase price of 100% of their principal amount plus accrued and unpaid interest thereon to the date of purchase (subject to the right of Holders of record on the relevant date to receive interest due on the relevant interest payment date) in accordance with the procedures, including prorating in the event of oversubscription, set forth in the Indenture and (ii) to purchase or otherwise repay other Senior Subordinated Indebtedness of the Company on the terms and to the extent contemplated thereby at the purchase price set forth in the relevant documentation (including accrued and unpaid interest to the date of acquisition, the “purchase price”), provided that to the extent the purchase price of any such Senior Subordinated Indebtedness exceeds 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of acquisition, the Company shall not use any Net Available Cash to pay such purchase price, except as permitted by the next sentence.  If the aggregate purchase price of notes and other Senior Subordinated Indebtedness tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the notes and other Senior Subordinated Indebtedness, the Company will apply the remaining Net Available Cash in accordance with clause (a)(3)(D) of this covenant.  The Company will not be required to make an Offer for notes and other Senior Subordinated Indebtedness pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (a)(3)(A) and (B)) is less than $25 million for any particular Asset Disposition (which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

(c)   The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Limitation on Transactions with Affiliates.   (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless such transaction is on terms:

(1)          that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm’s length dealings with a Person who is not such an Affiliate,

(2)          that, in the event such Affiliate Transaction involves an aggregate amount in excess of $15 million,

(A)  are set forth in writing, and

(B)  have been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction, and

(3)          that, in the event such Affiliate Transaction involves an amount in excess of $25 million, have been determined by a nationally recognized appraisal or investment banking firm to be fair, from a financial point of view, to the Company and its Restricted Subsidiaries.

(b)   The provisions of the foregoing paragraph (a) will not prohibit:

(1)          any Permitted Investment or any Restricted Payment permitted to be paid pursuant to the covenant described under “—Limitation on Restricted Payments,”

(2)          any employment arrangements, employee benefit plans or arrangements (including pension plans, health and life insurance plans, retiree medical plans, deferred compensation plans, indemnification agreements, stock options and restricted stock and stock ownership plans) or related trust agreements or similar arrangements, in each case, approved by the Board of Directors and any grant or issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, any of the foregoing,

(3)          loans or advances to employees in the ordinary course of business of the Company, but in any event not to exceed $5 million in the aggregate outstanding at any one time,

(4)          the payment of reasonable fees to directors of the Company or its Subsidiaries,

(5)          any transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, or

(6)          the provision by Persons who may be deemed Affiliates of the Company of investment advisory services to the Company or its Restricted Subsidiaries with respect to the Company’s or its Restricted Subsidiaries’ employee benefit plans.

SEC Reports.   Whether or not required by the SEC’s rules and regulations, the Company will file with the SEC within the time periods specified in the SEC’s rules and regulations, and provide the trustee and Holders and prospective Holders (upon request) within 15 days after it files them with the SEC, copies of its annual report and the information, documents and other reports that are specified in Sections 13 and 15(d) of the Exchange Act, provided that for purposes of this covenant, such information, documents and other reports shall be deemed to have been furnished to the trustee, Holders and prospective Holders if they are electronically available via the SEC’s EDGAR System. Even if the Company is entitled under the Exchange Act not to furnish such information to the SEC, it will nonetheless continue to furnish information that would be required to be furnished by the Company by Section 13 or 15(d) of the Exchange Act (excluding exhibits) to the trustee and the Holders of notes as if it were subject to such periodic reporting requirements. The Company also will comply with the other provisions of Section 314(a) of the TIA.

Future Subsidiary Guarantors.   The Company will cause each Restricted Subsidiary which guarantees any Indebtedness of the Company or any Domestic Subsidiary of the Company to become a Subsidiary Guarantor, and if applicable, execute and deliver to the trustee a supplemental indenture in the form set forth in the Indenture pursuant to which such Subsidiary will Guarantee payment of the notes. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Subsidiary Guarantor, without rendering the Subsidiary Guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Limitation on Lines of Business.   The Company will not, and will not permit any Restricted Subsidiary to, engage in any business, other than a Permitted Business.

Merger and Consolidation

The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1)         the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, limited partnership or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all the obligations of the Company under the notes and the Indenture; provided that in the case where the Surviving Company is not a corporation, a co-obligor on the notes is a corporation;

(2)         immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)         immediately after giving effect to such transaction, the Successor Company would have a Consolidated Coverage Ratio equal to or greater than the Consolidated Coverage Ratio of the Company immediately prior to such transaction or would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under “—Limitation on Indebtedness”; and

(4)         the Company shall have delivered to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company (except in the case of a lease of all or substantially all its assets) will be released from the obligation to pay the principal of and interest on the notes.

In addition, the Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets to any Person unless:

(1)         immediately after giving effect to such transaction (and, in the case of clause (2)(x) below, treating any Indebtedness which becomes an obligation of the Successor Guarantor or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Guarantor or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(2)         either:

(x)           the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a corporation limited partnership or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such Person (if not such Subsidiary Guarantor) will expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee; or

(y)           such consolidation, merger, conveyance or transfer complies with the provisions set forth under “—Limitation on Sales of Assets and Subsidiary Stock;” and

(3)         the Company shall have delivered to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

In the case of clause (2)(x) above, the Successor Guarantor will succeed to, and be substituted for, and may exercise every right and power of, such Subsidiary Guarantor under the Indenture, and the predecessor Subsidiary Guarantor (except in the case of a lease of all or substantially all its assets) will be released from the obligation to pay the principal of and interest on the notes.

Notwithstanding the foregoing:

(A)  any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company or any Subsidiary Guarantor; and

(B)   the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits.

Defaults

Each of the following is an Event of Default:

(1)         a default in any payment of interest on any note when due and payable whether or not prohibited by the provisions described under “Subordination” above, continued for 30 days,

(2)         a default in the payment of principal of any note when due and payable at its Stated Maturity, upon required redemption or repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under “Subordination” above,

(3)         the failure by the Company or any Subsidiary Guarantor to comply with its obligations under the covenant described under “Merger and Consolidation” above,

(4)         the failure by the Company or any Restricted Subsidiary to comply for 45 days after notice with any of its obligations under the covenants described under “Change of Control” or “Certain Covenants” above (in each case other than a failure to purchase notes),

(5)         the failure by the Company or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in the notes or the Indenture,

(6)         the failure by the Company or any Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $35.0 million or its foreign currency equivalent (the “cross acceleration provision”) and such failure continues for 10 days after receipt of the notice specified in the Indenture,

(7)         specified events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”),

(8)         the rendering of any judgment or decree for the payment of money in excess of $35.0 million or its foreign currency equivalent (in excess of the amount for which liability for payment is covered by enforceable insurance policies issued by solvent third party insurers) against the Company or a Restricted Subsidiary if:

(A)  an enforcement proceeding thereon is commenced by any creditor or

(B)   such judgment or decree remains outstanding for a period of 90 days following such judgment and is not paid, discharged, waived or stayed (the “judgment default provision”) or

(9)         any Subsidiary Guarantee of a Subsidiary Guarantor holding more than 5% of the Company’s Consolidated assets or generating more than 5% of the Company’s Consolidated sales or net income as of and for the twelve months ended on the end of the most recent fiscal quarter for which financial statements are publicly available ceases to be in full force and effect (except as contemplated by the terms thereof) or any such Subsidiary Guarantor or Person acting by or on behalf of any such Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor’s obligations under the indenture or any Subsidiary Guarantee and such Default continues for 10 days after receipt of the notice specified in the indenture.

Clauses (1), (2) and (7) above replace the Events of Default set forth in “Description of the Debt Securities—Events of Default” set forth in the accompanying prospectus.

A default under clause (4), (5) or (6) will not constitute an Event of Default until the trustee notifies the Company or the Holders of at least 25% in principal amount of the outstanding notes notify the Company and the trustee of the default and the Company or the Subsidiary Guarantor, as applicable, does not cure such default within the time specified in clause (4), (5) or (6) hereof after receipt of such notice.

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the outstanding notes by notice to the Company may declare the principal of and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. However, if any Designated Senior Indebtedness of the Company is outstanding, the Company may not pay the notes until five Business Days after such holders or the Representative of such Designated Senior Indebtedness receives notice of such acceleration and, thereafter, may pay the notes only if the subordination provisions of the Indenture otherwise permit payment at that time. If an Event of Default relating to specified events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of and interest on all the notes will become immediately due and payable without any declaration or other act on the part of the trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

Amendments and Waivers

Subject to certain exceptions, the Indenture or the notes may be amended with the written consent of the Holders of a majority in principal amount of the notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for the notes). However, without the consent of each Holder of an outstanding note affected, no amendment may:

(1)         reduce the amount of notes whose Holders must consent to an amendment,

(2)         reduce the rate of or extend the time for payment of interest on any note,

(3)         reduce the principal of or extend the Stated Maturity of any note,

(4)         reduce the premium payable upon the redemption of any note or change the time at which any note may be redeemed as described under “Optional Redemption” above,

(5)         make any note payable in money other than that stated in the note,

(6)         make any change to the subordination provisions of the Indenture that adversely affects the rights of any Holder,

(7)         impair the right of any Holder to receive payment of principal of, and interest on, such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes,

(8)         make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions or

(9)         modify any Subsidiary Guarantee in any manner materially adverse to the Holders.

Without the consent of any Holder, the Company, the Subsidiary Guarantors and the trustee may amend the Indenture to (in addition to those things specified in the accompanying prospectus):

(a)    convey, transfer, assign, mortgage or pledge any property or assets to the trustee as security for the notes;

(b)   evidence the succession of another Person to the Company, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Company or any Subsidiary Guarantor under the Indenture pursuant to the provisions described under the caption “—Merger and Consolidation”;

(c)    add to the covenants of the Company and the Subsidiary Guarantors such further covenants, restrictions, conditions or provisions for the protection of the Holders of notes;

(d)   cure any ambiguity or correct or supplement any provision contained in the Indenture that may be defective or inconsistent with any other provision contained in the Indenture, or make such other provisions in regard to matters or questions arising under the Indenture as the Board of Directors may deem necessary or desirable and that shall not materially and adversely affect the interests of the Holders of notes;

(e)    evidence and provide for the acceptance of appointment under the Indenture by a successor trustee with respect to the notes and add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than the one trustee pursuant to the requirements of the Indenture;

(f)    provide for uncertificated notes in addition to or in place of certificated notes (provided, however, that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(g)    to make any change in the subordination provisions of the Indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness of the Company or a Subsidiary Guarantor (or any Representative thereof) under such subordination provisions;

(h)   add additional Guarantees with respect to the notes and release any Subsidiary Guarantor in accordance with the provision of the Indenture;

(i)    provide for the issuance of Additional Notes;

(j)     conform the text of the Indenture or the notes to any provision of this Description of Notes; or

(k)   comply with any requirement of the SEC in connection with the qualification of the indenture under the TIA.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company or a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or any group or Representative thereof authorized to give a consent) consent to such change.

The consent of the Holders will not be necessary to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

After an amendment becomes effective, the Company is required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

The Company may at any time terminate all its obligations under the notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

In addition, the Company may at any time terminate:

(1)         its obligations under the covenants described under “—Change of Control” and “—Certain Covenants”,

(2)         the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “Defaults” above and the limitations contained in clauses (3) and (4) under the first paragraph of “Merger and Consolidation” above (“covenant defeasance”).

In the event that the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries), (8) (with respect only to Restricted Subsidiaries) or (9) under “Defaults” above or because of the failure of the Company to comply with clause (3) under the first paragraph of “Merger and Consolidation” above.

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the trustee money in an amount sufficient or U.S. Government Obligations, the principal of and interest on which will be sufficient, or a combination thereof sufficient, to pay the principal of, premium, if any, and interest on the notes to redemption or maturity, as the case may be, and must comply with specified other conditions, including delivery to the trustee of an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

Satisfaction and Discharge

The Indenture (including the Subsidiary Guarantees) will be discharged and will cease to be of further effect as to all notes issued thereunder when:

(1)         all outstanding notes (other than notes replaced or paid) have been canceled or delivered to the trustee for cancellation; or

(2)         all outstanding notes have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption or will become due and payable within one year, and the Company irrevocably deposits with the trustee funds in an amount sufficient or U.S. Government Obligations, the principal of and interest on which will be sufficient, or a combination thereof sufficient, in the written opinion of a nationally recognized firm of independent public accountants delivered to the trustee (which opinion shall only be required to be delivered if U.S. Government Obligations have been so deposited), to pay the principal of and interest on the outstanding notes when due at maturity or upon redemption of, including interest thereon to maturity or such redemption date (other than notes replaced or paid); and, in either case

(3)         the Company pays all other sums payable under the Indenture by it.

Concerning the Trustee

The Bank of New York Trust Company, N.A. is to be the trustee under the Indenture and has been appointed by the Company as registrar and paying agent with regard to the notes. The Company and its subsidiaries may maintain accounts and conduct other banking transactions with affiliates of the trustee. The Bank of New York, U.S. Bank National Association is a party to the Credit Agreement.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company or any Subsidiary Guarantor, as such, will have any liability for any obligations of the Company or the Subsidiary Guarantors under the notes, the Indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Governing Law

The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Additional Assets” means:

(1)         any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Permitted Business;

(2)         the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3)         Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Permitted Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the provisions described under “—Certain Covenants—Limitation on Transactions with Affiliates” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, “Affiliate” shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Applicable Premium” means, with respect to a note at any date of redemption, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess of (A) the present value at such date of redemption of (1) the redemption price of such note at          , 2011 (such redemption price being described under “—Optional Redemption”) plus (2) all remaining required interest payments due on such note through             , 2011 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation, or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)         any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary),

(2)         all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or

(3)         any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary,

other than,

(A)  any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary,

(B)   for purposes of the provisions described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, a disposition subject to (and permitted by) the covenant described under “—Certain Covenants—Limitation on Restricted Payments”,

(C)   a disposition of assets with a Fair Market Value of less than $25 million,

(D)  any disposition of surplus, discontinued or worn-out equipment or other immaterial assets no longer used in the on-going business of the Company and its Restricted Subsidiaries,

(E)   (A) any disposition of cash or Temporary Cash Investments or readily marketable securities or (B) any disposition resulting from the liquidation or dissolution of any Restricted Subsidiary to the extent made ratably in accordance with the relative equity interests held by, or capital accounts of, the owners thereof, and

(F)   any transaction that constitutes a Permitted Investment.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value, discounted at the interest rate borne by the notes, compounded annually of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction including any period for which such lease has been extended.

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing:

(1)         the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

(2)         the sum of all such payments.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium, if any, interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings, fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof. It is understood and agreed that Refinancing Indebtedness in respect of the Credit Agreement may be Incurred from time to time after termination of the Credit Agreement.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of the Board of Directors of the Company.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in, however designated, equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of

Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Closing Date” means the date of the supplemental indenture referred to in the first paragraph of this Description of Notes.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Agreement” means with respect to any Person any contract designed to protect the Company or any Restricted Subsidiary against fluctuations in commodity prices.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of:

(1)         the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters for which financial statements are then publicly available to

(2)         Consolidated Interest Expense for such four fiscal quarters;

provided, however, that:

(A)  if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination, other than Indebtedness Incurred under any revolving credit facility or similar arrangement to finance seasonal fluctuations in working capital needs, or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; provided, however, that with respect to Indebtedness Incurred pursuant to a revolving credit or similar arrangement referred to above, calculations shall be made using the average daily balance of such Indebtedness for such period unless such Indebtedness is projected, in the reasonable judgment of senior management of the Company, to remain outstanding for a period in excess of 12 months from the date of Incurrence of such Indebtedness, in which case such calculations will be made on a pro forma basis as if such Indebtedness had been Incurred on the first day of such period,

(B)   if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged, in each case other than Indebtedness Incurred under any revolving credit facility or similar arrangement to finance seasonal fluctuations in working capital needs, unless such Indebtedness has been permanently repaid and the related commitment has been terminated and not been replaced, on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness,

(C)   if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA, if positive, directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale,

(D)  if since the beginning of such period the Company or any Restricted Subsidiary, by merger or otherwise, shall have made an Investment in any Restricted Subsidiary or any Person that becomes a Restricted Subsidiary or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto, including the Incurrence of any Indebtedness as if such Investment or acquisition occurred on the first day of such period, and

(E)   if since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period, shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (C) or (D) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets or other Investment, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the SEC.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period, taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months. If the interest on any such debt may be determined based on rates chosen by the Company, pro forma interest expense may be determined based on such optional rate chosen as the Company may designate.

“Consolidated EBITDA” for any period means the Consolidated Net Income for such period, plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

(1)         income tax expense of the Company and its Consolidated Restricted Subsidiaries accrued in accordance with GAAP,

(2)         Consolidated Interest Expense,

(3)         depreciation expense of the Company and its Consolidated Restricted Subsidiaries,

(4)         amortization expense of the Company and its Consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period), and

(5)         all other non-cash charges of the Company and its Consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash expenditures in any future period) less all nonrecurring non-cash gains of the Company and its Restricted Subsidiaries in each case for such period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its Consolidated Restricted Subsidiaries, plus, to the extent Incurred by the Company and its Consolidated Restricted Subsidiaries in such period but not included in such interest expense, without duplication:

(1)         interest expense attributable to Capitalized Lease Obligations and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction,

(2)         amortization of debt discount and debt issuance costs,

(3)         capitalized interest,

(4)         non-cash interest expense,

(5)         commissions, discounts and other fees and charges attributable to letters of credit and bankers’ acceptance financing,

(6)         interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary,

(7)         net costs associated with Hedging Obligations, including amortization of fees,

(8)         all dividends in respect of all Disqualified Stock of the Company and all Preferred Stock of any of the Subsidiaries of the Company (other than dividends payable solely in Capital Stock of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary),

(9)         interest Incurred in connection with investments in discontinued operations, and

(10)  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

“Consolidated Net Income” means, for any period, the net income of the Company and its Consolidated Subsidiaries for such period; provided, however, that there shall not be included in such Consolidated Net Income:

(1)         any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A)  subject to the limitations contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to a Restricted Subsidiary, to the limitations contained in clause (3) below) and

(B)   the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2)         except as contemplated by the definition of Consolidated Coverage Ratio, any net income, or loss, of any Person acquired by the Company or a Restricted Subsidiary of the Company for any period prior to the date of such acquisition;

(3)         any net income, or loss, of any Restricted Subsidiary that is not a Subsidiary Guarantor if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A)  subject to the limitations contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period (or after such period and prior to the applicable calculation date) to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to another Restricted Subsidiary, to the limitation contained in this clause) and

(B)   the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4)         any after-tax gain, or loss, realized upon the sale or other disposition of any asset of the Company or its Consolidated Subsidiaries, including pursuant to any Sale/Leaseback Transaction, that is not sold or otherwise disposed of in the ordinary course of business and any after-tax gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(5)         any extraordinary after-tax gain or loss;

(6)         any nonrecurring non-cash charges relating to a restructuring program approved by the Board of Directors;

(7)         any fees and expenses, or any amortization or writeoff thereof, incurred in connection with any acquisition, investment, asset disposition, issuance or repayment of debt, issuance of equity securities, refinancing transaction (including the refinancing of the 8 1/2% Senior Subordinated Notes due 2011 with the proceeds of the notes and the termination of existing Interest Rate Agreements in connection therewith) or amendment or other modification of any debt instrument; and any charges incurred a result of any such transaction;

(8)         non-cash charges related to the issuance of stock options or restricted stock or other non-cash stock-based compensation expense; and

(9)         the cumulative effect of a change in accounting principles.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(4)(C)(v) thereof.

“Consolidated Tangible Assets” as of any date of determination, means the total amount of assets, less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items, which would appear on a consolidated balance sheet of the Company and its Consolidated Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of:

(1)         minority interests in Consolidated Subsidiaries held by Persons other than the Company or a Restricted Subsidiary;

(2)         unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(3)         treasury stock;

(4)         cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock; and

(5)         Investments in, and assets of, Unrestricted Subsidiaries.

“Consolidation” means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP consistently applied; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term “Consolidated” has a correlative meaning.

“Credit Agreement” means the Credit Agreement, dated as of March 31, 2004, among the Company, as borrower, Bank of America, N.A. (“BOA”), as Administrative Agent, the lenders party thereto, Credit Lyonnais New York Branch, as Syndication Agent, The Bank of New York, U.S. Bank National Association (“US Bank”), and National City Bank, as Co-Documentation Agents, Banc of America Securities LLC and Credit Lyonnais New York Branch, as Joint Lead Arrangers, and Banc of America Securities LLC, as Sole Bookrunning Manager, as amended by that certain Amendment No. 1 to Credit Agreement, dated as of May 5, 2005 among the Company, the lenders party thereto, BOA as swing line lender, Bank of America, Calyon New York Branch (f/k/a Credit Lyonnais New York Branch), US Bank and JPMorgan Chase Bank, N.A., as L/C Issuers, and BOA as administrative agent, and as may be amended, restated, supplemented, waived, replaced, whether or not upon termination, and whether with the original lenders or otherwise, refinanced, restructured or otherwise modified from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities or indentures, in each case with banks or other institutional lenders or a trustee, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or issuances of notes, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Currency Agreement” means with respect to any Person any foreign exchange contract, currency swap agreements or other similar agreement or arrangement to which such Person is a party or of which it is a beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation.

“Designated Senior Indebtedness” of the Company means

(1)         the Bank Indebtedness and

(2)         any other Senior Indebtedness of the Company that, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to at least $25 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture.

“Designated Senior Indebtedness” of a Subsidiary Guarantor has a correlative meaning.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable, or upon the happening of any event:

(1)         matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(2)         is convertible or exchangeable for Indebtedness or Disqualified Stock, excluding Capital Stock convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary; provided, however, that any such conversion or exchange shall be deemed an Incurrence of Indebtedness or Disqualified Stock, as applicable, or

(3)         is redeemable at the option of the holder thereof, in whole or in part,

in the case of each of clauses (1), (2) and (3), on or prior to 91 days after the Stated Maturity of the notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to 91 days after the Stated Maturity of the notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the covenants described under “—Change of Control” and “—Certain Covenants—Limitation on Sale of Assets and Subsidiary Stock”.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. The Fair Market Value of property or assets other than cash which involves (1) an aggregate amount in excess of $20 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors and (2) an aggregate amount in excess of $40 million, shall have been determined in writing by a nationally recognized appraisal or investment banking firm, provided that (i) this sentence shall not apply to the definitions of “Asset Disposition,” “Permitted Investments,” and “Indebtedness” and (ii) except in the case of a disposition to an Affiliate of the Company, clause (2) of this sentence shall not apply to clause (1) of paragraph (a) of the covenant described under “Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia unless it Guarantees Indebtedness of the Company.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including those set forth in:

(1)         the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants,

(2)         statements and pronouncements of the Financial Accounting Standards Board,

(3)         such other statements by such other entities as approved by a significant segment of the accounting profession, and

(4)         the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)         to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

(2)         entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“Holder” means the Person in whose name a note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination, without duplication:

(1)         the principal in respect of indebtedness of such Person for borrowed money;

(2)         the principal in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)         all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

(4)         all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

(5)         all Capitalized Lease Obligations and all Attributable Debt of such Person;

(6)         the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)         all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of:

(A)  the Fair Market Value of such asset at such date of determination and

(B)   the amount of such Indebtedness of such other Persons;

(8)         Hedging Obligations of such Person; and

(9)         all obligations of the type referred to in clauses (1) through (8) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement to which such Person is party or of which it is a beneficiary.

“Investment” by a specified person in any other Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such other Person. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)         “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(A)  the Company’s “Investment” in such Subsidiary at the time of such redesignation less,

(B)   the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation;

(2)         any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer; and

(3)         if the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of.

“Legal Holiday” means a Saturday, Sunday or other day on which banking institutions are not required by law or regulation to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)         all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition,

(2)         all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition,

(3)         all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition,

(4)         payments of unassumed liabilities relating to the assets sold at the time of, or within 60 days after, the date of such sale to the extent required by any agreement or contract relating to such liabilities, and

(5)         appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds”, with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of the Company or of a Subsidiary Guarantor, as appropriate.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel. The counsel may be an employee of or counsel to the Company, a Subsidiary Guarantor or the trustee.

“Permitted Business” means the business engaged in by the Company and its Subsidiaries on the Closing Date and any Related Business.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1)         the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Permitted Business;

(2)         another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Permitted Business;

(3)         Temporary Cash Investments;

(4)         receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)         payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)         relocation and other loans or advances to employees made in the ordinary course of business of the Company or such Restricted Subsidiary and not exceeding $5 million in the aggregate outstanding at any one time;

(7)         stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8)         any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition (without regard to clause (C) or (D) of the definition thereof) that was made pursuant to and in compliance with the covenant described under “—Certain Covenants—Limitation on Sale of Assets and Subsidiary Stock”;

(9)         lease, utility and other similar deposits in the ordinary course of business;

(10)  Investments to the extent paid for in Capital Stock (other than Disqualified Stock) of the Company;

(11)  Investments acquired by the Company or a Restricted Subsidiary as a result of a foreclosure by, or other transfer of title to, the Company or a Restricted Subsidiary with respect to a secured Investment;

(12)  Investments, in joint ventures and other business entities (in each case that are not Subsidiaries of the Company) that are engaged in a Permitted Business, having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding not to exceed $25.0 million;

(13)  Investments, in any Person, having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding not to exceed the greater of (x) $100.0 million and (y) 5.0% of Consolidated Tangible Assets; and

(14)  Investments by ATK Insurance Company or any other captive insurance Restricted Subsidiary, in the ordinary course of business, of a nature and type described under Temporary Cash Investments, provided that the maturity of such Investments from the date of acquisition does not exceed 5 years.

“Permitted Securities” means, with respect to any Asset Disposition, Voting Stock of a Person primarily engaged in a Permitted Business, provided that after giving effect to the Asset Disposition such Person shall become a Restricted Subsidiary.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

“Purchase Money Indebtedness” means Indebtedness:

(1)         consisting of the deferred purchase price of an asset, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and

(2)         Incurred to finance the acquisition by the Company or a Restricted Subsidiary of such asset, including cost of construction, additions and improvements;

provided, however, that such Indebtedness is incurred within 180 days after the acquisition (or completion of construction or improvement) by the Company or such Restricted Subsidiary of such asset.

“Qualified Equity Offering” means an offering for cash by the Company of its common stock.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that is Incurred to Refinance any Indebtedness of the Company or any Restricted Subsidiary Incurred in compliance with the Indenture; provided, however, that:

(1)         the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced,

(2)         the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced,

(3)         such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish the Refinancing and such reasonable expenses incurred in connection therewith) and

(4)         (A) if the Indebtedness being Refinanced is subordinated in right of payment to the notes or any Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the notes or the Subsidiary Guarantee at least to the same extent as the Indebtedness being Refinanced and (B) if the Indebtedness being Refinanced is pari passu in right of payment with the notes or any Subsidiary Guarantee, such Refinancing Indebtedness is pari passu with or subordinated in right of payment to the notes or such Subsidiary Guarantee;

provided further, however, that Refinancing Indebtedness shall not include:

(A)  Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of the Company, or

(B)   Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means any business related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Closing Date.

“Representative” means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien. “Secured Indebtedness” of a Subsidiary Guarantor has a correlative meaning.

“Senior Indebtedness” of the Company or any Subsidiary Guarantor means the principal of, premium, if any, and accrued and unpaid interest on, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company or any Subsidiary Guarantor, regardless of whether or not a claim for post-filing interest is allowed in such proceedings, and fees and other amounts (including expenses, reimbursement obligations under letters of credit and indemnities) owing in respect of, Bank Indebtedness and all other Indebtedness of the Company or any Subsidiary Guarantor, as applicable, whether outstanding on the Closing Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the notes or such Subsidiary Guarantor’s Subsidiary Guarantee, as applicable; provided, however, that Senior Indebtedness of the Company or any Subsidiary Guarantor shall not include:

(1)         any obligation of the Company to any Subsidiary of the Company or of a Subsidiary Guarantor to the Company or any other Subsidiary of the Company;

(2)         any liability for Federal, state, local or other taxes owed or owing by the Company or such Subsidiary Guarantor, as applicable;

(3)         any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities) and any amounts owed for compensation to employees;

(4)         any Indebtedness or obligation of the Company or such Subsidiary Guarantor, as applicable, and any accrued and unpaid interest in respect thereof that by its terms is subordinate or junior in right of payment to any other Indebtedness of the Company or such Subsidiary Guarantor, as applicable, including any Senior Subordinated Indebtedness and any Subordinated Obligations of the Company or such Subsidiary Guarantor, as applicable;

(5)         any obligations with respect to the Company’s 3.00% Convertible Senior Subordinated Notes due 2024, the Company’s 2.75% Convertible Senior Subordinated Notes due 2024 and the Company’s 8 1/2% Senior Subordinated Notes due 2011 and any Subsidiary Guarantor’s guarantee thereof;

(6)         any obligations with respect to any Capital Stock; or

(7)         any Indebtedness Incurred in violation of the Indenture.

For purposes of clause (4) above, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Subsidiary Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect of such other Indebtedness of the Company or any Subsidiary Guarantor or by virtue of the fact that the holders of any Secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

“Senior Subordinated Indebtedness” of the Company means the notes, the Company’s 3.00% Convertible Senior Subordinated Notes due 2024, the Company’s 2.75% Convertible Senior Subordinated Notes due 2024, the Company’s 8 1/2% Senior Subordinated Notes due 2011 and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank equally with the notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness. “Senior Subordinated Indebtedness” of a Subsidiary Guarantor has a correlative meaning.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any Indebtedness, the date specified in such security as the fixed date on which the final payment of principal of such Indebtedness is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such Indebtedness at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Closing Date or thereafter Incurred) that is subordinate or junior in right of payment to the notes pursuant to a written agreement. “Subordinated Obligation” of a Subsidiary Guarantor has a correlative meaning.

“Subsidiary” of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

(1)         such Person,

(2)         such Person and one or more Subsidiaries of such Person or

(3)         one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means each Guarantee of the obligations with respect to the notes issued by a Restricted Subsidiary of the Company pursuant to the terms of the Indenture.

“Subsidiary Guarantor” means any Restricted Subsidiary that has issued a Subsidiary Guarantee and its successors and assigns until released from its obligations under its Subsidiary Guarantee in accordance with the terms of the Indenture.

“Temporary Cash Investments” means any of the following:

(1)         any investment in direct obligations of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof,

(2)         investments in time deposit accounts, certificates of deposit and money market deposits maturing within 365 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $100,000,000 (or the foreign currency equivalent thereof) and whose long-term debt is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act),

(3)         repurchase obligations with a term of not more than 90 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above,

(4)         investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s Investors Service, Inc. or “A-1” (or higher) according to Standard & Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. (“S&P”), and

(5)         investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s Investors Service, Inc.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§77aaa-77bbbb) as in effect on March    , 2006.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the notes to          , 2011; provided, however, that if the then remaining term of the notes to         , 2011 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term of the notes to         , 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Trust Officer” means any officer or assistant officer of the trustee assigned by the trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means:

(1)         any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below, and

(2)         any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of the Company, including any newly acquired or newly formed Subsidiary of the Company, to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not either a Subsidiary of the Subsidiary to be so designated or an Unrestricted Subsidiary; provided, however, that either:

(A)  the Subsidiary to be so designated has total Consolidated assets of $1,000 or less or

(B)   if such Subsidiary has Consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)          the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” or the Company would have a Consolidated Coverage Ratio equal to or greater than the Consolidated Coverage Ratio of the Company immediately prior to such transaction and

(y)          no Default shall have occurred and be continuing.

Any such designation of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary by the Board of Directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

UNDERWRITING

We are offering the notes described in this prospectus supplement and the accompanying prospectus through Banc of America Securities LLC, as underwriter. We have entered into an underwriting agreement with Banc of America Securities LLC. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to Banc of America Securities LLC, and Banc of America Securities LLC has agreed to purchase, the notes.

The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions, and that the underwriter is committed to take and pay for all of the notes, if any are taken. The underwriter will sell the notes to the public when and if it buys the notes from us.

Notes sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriter to securities dealers may be sold at a discount from the initial public offering price of up to   % of the principal amount of the notes. If all the notes are not sold at the initial public offering price, the underwriter may change the offering price and the other selling terms. The notes are offered subject to a number of conditions, including:

•       receipt and acceptance of the notes by the underwriter; and

•       the underwriter’s right to reject orders in whole or in part.

The underwriter has agreed to purchase the notes from us at      % of their principal amount for total proceeds to us of $      , or $      for each $1,000 principal amount of notes, before deducting expenses.

In compliance with NASD guidelines, the maximum compensation to the underwriters in connection with the sale of the notes pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the total offering price to the public of such notes as set forth on the cover page of this prospectus supplement. It is anticipated that such maximum compensation will be significantly less than 8%.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $   million, which includes fees and expenses of the underwriter of approximately $       .

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange. We have been advised by the underwriter that it intends to make a market in the notes, but it is not obligated to do so and may discontinue market making at any time without notice. We cannot assure you as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriter may over-allot the offering, creating a syndicate short position. The underwriter may bid for and purchase the notes in the open market to cover syndicate short positions. In addition, the underwriter may bid for and purchase the notes in the open market to stabilize the price of the notes. Such transactions may include stabilization transactions, effected in accordance with Rule 104 of Regulation M promulgated under the Securities Act, pursuant to which such persons may bid for or purchase notes for the purpose of stabilizing their market price. In addition, the underwriter may impose ‘‘penalty bids’’ under contractual arrangements whereby it may reclaim from dealers participating in the offering for the account of the underwriter, the selling concession with respect to the notes that are distributed in the offering but subsequently purchased for the account of the underwriter in the open market. These activities may stabilize or maintain the market price of the notes above independent market levels. The underwriter is not required to engage in these activities and may end these activities at any time.

We have agreed to indemnify the underwriter and its controlling persons against certain liabilities in connection with the offering, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect thereof.

The underwriter and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may in the future receive, customary fees. The underwriter is operating as dealer manager and consent solicitation manager for the tender offer for all of our outstanding 8 1/2% notes and is a joint lead arranger and sole bookrunning manager under our senior credit facilities. In addition, affiliates of the underwriter are administrative agent and lenders under our senior credit facilities.

VALIDITY OF THE NOTES AND THE GUARANTEES

The validity of the notes and the guarantees will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Keith D. Ross, Esq., our General Counsel, will provide an opinion regarding certain matters under Minnesota law and Bass, Berry & Sims PLC, Nashville, Tennessee, will provide an opinion regarding certain matters under Tennessee law. The underwriter is represented by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in the prospectus by reference from ATK’s Annual Report on Form 10-K for the year ended March 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph referring to ATK’s change in method of accounting for goodwill and other intangible assets, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated in the prospectus by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

ALLIANT TECHSYSTEMS INC.

Debt Securities

Common Stock

Preferred Stock

Depositary Shares
Guarantees of Debt Securities

We may offer from time to time:

•       senior or subordinated debt securities;

•       shares of our common stock;

•       shares of our preferred stock;

•       depositary shares of preferred stock; and

•       guarantees of debt securities.

We will provide specific terms of any offering in supplements to this prospectus. The securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any prospectus supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol “ATK.”

The mailing address of our principal executive offices is 5050 Lincoln Drive, Edina, Minnesota, 55436-1097. Our telephone number is (952) 351-3000.

These securities have not been approved by the Securities and Exchange Commission or any State securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

Prospectus dated March 2, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the document.

Unless we have indicated otherwise, references in this prospectus to “ATK,” “we,” “us” and “our” or similar terms are to Alliant Techsystems Inc., a Delaware corporation, and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s Internet site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed and traded on the New York Stock Exchange (the “NYSE”). You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available at our Internet site at http://www.atk.com. However, the information on our Internet site is not a part of this prospectus or the accompanying prospectus supplement.

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•       our Annual Report on Form 10-K for the year ended March 31, 2005 (filed May 24, 2005);

•       our Quarterly Reports on Form 10-Q for the quarterly periods ended July 3, 2005 (filed August 10, 2005), October 2, 2005 (filed November 7, 2005) and January 1, 2006 (filed February 3, 2006);

•       our Current Reports on Form 8-K filed May 6, May 11, June 2, as amended June 16, August 2, September 21, November 2, December 16 and December 22, 2005; and

•       our definitive Proxy Statement filed on June 22, 2005.

You may obtain a copy of any or all of the documents referred to above that may have been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

Steve P. Wold
Vice President of Investor Relations
Alliant Techsystems Inc.
5050 Lincoln Drive
Edina, Minnesota 55436
(952) 351-3056
E-mail: Steve_Wold@atk.com

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement and any free writing prospectus provided, authorized or approved by us. We have not authorized anyone else to provide you with other information.

THE COMPANY

We are a supplier of aerospace and defense products to the U.S. Government, U.S. allies, and major prime contractors. We are also a supplier of ammunition to federal and local law enforcement agencies and commercial markets. We have five segments: Ammunition, ATK Thiokol, Precision Systems, Advanced Propulsion and Space Systems, and ATK Mission Research. Our segments are as follows:

Ammunition—The Ammunition segment supplies small-caliber military ammunition, medium-caliber ammunition, medium-caliber gun systems, ammunition and rocket propellants, energetic materials, commercial and military smokeless powder, law enforcement and sporting ammunition, and ammunition-related products.

ATK Thiokol—The ATK Thiokol segment is a solid propellant rocket motor manufacturer, providing motors for human access to space (Space Shuttle), land- and sea-based strategic missiles, commercial and government space launch vehicles, and missile defense interceptors. The segment also provides advanced ordnance products, demilitarization products and services, operations and technical support for space launches, energetic materials, materials and structures for high temperature and hypersonic environments, and engineering and technical services for the advancement of propulsion systems and energetic materials.

Precision Systems—The Precision Systems segment develops, demonstrates, and manufactures gun-launched guided and conventional large-caliber ammunition, tactical missile systems, tactical rocket motors and warheads, composite structures for aircraft and weapons systems, soldier weapon systems, air weapon systems, fuzes and proximity sensors, missile warning and radar jamming systems, electronic warfare support systems, barrier systems, and lithium and lithium-ION batteries for military and aerospace applications.

Advanced Propulsion and Space Systems—The Advanced Propulsion and Space Systems segment supplies highly engineered propulsion solutions for missile defense, space, strategic, tactical, and commercial applications, and advanced ordnance and control systems; high-performance structures for space launch vehicles, rocket motor casings, military and commercial aircraft; telescope, satellite and spacecraft, launch vehicles, satellite pressurant and liquid propellant tanks, optical benches, and antenna reflectors; and advanced hypervelocity and air-breathing propulsion systems for aerospace vehicles and weapon systems.

ATK Mission Research—The ATK Mission Research segment is a developer of advanced technologies that address emerging national security and homeland defense requirements in such areas as directed energy, electro-optical and infrared sensors, aircraft sensor integration, high-performance antennas and radomes, advanced signal processing, and specialized composites.

Our sales are predominantly derived from contracts with agencies of the U.S. Government and its prime contractors and subcontractors. The various U.S. Government customers, which include the U.S. Army, the National Aeronautics and Space Administration (NASA), the U.S. Air Force, and the U.S. Navy, while subject to the oversight and budgeting authority of Congress, and, in the case of the military departments, are subordinate to the Department of Defense, exercise considerable independence in making acquisition decisions and in the award of contracts. In fiscal 2005, $2,186 million of $2,801 million, or 78%, of our sales were to the U.S. Government or its prime contractors.

We conduct a significant portion of our business as described in this prospectus through our wholly-owned subsidiaries, ATK Commercial Ammunition Company Inc., ATK Commercial Ammunition Holdings Company Inc., ATK Missile Systems Company LLC, ATK Ordnance and Ground Systems LLC, ATK Space Systems Inc., ATK Tactical Systems Company LLC, ATK Thiokol Inc., Alliant Ammunition Systems Company LLC, Alliant Ammunition and Powder Company LLC, Alliant Lake City Small Caliber Ammunition Company LLC, Alliant Southern Composites Company LLC, Ammunition Accessories Inc., Mission Research Corporation, New River Energetics, Inc., each of which is a Delaware corporation, Composite Optics, Incorporated, a California corporation, Federal Cartridge Company, a Minnesota corporation, Micro Craft Inc., a Tennessee corporation, and GASL, Inc., a New York corporation. If so provided in the applicable prospectus supplement, these subsidiaries may act as guarantors of debt securities we issue. See “Description of the Guarantees” and “Description of the Debt Securities—Subsidiary Guarantees.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our historical ratio of earnings to fixed charges for each of the five most recent fiscal years and for the nine months ended January 1, 2006 and January 2, 2005. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest. For further information with respect to the following table, please see Exhibit 12.1 to the registration statement of which this prospectus is a part.

	Nine Months Ended		Fiscal Year Ended March 31,
	January 1, 2006	January 2, 2005	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges	4.24	3.86	4.01	4.24	3.32	2.12	3.81

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment of debt, acquisitions, additions to working capital, capital expenditures and investments in our subsidiaries. Net proceeds may be temporarily invested prior to use.

GENERAL DESCRIPTION OF SECURITIES THAT WE MAY SELL

We may offer and sell, at any time and from time to time:

•       senior or subordinated debt securities;

•       shares of our common stock;

•       shares of our preferred stock;

•       depositary shares of preferred stock;

•       guarantees of debt securities; or

•       any combination of these securities.

The terms of any securities we offer will be determined at the time of sale. We may issue debt securities that are exchangeable for or convertible into common stock or any of the other securities that may be sold under this prospectus. When particular securities are offered, a supplement to this prospectus will be filed with the SEC that will describe the terms of the offering and sale of the offered securities.

DESCRIPTION OF THE DEBT SECURITIES

The following is a general description of the debt securities that we may offer from time to time. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the general provisions described below may apply to those securities will be described in the applicable prospectus supplement. We may also sell hybrid securities that combine certain features of debt securities and other securities described in this prospectus. As you read this section, please remember that the specific terms of a debt security as described in the applicable prospectus supplement will supplement and may modify or replace the general terms described in this section. If there are any differences between the applicable prospectus supplement and this prospectus, the applicable prospectus supplement will control. As a result, the statements we make in this section may not apply to the debt security you purchase.

As used in this “Description of the Debt Securities,” the “Company” refers to Alliant Techsystems Inc. and does not, unless the context otherwise indicates, include our subsidiaries.

Capitalized terms used but not defined in this section have the respective meanings set forth in the applicable indenture.

General

The debt securities that we offer will be either senior debt securities or subordinated debt securities (including any debt securities that are senior subordinated debt securities). We will issue senior debt securities under an indenture, which we refer to as the senior indenture, to be entered into between us and the trustee named in the applicable prospectus supplement. We will issue subordinated debt securities under a different indenture, which we refer to as the subordinated indenture, to be entered into between us and the trustee named in the applicable prospectus supplement. We refer to both the senior indenture and the subordinated indenture as the indentures, and to each of the trustees under the indentures as a trustee. In addition, the indentures may be supplemented or amended as necessary to set forth the terms of the debt securities issued under the indentures. You should read the indentures, including any amendments or supplements, carefully to fully understand the terms of the debt securities. The forms of the indentures have been filed as exhibits to the registration statement of which this prospectus is a part. The indentures are subject to, and are governed by, the Trust Indenture Act of 1939, as amended.

The senior debt securities will be unsubordinated obligations of the Company. They will rank equally with each other and all of our other unsubordinated debt, unless otherwise indicated in the applicable prospectus supplement. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of our senior debt. See “Subordination of Subordinated Debt Securities.”  The subordinated debt securities will rank equally with each other and all other subordinated debt, unless otherwise indicated in the applicable prospectus supplement. We will indicate in each applicable prospectus supplement, as of the most recent practicable date, the aggregate amount of our outstanding debt that would rank senior to the subordinated debt securities.

Unless otherwise provided in the prospectus supplement relating to any debt securities, the debt securities will not be guaranteed by, and therefore will not constitute obligations of our subsidiaries. Creditors of our subsidiaries are entitled to a claim on the assets of those subsidiaries. Consequently, in the event of a liquidation or reorganization of any non-guarantor subsidiary, creditors of the subsidiary are likely to be paid in full before any distribution is made to the Company and holders of debt securities, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the Company’s claims would still be subordinate to any security interests in the assets of such subsidiary and any debt of such subsidiary senior to that held by the Company.

The indentures do not limit the amount of debt securities that can be issued thereunder and provide that debt securities of any series may be issued thereunder up to the aggregate principal amount that we may authorize from time to time. Unless otherwise provided in the prospectus supplement, we may issue debt securities of the same series at more than one time and, unless prohibited by the terms of the series, we may reopen a series for issuances of additional debt securities, without the consent of the holders of the outstanding debt securities of that series. All debt securities issued as a series, including those issued pursuant to any reopening of a series, will vote together as a single class unless otherwise described in the prospectus supplement for the series.

Reference is made to the prospectus supplement for the following and other possible terms of each series of the debt securities in respect of which this prospectus is being delivered:

   (1)  the title of the debt securities;

   (2)  any limit upon the aggregate principal amount of the debt securities;

   (3)  the price at which we will issue the debt securities;

   (4)  if other than 100% of the principal amount, the portion of their principal amount payable upon maturity of the debt securities;

   (5)  the date or dates on which the principal of the debt securities will be payable (or method of determination thereof);

   (6)  the rate or rates (or method of determination thereof) at which the debt securities will bear interest (including any interest rates applicable to overdue payments), if any, the date or dates from which any such interest will accrue and on which such interest will be payable, the record dates for the determination of the holders to whom interest is payable, and the dates on which any other amounts, if any, will be payable;

   (7)  if other than as set forth herein, the place or places where the principal of, premium and other amounts, if any, and interest, if any, on the debt securities will be payable;

   (8)  the price or prices at which, the period or periods within which and the terms and conditions upon which debt securities may be redeemed, in whole or in part, at our option;

   (9)  our obligation, if any, to redeem, repurchase or repay debt securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a holder thereof and the price or prices at which and the period or periods within which and the terms and conditions upon which securities of the series shall be redeemed, purchased or repaid, in whole or in part;

(10)  the denominations in which the debt securities shall be issuable;

(11)  the form of such debt securities, including such legends as required by law or as we deem necessary or appropriate, and the form of temporary global security that may be issued;

(12)  whether the debt securities are convertible into other securities of the Company and, if so, the terms and conditions of such conversion;

(13)  whether there are any authentication agents, paying agents, transfer agents or registrars with respect to the debt securities;

(14)  whether the debt securities will be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee;

(15)  the ranking of such debt securities as senior debt securities or subordinated debt securities;

(16)  if other than U.S. dollars, the currency or currencies (including composite currencies or currency units) in which the debt securities may be purchased and in which payments on the debt securities will be made (which currencies may be different for payments of principal, premium or other amounts, if any, and/or interest, if any);

(17)  if the debt securities will be secured by any collateral, a description of the collateral and the terms and conditions of the security and realization provisions;

(18)  the provisions relating to any guarantee of the debt securities, including the ranking thereof;

(19)  the ability, if any, to defer payments of principal, interest, or other amounts; and

(20)  any other specific terms or conditions of the debt securities, including any additional events of default or covenants provided for with respect to the debt securities, and any terms that may be required by or advisable under applicable laws or regulations.

“Principal” when used herein includes any premium on any series of the debt securities.

Unless otherwise provided in the prospectus supplement relating to any debt securities, principal and interest, if any, will be payable, and transfers of the debt securities may be registered, at the office or offices or agency we maintain for such purposes, provided that payment of interest on the debt securities will be paid at such place by check mailed to the persons entitled thereto at the addresses of such persons appearing on the security register. Interest on the debt securities will be payable on any interest payment date to the persons in whose names the debt securities are registered at the close of business on the record date for such interest payment.

The debt securities may be issued only in fully registered form and, unless otherwise provided in the prospectus supplement relating to any debt securities, in minimum denominations of $1,000 and any integral multiple thereof. Additionally, the debt securities may be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee and, if so represented, interests in such global note will be shown on, and transfers thereof will be effected only through, records maintained by the designated depository and its participants.

Unless otherwise provided in the prospectus supplement relating to any debt securities, the debt securities may be exchanged for an equal aggregate principal amount of debt securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the debt securities at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of such agent. No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of an amount sufficient to cover any tax or other governmental charge payable in connection therewith.

The indentures require the annual filing by the Company with the trustee of a certificate as to compliance with certain covenants contained in the indentures.

The statements made hereunder relating to the indentures and the debt securities are summaries of certain provisions thereof and do not purport to be complete and are qualified in their entirety by reference to all provisions of the indentures and the debt securities and the descriptions thereof, if different, in the applicable prospectus supplement.

Subordination of Debt Securities

We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of subordinated debt securities is subordinated to debt securities of another series or to our other indebtedness. The terms will include a description of:

(1)         the indebtedness ranking senior to the debt securities being offered;

(2)         the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing;

(3)         the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default; and

(4)         the provisions requiring holders of the debt securities being offered to remit some payments to the holders of senior indebtedness.

Subsidiary Guarantees

Our obligations to pay the principal of, premium, if any, and interest on any debt securities may be unconditionally guaranteed on a joint and several basis by any of the subsidiary guarantors as described in the applicable prospectus supplement.

The obligations of each subsidiary guarantor will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable subsidiary guarantor without rendering the subsidiary guarantee, as it relates to that subsidiary guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Covenants

We will set forth in the prospectus supplement any covenants applicable to any issue of debt securities, which may include covenants that restrict, among other things, our and our subsidiaries’ ability to:

(1)         pay dividends and make other distributions with respect to capital stock, purchase, redeem or retire capital stock, make certain payments, and make investments;

(2)         incur additional debt and issue preferred stock;

(3)         sell assets;

(4)         enter into transactions with affiliates;

(5)         incur liens;

(6)         engage in certain business activities; and

(7)         engage in mergers or consolidations.

Consolidation, Merger, Sale or Conveyance

Unless otherwise provided in the prospectus supplement relating to any debt securities, the Company may not consolidate with, merge with or into or sell, convey or lease all or substantially all of its assets to any person unless the Company is the surviving corporation or the successor person is a corporation organized under the laws of any domestic jurisdiction and assumes the Company’s obligations on the debt securities issued thereunder, and, after giving effect thereto, no material default shall have occurred.

Events of Default

Except as otherwise set forth in the prospectus supplement relating to any debt securities, an Event of Default with respect to the debt securities of any series is defined in the indentures as:

(1)         default in the payment of any installment of interest upon any of the debt securities of such series as and when the same shall become due and payable, and continuance of such default for a period of 30 days;

(2)         default in the payment of all or any part of the principal of any of the debt securities of such series as and when the same shall become due and payable either at maturity, upon any redemption or repurchase, by declaration or otherwise; or

(3)         specified events of bankruptcy, insolvency or reorganization of the Company and, as specified in the relevant prospectus supplement, certain subsidiaries of the Company.

Additional Events of Default may be added for the benefit of holders of certain series of debt securities that, if added, will be described in the prospectus supplement relating to such debt securities.

The foregoing Events of Default will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

If a default occurs and is continuing with respect to debt securities of a series and is known to the trustee, the trustee must mail to each holder of such debt securities notice of the default within the earlier of 90 days after it occurs or 30 days after it is known to a trust officer or written notice of it is received by the trustee. If an Event of Default relating to specified events of bankruptcy, insolvency or reorganization of the Company occurs, the principal and interest on all the debt securities of such series will become immediately due and payable without any declaration or other act on the part of the trustee or any holders of such series. Except in the case of a default in the payment of principal of, premium, if any, or interest on any note, including payments pursuant to the redemption provisions of such note, the trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding such notice is in the interests of the holders of such series of debt securities. In addition, the Company will be required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the officers signing such certificate on behalf of the Company know of any default with respect to the debt securities of any series that occurred during the previous year. The Company will also be required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Events of Default with respect to the debt securities of any series, their status and what action the Company is taking or proposes to take in respect thereof.

Except as otherwise set forth in the prospectus supplement relating to any debt securities, the indentures provide that, if an Event of Default (other than an Event of Default relating to certain events of bankruptcy , insolvency or reorganizations of the Company) with respect to any series of debt securities shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of debt securities of such series then outstanding by notice to the Company may declare the principal amount of all debt securities of such series and accrued and unpaid interest to be due and payable immediately, but upon certain conditions such declaration may be annulled. Any past defaults and the consequences thereof, except a default in the payment of principal of or interest, if any, on debt securities of such series, may be waived by the holders of a majority in principal amount of the debt securities of such series then outstanding.

Subject to the provisions of the indentures relating to the duties of the trustee, in case an Event of Default with respect to any series of debt securities shall occur and be continuing, the trustee shall not be under any obligation to exercise any of the trusts or powers vested in it by the indentures at the request or direction of any of the holders of such series, unless such holders shall have offered to such trustee security or indemnity reasonably satisfactory to it. The holders of a majority in aggregate principal amount of the debt securities of each series affected and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the applicable indenture or exercising any trust or power conferred on the trustee with respect to the debt securities of such series; provided that the trustee may refuse to follow any direction which is in conflict with any law or such indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability.

Except to enforce the right to receive payment of principal, premium, if any, or interest with respect to any series of debt securities when due, no holder of any series may pursue any remedy with respect to the indenture or the notes of such series unless:

(1)         such holder has previously given the trustee notice that an Event of Default under such series of debt securities is continuing;

(2)         holders of at least 25% in principal amount of the outstanding notes of such series have requested the trustee in writing to pursue the remedy;

(3)         such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4)         the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)         the holders of a majority in principal amount of the outstanding notes of such series have not given the trustee a direction inconsistent with such request within such 60-day period.

Additional terms and conditions with respect to the rights of holders of the debt securities of a particular series and the rights and obligations of the trustee, in each case, in connection with a default or Event of Default, may be specified in the relevant prospectus supplement.

Satisfaction and Discharge of Indentures

Unless otherwise provided in the relevant prospectus supplement, any indenture will be discharged, and will cease to be of further effect, as to debt securities of any series issued thereunder when:

(1)         all outstanding debt securities of such series (other than the debt securities replaced or paid) have been canceled or delivered to the trustee for cancellation; or

(2)         all outstanding debt securities of such series have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption or will become due and payable within one year, and the Company irrevocably deposits with the trustee funds in an amount sufficient or U.S. Government Obligations, the principal of and interest on which will be sufficient, or a combination thereof sufficient, in the written opinion of a nationally recognized firm of independent public accountants delivered to the trustee (which opinion shall only be required to be delivered if U.S. Government Obligations have been so deposited), to pay the principal of and interest on the outstanding debt securities of such series when due at maturity or upon redemption thereof, including interest thereon to maturity or such redemption date (other than debt securities replaced or paid); and, in either case the Company pays all other sums payable under the applicable indenture by it with respect to the debt securities of such series.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

Modification of the Indentures

The indentures contain provisions permitting the Company and the trustee thereunder, with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of each series at the time outstanding under the applicable indenture affected thereby, to execute supplemental indentures adding certain provisions to, or changing in any manner or eliminating any of the provisions of, the applicable indenture or any supplemental indenture or modifying in any manner the rights of the holders of the debt securities of each such series; provided that, unless otherwise provided in the relevant prospectus supplement, no such supplemental indenture may:

(1)         extend the final maturity date of any debt security of any series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of any interest thereon, or reduce any amount payable on redemption or repurchase thereof or change the time at which any debt security may be redeemed, or impair or affect the right of any holder of debt securities to receive payment of principal of, and interest on, such debt securities or to institute suit for the enforcement of any payment thereof or, if the debt securities provide therefor, any right of repayment at the option of the holders of the debt securities, in each case, without the consent of each affected holder of debt securities of such series;

(2)         reduce the aforesaid percentage of debt securities of such series, the consent of the holders of which is required for any such supplemental indenture, without the consent of each affected holder of debt securities of such series; or

(3)         reduce the amount of principal payable upon acceleration of the maturity date of any original issue discount security, without the consent of each affected holder of debt securities of such series.

Additional amendments requiring the consent of each holder affected thereby may be added for the benefit of holders of certain series of debt securities and, if added, will be described in the prospectus supplement relating to such debt securities.

Additionally, in certain circumstances prescribed in the indenture governing the relevant series of debt securities, the Company and the trustee may execute supplemental indentures without the consent of the holders of debt securities.

Defeasance

Unless otherwise provided in the relevant prospectus supplement, the Company may at any time terminate all its obligations under the debt securities of any series and the relevant indenture with respect to such series (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of such debt securities, to replace mutilated, destroyed, lost or stolen debt securities and to maintain a registrar and paying agent in respect of such debt securities.

In addition, unless otherwise provided in the relevant prospectus supplement, the Company may at any time terminate its obligations under certain covenants and the operation of certain Events of Default provisions (“covenant defeasance”) upon satisfaction of certain conditions described below.

In the event that the Company exercises its legal defeasance option or its covenant defeasance option, any subsidiary that guaranties debt securities of such series will be released from all of its obligations with respect to its guarantee.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

Unless otherwise provided in the prospectus supplement, in order to exercise either defeasance option with respect to debt securities of any series, the Company must irrevocably deposit in trust (the “defeasance trust”) with the trustee money in an amount sufficient or U.S. Government Obligations, the principal of and interest on which will be sufficient, or a combination thereof sufficient, to pay the principal of, premium, if any, and interest on, the debt securities of such series to redemption or maturity, as the case may be, and must comply with specified other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and holders will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

Additional terms and conditions with respect to the Company’s legal defeasance and covenant defeasance options may be specified in the relevant prospectus supplement.

Global Debt Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository (a “Debt Depository”) identified in the applicable prospectus supplement. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless otherwise provided in such prospectus supplement, debt securities that are represented by a global security will be issued in denominations of $1,000 or any integral multiple thereof and will be issued in registered form only, without coupons. Payments of principal of, and interest, if any, on debt securities represented by a global security will be made by the Company to the trustee under the applicable indenture, and then forwarded to the Debt Depository.

We anticipate that any global securities will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), and that such global securities will be registered in the name of Cede & Co., DTC’s nominee. We further anticipate that the following provisions will apply to the depository arrangements with respect to any such global securities. Any additional or differing terms of the depository arrangements will be described in the prospectus supplement relating to a particular series of debt securities issued in the form of global securities.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole holder of the debt securities represented by such global security for all purposes under the applicable indenture. Except as described below, owners of beneficial interests in a global security will not be entitled to have debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities in certificated form and will not be considered the owners or holders thereof under the applicable indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a global security.

If DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Exchange Act if so required by applicable law or regulation, and, in either case, we do not appoint a successor Debt Depository within 90 days, we will issue individual debt securities in certificated form in exchange for the global securities. In addition, we may determine, at any time and subject to the procedures of DTC, not to have any debt securities represented by one or more global securities, and, in such event, will issue individual debt securities in certificated form in exchange for the relevant global securities. Beneficial interests in global securities will also be exchangeable for individual debt securities in certificated form in the event of a default or an Event of Default or upon prior written notice to the trustee by or on behalf of DTC or at the request of the owner of such beneficial interests, in accordance with the indenture. In any of the foregoing circumstances, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual debt securities in certificated form of like tenor and rank, equal in principal amount to such beneficial interest, and to have such debt securities in certificated form registered in its name. Unless otherwise described in the applicable prospectus supplement, debt securities so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations (“Direct Participants”). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, and banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the Commission.

Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security (“Beneficial Owner”) is in turn recorded on the Direct and Indirect Participants’ records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the action. Transfers of ownership interests in debt securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in debt securities, except as described above.

To facilitate subsequent transfers, the debt securities are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC records reflect only the identity of the Direct Participants to whose accounts debt securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notice and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy (an “Omnibus Proxy”) to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

Principal and interest payments, if any, on the debt securities will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the payment date in accordance with their respective holdings as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on the payment date. Payments by Participants to Beneficial Owners are governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and are the responsibility of such Participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest, if any, to DTC is our or the trustee’s responsibility, disbursement of such payments to Direct Participants is DTC’s responsibility, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, debt security certificates will be printed and delivered.

We have obtained the information in this section concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

None of us, any underwriter or agent, the trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interest.

Trustee

The Bank of New York Trust Company, N.A. is to be the trustee under the indentures. The Company and its subsidiaries may maintain accounts and conduct other banking transactions with affiliates of the trustee. The Bank of New York, U.S. Bank National Association is a party to our senior credit facilities.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company, as such, will have any liability for any obligations of the Company under the debt securities of any series or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of debt securities of any series by accepting such debt securities waives and releases all such liability. The waiver and release are part of the consideration for issuance of such securities. The waiver may not be effective to waive liabilities under the federal securities laws.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 90,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share.  As of February 24, 2006, there were 36,124,523 shares of common stock and no shares of preferred stock outstanding.

The following descriptions are summaries of the material terms of our capital stock. You should refer to the applicable provisions of the Delaware General Corporation Law, our restated certificate of incorporation, our bylaws and the applicable prospectus supplement for additional information about our capital stock. See “Where You Can Find More Information.”

Common Stock

Subject to the restrictions described below, the holders of our common stock are entitled to receive dividends from funds legally available when, as and if declared by our board of directors, and are entitled upon our liquidation, dissolution or winding up to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any preferred stock.

Except as otherwise provided by law or stated below, the holders of common stock are entitled to one vote for each share held on all matters as to which stockholders are entitled to vote, voting jointly as a single class with the holders of shares of cumulative preference stock (without regard to series). The holders of common stock do not have cumulative voting rights. The holders of common stock do not have any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or of securities convertible into our stock or any conversion rights with respect to any of our securities. Our common stock is not subject to redemption. All of our issued and outstanding common stock is fully paid and non-assessable.

Preferred Stock

Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including the following:

•       the designation of the series;

•       the rate and time of, and conditions and preferences with respect to, dividends, and whether the dividends will be cumulative;

•       the voting rights, if any, of shares of the series;

•       the price, timing and conditions regarding the redemption of shares of the series and whether a sinking fund should be established for the series;

•       the rights and preferences of shares of the series in the event of voluntary or involuntary dissolution, liquidation or winding up of our affairs;

•       and the right, if any, to convert or exchange shares of the series into or for stock or securities of any other series or class.

We have designated 200,000 shares of our authorized preferred stock as Series A junior participating preferred stock in connection with our stockholders rights agreement. See “—Stockholders Rights Agreement.’’

Depositary Shares

We may, at our option, elect to offer fractional shares of preferred stock, or “depositary shares,” rather than full shares of preferred stock. In that event, we will issue receipts for depositary shares, and each receipt will represent a fraction of a share of a particular series of preferred stock as described in the applicable prospectus supplement.

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement to be entered into between us and the depositary named in the applicable prospectus supplement. The deposit agreement will contain terms applicable to the holders of depositary shares in addition to the terms stated in the depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion, to all the rights and preferences of the preferred stock, including dividend, voting, redemption, subscription and liquidation rights. The terms of any depositary shares will be described in the applicable prospectus supplement and the provisions of the deposit agreement, which will be filed with the SEC. You should carefully read the deposit agreement and the depositary receipt attached to the deposit agreement for a more complete description of the terms of the depositary shares.

If any series of preferred stock underlying the depositary shares may be converted or exchanged, each record holder of depositary receipts representing the shares of preferred stock being converted or exchanged will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts.

Whenever we redeem or convert shares of preferred stock held by the depositary, the depositary will redeem or convert, at the same time, the number of depositary shares representing the preferred stock to be redeemed or converted. The depositary will redeem or convert the depositary shares from the proceeds it receives from the corresponding redemption or conversion of the applicable series of preferred stock. The redemption or conversion price per depositary share will be equal to the applicable fraction of the redemption or conversion price per share on the applicable series of preferred stock. If less than all the depositary shares are to be redeemed or converted, the depositary will select which shares are to be redeemed or converted by lot on a pro rata basis or by any other equitable method as the depositary may decide.

After the redemption or conversion date, the depositary shares called for redemption or conversion will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will end, except the right to receive money, securities or other property payable upon redemption or conversion.

We will pay all fees, charges and expenses of the depositary, including the initial deposit of preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay taxes and any other charges as are stated in the deposit agreement for their accounts.

Limitations on Liability and Indemnification of Officers and Directors

Our restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, none of our directors will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duties. The provision effectively eliminates our rights and the rights of our stockholders to recover monetary damages against a director for breach of fiduciary duty as a director. This provision does not, however, exonerate directors from liability under federal securities laws or for (1) breach of a director’s duty of loyalty to us or to our stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (3) specified willful or negligent acts relating to the payment of dividends or the repurchase or redemption of securities or (4) any transaction from which a director has derived an improper personal benefit.

Purposes and Effects of Certain Provisions of Our Restated Certificate of Incorporation

General

Our restated certificate of incorporation contains provisions that could make more difficult the acquisition of control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. Set forth below is a description of such provisions. This description is intended as a summary only and is qualified in its entirety by reference to our restated certificate of incorporation, the form of which is included as an exhibit to our annual report on Form 10-K, which is incorporated by reference into this registration statement.

Preferred Stock

We believe that the availability of the preferred stock under our restated certificate of incorporation will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Our board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block a proposed transaction. Our board of directors will make any determination to issue shares based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Fair Price Provision

Article TENTH of our restated certificate of incorporation requires the approval of a majority of our outstanding shares of voting stock, excluding voting stock held by any “interested stockholder,” defined generally as the beneficial owner of more than 10% of our voting stock, in addition to any class vote required by law or otherwise, as a condition of specified business combinations, which are defined as transactions with or for the benefit of an interested stockholder, except in cases in which either specified price criteria and procedural standards are satisfied or the transaction is approved by a majority of our directors who are not affiliated with the interested stockholder and each of whom either was one of our directors prior to the time the interested stockholder became an interested stockholder or was recommended or elected by a majority of these directors. The price criteria under Article TENTH relate to the minimum value to be paid to the holders of our common stock and the procedural standards relate to:

•       the preservation of the dividend rate on our common stock;

•       limitations on an interested stockholder’s acquisition of additional shares of our capital stock and the receipt from us of loans, financial assistance or tax advantages;

•       disclosure to our stockholders in connection with a proposed business combination; and

•       limitations on major changes in our business or equity capital structure.

Stockholders Rights Agreement

On May 7, 2002, our board of directors adopted the Rights Agreement (referred to herein as the stockholders rights agreement), by and between us and LaSalle Bank National Association, as Rights

Agent, and declared a dividend of one Right for each outstanding share of common stock, payable to stockholders of record at the close of business on May 28, 2002. The stockholders rights agreement provides that under certain circumstances, each holder of a Right be entitled to receive one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price per Right equal to $400 in cash. The Rights will initially trade together with our common stock and are not exercisable until the earlier of 10 days after a public announcement by us that a person or group has acquired 15% or more of our common stock or common stock equivalents or 10 business days (or a later date determined by our board of directors) after a person or group begins a tender or exchange offer that will result in such person or group acquiring 15% or more of our common stock. We are entitled to redeem the Rights at one cent per Right at any time until the later of (1) the date upon which we publicly announce that such 15% position has been acquired, or (2) 5:00 p.m., eastern time, on the tenth business day after the commencement of a tender offer or exchange by a person, whereupon the consummation thereof would result in a person or group obtaining a 15% position in our common stock. If we are involved in certain transactions after the Rights become exercisable, a holder of Rights, other than Rights beneficially owned by a stockholders who has acquired 15% or more of our common stock, which Rights become void, is entitled to buy a number of shares of the acquiring company’s common stock, or our common stock, as the case may be, having a market value of twice the exercise price of each Right. A potential dilutive effect may exist upon the exercise of the Rights. The Rights under the stockholders rights agreement expire on May 28, 2012, unless earlier redeemed or exchanged. Until a Right is exercised, the holder has no rights as a stockholder including, without limitation, the right to vote as a stockholder or to receive dividends. Shares of common stock issued prior to the expiration date of the rights upon conversion of our 2.75% convertible senior subordinated notes due 2024 and our 3.00% convertible senior subordinated notes due 2024 will be accompanied by rights.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time of the transaction in which the person or entity became an interested stockholder, unless:

•       prior to that time, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation;

•       upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding for this purpose shares owned by persons who are directors and also officers of the corporation and by specified employee benefit plans; or

•       at or after such time the business combination is approved by the board of directors of the corporation and by the affirmative vote, and not by written consent, of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For the purposes of Section 203, a “business combination” is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or within the immediately preceding three years did own 15% or more of the corporation’s voting stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

DESCRIPTION OF THE GUARANTEES

The debt securities may be guaranteed by certain of our subsidiaries, if so provided in the applicable prospectus supplement. The prospectus supplement will describe the terms of any guarantees, including, among other things, the method for determining the identity of the guarantors and the conditions under which guarantees will be added or released. Any guarantees will be joint and several and full and unconditional obligations of the guarantors. The obligations of each guarantor under its guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

PLAN OF DISTRIBUTION

We may sell the offered securities through agents, underwriters or dealers, directly to one or more purchasers or through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

In connection with any particular offering pursuant to this shelf registration statement, an underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•       Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price.

•       Over-allotment involves sales by an underwriter of shares in excess of the number of shares an underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. An underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•       Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, an underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If an underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•       Penalty bids permit representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In connection with NASD guidelines, the maximum compensation to the underwriters in connection with the sale of securities pursuant to this prospectus and any accompanying prospectus supplement will not exceed 8% of the total offering price to the public of such securities as set forth on the cover page of each prospectus supplement. It is anticipated that such maximum compensation will be significantly less than 8%.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Gibson, Dunn & Crutcher LLP, New York, New York, will provide opinions regarding the authorization and validity of the securities. Keith D. Ross, Esq., our General Counsel, will provide an opinion regarding certain matters under Minnesota law and Bass, Berry & Sims PLC, Nashville, Tennessee, will provide an opinion regarding certain matters under Tennessee law. Any underwriters may also be represented by their own counsel and that counsel will be named in the prospectus supplement.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from ATK’s Annual Report on Form 10-K for the year ended March 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph referring to ATK’s change in method of accounting for goodwill and other intangible assets, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$400,000,000

Alliant Techsystems Inc.

% Senior Subordinated Notes due 2016

Prospectus Supplement

March   , 2006

Banc of America Securities LLC